As filed with the Securities and Exchange Commission on May 28, 2008
Registration No. 333-149068
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AngloGold Ashanti Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Republic of South Africa	1040	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

76 Jeppe Street
Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (11) 637-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

AngloGold Ashanti North America Inc.
7400 East Orchard Road, Suite 350
Greenwood Village, CO 80111
Tel: +1 (303) 889-0700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard J.B. Price Shearman & Sterling LLP 9 Appold Street London EC2A 2AP, United Kingdom Tel: + 44 (20) 7655-5000	Ronald R. Levine, II Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, CO 80202 Tel: +1 (303) 892-9400	Kenneth G. Sam Dorsey & Whitney LLP 370 17th Street, Suite 4700 Denver, CO 80202-5647 Tel: +1 (303) 629-3400

Approximate date of commencement of proposed sale of the securities to the public:  Upon completion of the merger described herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered(1)	Registered(2)	per Unit	Price(3)	Registration Fee
Ordinary shares, par value 25 South African cents per share	3,233,633(5)	Not Applicable	$123,940,373	$4,871(4)

Notes:

(1)	All of the securities being offered hereby will be issued in the form of American Depositary Shares of the registrant (each an “AngloGold Ashanti ADS”) evidenced by American Depositary Receipts. Each AngloGold Ashanti ADS represents one ordinary share, par value 25 South African cents per share, of the registrant (each an “AngloGold Ashanti ordinary share”). The AngloGold Ashanti ADSs will be issuable upon deposit of AngloGold Ashanti ordinary shares and have been registered under a registration statement on Form F-6.

(2)	Represents the maximum number of ordinary shares of the registrant, AngloGold Ashanti Limited, estimated to be deliverable upon completion of the merger of Golden Cycle Gold Corporation with and into GCGC LLC, an indirect wholly owned subsidiary of the registrant.

(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rules 457(c) and (f)(1) under the Securities Act. The proposed maximum aggregate offering price of the registrant’s ordinary shares was calculated based upon the market value of shares of Golden Cycle Gold Corporation common stock in accordance with Rule 457(c) under the Securities Act as follows: the product of (A) $11.97, the average of the high and low prices of Golden Cycle Gold Corporation common stock as reported on the New York Stock Exchange on January 30, 2008, and (B) 10,354,250, the maximum number of ordinary shares of Golden Cycle Gold Corporation common stock expected to be exchanged in connection with the merger, which is the sum of (x) 9,769,250 issued and outstanding shares of Golden Cycle Gold Corporation common stock and (y) 585,000 shares of Golden Cycle Gold Corporation common stock issuable under various plans and options, as of January 30, 2008.

(4)	Computed in accordance with Rule 457(f) under the Securities Act by multiplying the proposed maximum aggregate offering price by 0.00003930.

(5)	Amount to be registered adjusted to reflect an increase in the exchange ratio from 0.29 to 0.3123.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

May 28, 2008

To Golden Cycle Gold Corporation Shareholders:

I am pleased to invite you to the special shareholders’ meeting to consider the proposed merger of Golden Cycle Gold Corporation and a subsidiary of AngloGold Ashanti Limited. The meeting will be held at Elks Lodge, 367 North 3rd Street, Victor, Colorado on June 30, 2008 at 10:00 a.m., local time.

In the merger, Golden Cycle shareholders will be entitled to receive 0.3123 American Depositary Shares, or ADSs, of AngloGold Ashanti in exchange for each share of Golden Cycle common stock held by them prior to the merger (any entitlement to a fraction of an AngloGold Ashanti ADS after aggregating the holdings of Golden Cycle common stock will be rounded up to the nearest whole AngloGold Ashanti ADS).

AngloGold Ashanti’s ADSs, each representing one AngloGold Ashanti ordinary share, par value 25 South African cents per share, are listed on the New York Stock Exchange under the symbol “AU”. AngloGold Ashanti’s ordinary shares are listed on the JSE under the symbol “ANG”, the London Stock Exchange under the symbol “AGD”, Euronext Paris under the symbol “VA”, the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol “AGG”, the Ghana Stock Exchange where its shares are quoted under the symbol “AGA” and in the form of Ghanaian Depositary Shares, or GhDSs, under the symbol “AADS”, each representing one-hundredth of an ordinary share, and Euronext Brussels where its shares are quoted in the form of unsponsored international depositary receipts under the symbol “ANG”.

You should carefully consider the risk factors relating to the proposed merger beginning on page 16.

Whether or not you plan to attend the meeting, please complete and return your proxy card in the envelope enclosed for your convenience. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation is greatly appreciated.

Sincerely yours,
/s/  James C. Ruder

James C. Ruder
Chairman of the Board

If you have any questions concerning the proposed merger, please call Golden Cycle’s Chief Executive Officer, R. Herbert Hampton, at +1 (719) 471-9013. Please do not send in your stock certificates with your proxy card.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated May 28, 2008, and is first being mailed to Golden Cycle shareholders on or about that date.

GOLDEN CYCLE GOLD CORPORATION
1515 South Tejon Street, Suite 201, Colorado Springs, Colorado 80906

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On June 30, 2008 at 10:00 a.m.

TO GOLDEN CYCLE GOLD CORPORATION SHAREHOLDERS:

Notice is hereby given that a special meeting of shareholders of Golden Cycle Gold Corporation relating to the proposed merger of Golden Cycle with a subsidiary of AngloGold Ashanti Limited will be held on June 30, 2008, at 10:00 a.m., local time, at Elks Lodge, 367 North 3rd Street, Victor, Colorado, to consider and vote upon:

(1) A proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 11, 2008, as amended on May 27, 2008, by and among AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated, GCGC LLC, a wholly owned subsidiary of AngloGold Ashanti USA, and Golden Cycle; and

(2) A proposal to approve the adjournment of the special meeting, if necessary or appropriate.

Information regarding the merger and related matters is contained in the accompanying proxy statement/prospectus and the annexes to the proxy statement/prospectus. A copy of the merger agreement, as amended, is attached as Annex A to the accompanying proxy statement/prospectus.

The board of directors has fixed the close of business on May 13, 2008 as the record date for the determination of Golden Cycle shareholders entitled to notice of, and to vote at, the special meeting or any adjournment thereof. Only the holders of record of shares of Golden Cycle common stock on the record date are entitled to have their votes counted at the special meeting. A list of shareholders entitled to vote at the special meeting will be available for examination by any Golden Cycle shareholder, for any purpose concerning the meeting, during ordinary business hours at Golden Cycle’s principal executive offices, located at 1515 South Tejon Street, Suite 201, Colorado Springs, Colorado 80906, beginning from May 30, 2008 at the time of the special meeting.

Adoption of the merger agreement requires the votes represented by the holders of two-thirds of the outstanding shares of Golden Cycle common stock entitled to vote to be voted “FOR” the proposal. Failure to vote your shares of Golden Cycle common stock at the special meeting has the same effect as a vote “AGAINST” the merger.

You have the power to revoke your proxy at any time prior to its use at the special meeting. If you attend the special meeting, you may withdraw your proxy and vote in person.

You may attend the special meeting in person. It is important that your shares of Golden Cycle common stock are represented at the special meeting regardless of the number of shares that you hold. Your early attention to the proxy card is greatly appreciated because it will reduce the cost Golden Cycle incurs in obtaining voting instructions from its shareholders.

The Golden Cycle board of directors has approved and declared advisable the merger agreement and the merger and unanimously recommends that you vote or give instructions to vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate.

You should not return your Golden Cycle common stock certificates with the enclosed proxy card.

By Order of the Board of Directors
/s/  Wilma L. Delacruz

Wilma L. Delacruz
Secretary
Colorado Springs, Colorado
May 28, 2008

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about AngloGold Ashanti and Golden Cycle from other documents that are not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information” on page 110 for a listing of documents incorporated by reference. These documents are available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at one of the following addresses:

AngloGold Ashanti Limited	Golden Cycle Gold Corporation

In South Africa: AngloGold Ashanti Limited 76 Jeppe Street Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa Telephone: +27 (11) 637-6385 Attention: Investor Relations	1515 South Tejon Street, Suite 201 Colorado Springs, CO 80906 Telephone: +1 (719) 471-9013 Fax: +1 (719) 520-1442

In the United States: AngloGold Ashanti North America Inc. 7400 E. Orchard Road, Suite 350 Greenwood Village, CO 80111 Telephone: +1 (303) 889-0700 Fax: +1 (303) 889-0707 Attention: Investor Relations

If you would like to request any documents, you must do so by June 13, 2008 in order to receive them before the special meeting of Golden Cycle shareholders.

i

Annexes

Annex A	Agreement and Plan of Merger, dated as of January 11, 2008, as amended on May 27, 2008, by and among AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated, GCGC LLC and Golden Cycle Gold Corporation
Annex B	Form of Shareholder Support Agreement, between the shareholder party thereto and AngloGold Ashanti Limited
Annex C	Opinion of PI Financial (US) Corp.

QUESTIONS AND ANSWERS ABOUT THE GOLDEN CYCLE SPECIAL MEETING
AND THE PROPOSED MERGER

The following questions and answers briefly address some questions you may have regarding the special meeting of Golden Cycle shareholders and the proposed merger. These questions and answers may not address all questions that may be important to you as a Golden Cycle shareholder. Please refer to the more detailed information contained in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to, or incorporated by reference in, this proxy statement/prospectus.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	The proposed transaction is the merger of Golden Cycle with an indirect wholly owned subsidiary of AngloGold Ashanti. Assuming the closing conditions to the merger agreement are satisfied or waived, Golden Cycle will be merged with and into GCGC LLC, a Colorado limited liability company and a wholly owned subsidiary of AngloGold Ashanti USA Incorporated, or AngloGold Ashanti USA, which is a Delaware corporation and a wholly owned subsidiary of AngloGold Ashanti. GCGC LLC will continue as the surviving company in the merger and will continue to be an indirect wholly owned subsidiary of AngloGold Ashanti.

Q:	Why was the merger agreement amended?

A:	The merger agreement was amended on May 27, 2008, to adjust the consideration Golden Cycle shareholders will receive in the merger from 0.29 AngloGold Ashanti ADSs to 0.3123 AngloGold Ashanti ADSs (the consideration was adjusted for the recently announced AngloGold Ashanti rights offering to place Golden Cycle shareholders in the same economic position after the rights offering as they were before the rights offering), to amend the treatment of options to acquire shares of Golden Cycle common stock and to increase the amount of the unpaid costs and expenses permitted at closing.

Under the terms of the merger agreement, as originally executed on January 11, 2008, each unexpired and unexercised option to purchase Golden Cycle common stock granted under Golden Cycle stock option plans was to be automatically converted into an option to purchase AngloGold Ashanti ADSs equal to the number of shares of Golden Cycle common stock that could have been purchased (assuming full vesting) under such option multiplied by the exchange ratio (rounded down to the nearest whole number of AngloGold Ashanti ADSs) at a price per AngloGold Ashanti ADS equal to the per share option exercise price specified in the Golden Cycle option divided by the exchange ratio (rounded up to the nearest whole cent.) Subsequent to the signing of the original agreement, AngloGold Ashanti determined that conversion of the options to purchase Golden Cycle common stock would not be permissible under the rules of AngloGold Ashanti’s various employee share incentive schemes. As a result, Golden Cycle and AngloGold Ashanti negotiated a cashless exercise for the options to purchase Golden Cycle common stock and the payment for lost opportunity costs of additional AngloGold Ashanti ADSs with an aggregate value of $688,880, as more fully described below. The additional consideration payable to the option holders was determined using a Black Scholes calculation to determine the lost opportunity value associated with the early conversion of the options.

Q:	What will the Golden Cycle shareholders receive in the merger?

A:	In the merger, Golden Cycle shareholders will receive 0.3123 of an AngloGold Ashanti ADS as consideration for each share of Golden Cycle common stock held immediately prior to the effective time of the merger. AngloGold Ashanti will not issue fractional AngloGold Ashanti ADSs in the merger. Rather than receive a fractional AngloGold Ashanti ADS, each shareholder who would otherwise have been entitled to receive a fraction of an AngloGold Ashanti ADS (after taking into account all stock certificates delivered by such holder) will receive, in lieu of any fractional AngloGold Ashanti ADS, one AngloGold Ashanti ADS.

Q:	What is the AngloGold Ashanti rights offering?

A:	On May 21, 2008, AngloGold Ashanti announced that it intends to proceed, subject to certain conditions, with a renounceable rights offering of 69,470,442 new AngloGold Ashanti ordinary shares to AngloGold Ashanti ordinary and E shareholders and AngloGold Ashanti ADS holders at a subscription price of ZAR194.00 per rights offer share or ADS and in the ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti ordinary shares or ADSs held.

Q:	What is the purpose of the AngloGold Ashanti rights offering?

A:	The purpose of the AngloGold Ashanti rights offering is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the rights offering will allow AngloGold Ashanti to significantly restructure and reduce its existing gold hedging positions, which have adversely affected AngloGold Ashanti’s financial performance in recent years, while also being able to continue to fund principal development projects and exploration growth initiatives. Net proceeds of the rights offering may in the interim be used to reduce short-term borrowings and the borrowings outstanding on AngloGold Ashanti’s revolving credit facility or as cash in accordance with AngloGold Ashanti’s cash management policies.

Q:	Will Golden Cycle shareholders be entitled to participate in the AngloGold Ashanti rights offering?

A:	No. The record date for AngloGold Ashanti shareholders to participate in the rights offering is June 3, 2008, which will be prior to the completion of the merger.

Q:	Why was the exchange ratio adjusted for the AngloGold Ashanti rights offering?

A:	The additional shares to be issued upon completion of the AngloGold Ashanti rights offering will be issued at a discount to the market price of AngloGold Ashanti ordinary shares. The adjustment in the exchange ratio effectively puts Golden Cycle shareholders in the same position as before the rights offering.

Q:	What is an AngloGold Ashanti ADS?

A:	An American Depositary Share, or ADS, is a security that allows shareholders in the United States to more easily hold and trade interests in foreign-based companies. AngloGold Ashanti is a South African company that issues ordinary shares that are equivalent in many respects to common stock of a U.S. company. Each AngloGold Ashanti ADS represents one AngloGold Ashanti ordinary share. AngloGold Ashanti ADSs are listed on the New York Stock Exchange and trade under the symbol “AU”. The Bank of New York Mellon is the depositary for AngloGold Ashanti Limited and will be responsible for issuing AngloGold Ashanti ADSs to Golden Cycle shareholders.

Q:	Will Golden Cycle shareholders be able to trade the AngloGold Ashanti ADSs that they receive in the transaction?

A:	Yes. AngloGold Ashanti ADSs are currently listed on the New York Stock Exchange (under the symbol “AU”) and the AngloGold Ashanti ADSs that will be issued in connection with the transaction will be listed on the New York Stock Exchange. AngloGold Ashanti ADSs received in exchange for shares of Golden Cycle common stock in the transaction will be freely transferable under United States federal securities laws.

Q:	Where can I get more information concerning the risks related to AngloGold Ashanti, the merger and the AngloGold Ashanti ordinary shares and ADSs?

A:	You should carefully consider the specific factors set forth under “Risk Factors” beginning on page 16 and the risk factors included in AngloGold Ashanti’s Annual Report on Form 20-F, which is incorporated by reference into this proxy statement/prospectus, as well as all the other information set forth or incorporated by reference in this proxy statement/prospectus.

Q:	How will the merger affect options to acquire shares of Golden Cycle common stock?

A:	Under the terms of the merger agreement executed on January 11, 2008, each unexpired and unexercised option to purchase Golden Cycle common stock granted under Golden Cycle stock option plans was to be automatically converted into an option to purchase AngloGold Ashanti ADSs equal to the number of shares of Golden Cycle common stock that could have been purchased (assuming full vesting) under such option multiplied by the exchange ratio (rounded down to the nearest whole number of AngloGold Ashanti ADSs) at a price per AngloGold Ashanti ADS equal to the per share option exercise price specified in the Golden Cycle option divided by the exchange ratio. Subsequent to the signing of the merger agreement, AngloGold Ashanti determined that conversion of the options to purchase Golden Cycle common stock would not be permissible under the rules of AngloGold Ashanti’s various employee share incentive schemes. As a result, Golden Cycle and AngloGold Ashanti negotiated a cashless exercise for the options to purchase Golden Cycle common stock as described below.

v

The merger agreement provides that at the effective time of the merger, each unexpired and unexercised option to purchase Golden Cycle common stock granted under Golden Cycle stock option plans will be automatically cancelled in exchange for a number of Anglo Gold Ashanti ADSs equal to (a)(i) the aggregate fair market value of AngloGold Ashanti ADSs that would have been received for all Golden Cycle common stock (assuming the Golden Cycle stock options were exercised) plus (ii) $1.23 for each share underlying the Golden Cycle stock option ($1.23 represents consideration for early conversion of the options) less (iii) the total aggregate exercise price of the Golden Cycle stock option (assuming the Golden Cycle stock options were exercised) divided by (b) the fair market value of each AngloGold Ashanti ADS. For the purposes of the calculation, the fair market value of each AngloGold Ashanti ADS is based on the average closing price as reported by the New York Stock Exchange of AngloGold Ashanti ADSs for the twenty consecutive trading days ending on the day prior to the special meeting of Golden Cycle shareholders to approve the merger. The merger agreement provides for the following conversion formula:

X =	ABC + AD − AE C

Where:

X = Number of ADSs Issuable for Golden Cycle Stock Option

A = Number of Golden Cycle Shares Acquirable Upon Exercise of Golden Cycle Stock Option

B = 0.3123

C = Average of the per share closing prices as reported by the New York Stock Exchange of ADSs for the twenty consecutive trading days ending on the day prior to the Target Meeting (ADS Market Price)

D = $1.23 (adjustment for lost opportunity cost based on a Black Scholes valuation)

E = Option Exercise Price

If the exercise price per share of any such Target Stock Option is greater than or equal to the ADS Market Price multiplied by the Exchange Ratio, then such Target Stock Option shall be exchanged for the aggregate number of ADSs (less any applicable income or employment tax withholding) equal to (i) the number of Target Company Shares acquirable upon exercise of Target Stock Option multiplied by (ii) $1.23 divided by (iii) the ADS Market Price.

If AngloGold Ashanti determines that any payment in respect of options to purchase Golden Cycle common stock options gives rise to compensation subject to withholding, then AngloGold Ashanti (or the appropriate subsidiary thereof) will withhold the amount required by applicable law.

Q:	What are the implications to Golden Cycle shareholders of AngloGold Ashanti being a “foreign private issuer” under the U.S. securities laws?

A:	AngloGold Ashanti is subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (which we refer to in this proxy statement/prospectus as the “Exchange Act”), applicable to foreign private issuers. As a foreign private issuer, AngloGold Ashanti is required to file an annual report on Form 20-F with the Securities and Exchange Commission, or “SEC”, within six months after the end of each fiscal year. In addition, AngloGold Ashanti is required to furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by AngloGold Ashanti in South Africa, including interim financial statements, or regarding information distributed or required to be distributed by AngloGold Ashanti to its shareholders. As a foreign private issuer, AngloGold Ashanti is exempt from certain rules under the Exchange Act, including the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies with securities registered under the Exchange Act, the requirement to file financial statements prepared in accordance with U.S. GAAP, although AngloGold Ashanti currently prepares the financial statements included in its annual report on Form 20-F in accordance with U.S.

GAAP, and the proxy rules, which impose disclosure and procedural requirements for proxy solicitations under the Exchange Act. In addition, among other matters, AngloGold Ashanti’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AngloGold Ashanti ordinary shares and ADSs.

Q:	When do you expect to complete the transaction?

A:	AngloGold Ashanti and Golden Cycle are working toward completing the merger as quickly as possible, and anticipate that it will be completed immediately after the special meeting on June 30, 2008. In order to complete the merger, Golden Cycle must obtain shareholder approval and the other closing conditions under the merger agreement must be satisfied or waived.

Q:	What vote is required by the Golden Cycle shareholders to adopt the merger agreement or adjourn the special meeting, if necessary or appropriate, to solicit additional proxies?

A:	The adoption of the merger agreement requires the affirmative vote of two-thirds of the issued and outstanding shares of Golden Cycle common stock entitled to vote. The adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the votes cast in person or by proxy at the Golden Cycle special meeting. A majority of the outstanding Golden Cycle common stock entitled to vote at the Golden Cycle special meeting, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Golden Cycle special meeting.

Q:	How does the Golden Cycle board of directors recommend that I vote?

A:	The Golden Cycle board of directors recommends that Golden Cycle shareholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate. You should read “The Merger — Golden Cycle’s Reasons for the Merger” beginning on page 34 for a discussion of the factors that the Golden Cycle board of directors considered in deciding to recommend the adoption of the merger agreement to Golden Cycle shareholders.

Q:	Who is entitled to vote?

A:	You can vote at the special meeting if you owned Golden Cycle common stock at the close of business on May 13, 2008, the record date. As of the record date, there were 9,794,250 shares of Golden Cycle common stock outstanding, all of which are entitled to be voted at the special meeting.

Q:	How do I vote my shares of Golden Cycle common stock?

A:	You should carefully read and consider the information contained in or incorporated by reference into this proxy statement/prospectus, including the annexes. You should also determine whether you hold your shares of Golden Cycle common stock directly in your name as a registered shareholder or through a broker or other nominee, because this will determine the procedure that you must follow in order to vote. If you are a registered shareholder of Golden Cycle, you may vote in any of the following ways:

•	in person at the Golden Cycle special meeting — complete and sign the enclosed proxy card and bring either the admission ticket attached to the proxy card or evidence of your stock ownership with you to the Golden Cycle special meeting (the ticket or evidence of your stock ownership will serve as your right to admission and your authorization to vote in person);

•	by mail — complete, sign and date the enclosed proxy card and return it in the enclosed postage paid return envelope as soon as possible to Golden Cycle Gold Corporation, 1515 South Tejon Street, Suite 201, Colorado Springs, Colorado 80906, Attention: Wilma L. Delacruz, Secretary;

•	by facsimile — complete, sign and date the enclosed proxy card and fax it to Golden Cycle’s transfer agent at the number provided with the enclosed proxy card; or

•	by telephone — follow the instructions included with the enclosed proxy card.

If you are a non-registered holder of shares of Golden Cycle common stock (which for purposes of this proxy statement/prospectus means that your shares of Golden Cycle common stock are held in “street name”), you should instruct your broker or other nominee to vote your shares by following the instructions provided by your broker or other nominee. You may vote in person if you obtain written authorization in your name from your broker or other nominee and either bring the admission ticket attached to the proxy card or evidence of your stock ownership from your broker or other nominee. Please contact your broker or other nominee to determine how to vote by mail. If you do not provide instructions to your broker on how to vote, your shares of Golden Cycle common stock will not be voted and construed as a vote “AGAINST” the adoption of the merger agreement.

Q:	What happens if I do not vote?

A:	Because the adoption of the merger agreement requires the affirmative vote of two-thirds of the outstanding shares of Golden Cycle common stock entitled to vote at the special meeting, your failure to vote will have the same effect as a vote “AGAINST” the adoption of the merger agreement.

Q:	What happens if I return my proxy card but don’t indicate how to vote?

A:	If you properly return your proxy card, but do not include instructions on how to vote, your shares of Golden Cycle common stock will be voted “FOR” the adoption of the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate. Golden Cycle’s management does not currently intend to bring any proposals to the Golden Cycle special meeting other than the proposal to adopt the merger agreement and to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies and does not expect any shareholder proposals. If other proposals requiring a vote of shareholders are brought before the Golden Cycle special meeting in a proper manner, the persons named in the enclosed proxy card intend to vote the shares they represent in accordance with their best judgment in respect of such proposals.

Q:	What happens if I abstain from voting on the proposal?

A:	If you return your proxy with instructions to abstain from voting on either proposal, your shares will be counted for purposes of determining whether a quorum is present at the Golden Cycle special meeting. An abstention with respect to the proposal to adopt the merger agreement has the legal effect of a vote “AGAINST” the adoption of the merger agreement.

Q:	What happens if the Golden Cycle shareholders do not approve the merger?

A:	If the shareholders of Golden Cycle do not approve the merger at the special meeting, the merger agreement may be terminated by either Golden Cycle or AngloGold Ashanti.

Pursuant to the terms of the merger agreement, if the merger is not effected on or before June 30, 2008, either Golden Cycle or AngloGold Ashanti may terminate the merger agreement provided that such terminating party’s failure to fulfill any obligation under the merger agreement has not been the cause of, or resulted in, the failure of the merger to be consummated on or before such date. However, the termination date will be July 15, 2008 if either (i) this proxy statement/prospectus has not been mailed to Golden Cycle’s shareholders on or before June 2, 2008 or (ii) the special meeting is not convened on or before June 30, 2008.

Q:	May I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may revoke your proxy by either:

•	advising Golden Cycle’s Secretary, Wilma L. Delacruz, in writing prior to 12:00 p.m. Mountain Daylight Time on June 27, 2008; or

•	delivering a new proxy so long as it is received prior to 12:00 p.m. Mountain Daylight Time on June 27, 2008.

In addition, you may revoke your proxy by attending the special meeting and voting in person. Attendance at the special meeting will not by itself constitute revocation of a proxy.

If you have instructed a broker to vote your shares, the above-described options for changing your vote do not apply and instead you must follow the instructions received from your broker to change your vote.

Q:	What does it mean if I receive more than one Golden Cycle proxy card?

A:	This means that you own shares of Golden Cycle common stock that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a broker, or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive comes with its own postage paid return envelope. If you vote by mail, please make sure you return each proxy card in the return envelope that accompanied that proxy card. All of your shares of Golden Cycle common stock will be aggregated for purposes of determining whether you are entitled to receive an additional ADS in lieu of a fractional AngloGold Ashanti ADS.

Q:	Am I entitled to exercise any dissenters’ or appraisal rights in connection with the merger?

A:	No. Under Colorado law, you will not have any right to dissent or receive an appraisal of the value of your shares of Golden Cycle common stock in connection with the merger if the adoption of the merger agreement is approved.

Q:	As a Golden Cycle shareholder, should I send in my stock certificates now?

A:	No. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your Golden Cycle stock certificates for the merger consideration. Please DO NOT send in your Golden Cycle stock certificates with your proxy or with your form of election.

Q:	Where and when is the special meeting?

A:	Golden Cycle will hold the special meeting at 10:00 a.m., local time, on June 30, 2008 at the Elks Lodge, 367 North 3rd Street, Victor, Colorado.

Q:	What do I need to do now if I hold shares of Golden Cycle common stock?

A:	AngloGold Ashanti and Golden Cycle urge you to read this proxy statement/prospectus carefully, including its annexes and the documents incorporated by reference herein, and consider how the merger affects you. As soon as possible after you have read this proxy statement/prospectus, please complete, sign and date your proxy card and mail it in the enclosed postage paid return envelope.

Q:	Is the approval of AngloGold Ashanti shareholders required for the Golden Cycle merger?

A:	No, AngloGold Ashanti shareholder approval is not required in order to complete the Golden Cycle merger.

Q:	Did AngloGold Ashanti and Golden Cycle have a business relationship prior to entering into the merger agreement?

A:	Yes. AngloGold Ashanti (through its indirect wholly owned subsidiary, AngloGold Ashanti (Colorado) Corp.) and Golden Cycle are co-owners of the Cripple Creek & Victor Gold Mining Company joint venture (which we refer to in this proxy statement/prospectus as the CC&V joint venture). The CC&V joint venture engages in gold mining activity at the Cresson mine located in the Cripple Creek area of Colorado. AngloGold Ashanti holds a 67 percent interest in the CC&V joint venture and Golden Cycle holds the remaining 33 percent. AngloGold Ashanti serves as the manager of the CC&V joint venture. Golden Cycle’s participation in the CC&V joint venture constitutes its primary business activity.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which you are referred for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the merger agreement, which is attached as Annex A. In addition, we incorporate by reference in this proxy statement/prospectus important business and financial information about AngloGold Ashanti and Golden Cycle, see “Where You Can Find More Information” on page 110. We have included page references in this summary to direct you to more complete descriptions of the topics presented in this summary.

The Companies (Page 65)

AngloGold Ashanti (Page 65)

AngloGold Ashanti is headquartered in Johannesburg, South Africa, and is a global gold company with a diversified portfolio of assets in many key gold producing regions. As at December 31, 2007, AngloGold Ashanti had gold reserves of 72.2 million ounces. For the year ended December 31, 2007, AngloGold Ashanti had consolidated total revenues of $3,095 million and gold production of 5.5 million ounces.

AngloGold Ashanti was formed following the consolidation of the gold interests of Anglo American plc into a single company in 1998. At that time, its production and reserves were primarily located in South Africa (97 percent of 1997 production and 99 percent of reserves as at December 31, 1997) and one of its objectives was to achieve greater geographic and orebody diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which AngloGold Ashanti has an interest, AngloGold Ashanti has developed a high quality, well diversified asset portfolio, including:

•	production from 20 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;

•	production and reserves for the year ended December 31, 2007 of 57 percent and 57 percent, respectively, from operations outside South Africa; and

•	production from a broad variety of orebody types as well as a variety of open-pit and underground operations.

AngloGold Ashanti’s principal executive office is located at 76 Jeppe Street, Newtown, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone: +27 (11) 637-6000).

AngloGold Ashanti USA Incorporated (Page 73)

AngloGold Ashanti USA Incorporated is a Delaware corporation and a direct wholly owned subsidiary of AngloGold Ashanti Limited. AngloGold Ashanti USA Incorporated has no employees and serves as the holding company for all of AngloGold Ashanti’s North American interests.

GCGC LLC (Page 73)

GCGC LLC is a Colorado limited liability company and a direct wholly owned subsidiary of AngloGold Ashanti USA and was created solely for the purpose of entering into the transactions contemplated by the merger agreement and has not conducted any other business activities.

Golden Cycle (Page 73)

Golden Cycle was incorporated under the laws of the State of Colorado on May 19, 1972 for the purpose of acquiring and developing the mining properties of the Golden Cycle Corporation, located in the Cripple Creek Mining District of Colorado. The primary business of Golden Cycle has been its participation in the Cripple Creek & Victor Gold Mining Company (CC&V), a joint venture (the CC&V joint venture) with AngloGold Ashanti (Colorado) Corp., formerly Pikes Peak Mining Company. The CC&V joint venture engages in gold mining activity in the Cripple Creek area of Colorado. AngloGold Ashanti holds a 67 percent interest in the CC&V joint venture and Golden Cycle holds the remaining 33 percent. AngloGold Ashanti serves as the manager of the CC&V joint venture. Golden Cycle’s participation in the CC&V joint venture constitutes its primary business activity.

Golden Cycle’s principal executive office is located at 1515 South Tejon, Suite 201, Colorado Springs, Colorado 80906 (Telephone: + 1 (719) 471-9013). As of December 31, 2007, the Company had two employees.

The Merger (Page 28)

Golden Cycle and AngloGold Ashanti have agreed and the boards of directors of Golden Cycle and AngloGold Ashanti have each approved an acquisition of Golden Cycle by AngloGold Ashanti pursuant to the merger agreement. At the effective time of the merger, upon the terms and subject to the conditions of the merger agreement and in accordance with the Colorado Business Corporations Act, Golden Cycle will merge with and into GCGC LLC, a direct wholly owned subsidiary of AngloGold Ashanti USA and the separate corporate existence of Golden Cycle will cease. AngloGold Ashanti USA is a direct wholly owned subsidiary of AngloGold Ashanti Limited. GCGC LLC will be the surviving entity in the merger.

Consideration to be Received Pursuant to the Merger; Treatment of Stock Options (Page 44)

In the merger, each issued and outstanding share of Golden Cycle common stock immediately prior to the effective time of the merger (other than shares of Golden Cycle owned by Golden Cycle as treasury shares), will be automatically converted into the right to receive 0.3123 of an AngloGold Ashanti ADS, with each whole ADS representing one AngloGold Ashanti ordinary share. The exchange ratio has been adjusted to effectively put Golden Cycle shareholders in the same position as before the AngloGold Ashanti rights offering.

The merger agreement provides that at the effective time of the merger, each unexpired and unexercised option to purchase Golden Cycle common stock granted under Golden Cycle stock option plans will be automatically cancelled in exchange for a number of Anglo Gold Ashanti ADSs equal to (a)(i) the aggregate fair market value of AngloGold Ashanti ADSs that would have been received for all Golden Cycle common stock (assuming the Golden Cycle stock options were exercised) plus (ii) $1.23 for each share underlying the Golden Cycle stock option ($1.23 represents consideration for early conversion of the options) less (iii) the total aggregate exercise price of the Golden Cycle stock option (assuming the Golden Cycle stock options were exercised) divided by (b) the fair market value of each AngloGold Ashanti ADS. For the purposes of the calculation, the fair market value of each AngloGold Ashanti ADS is based on the average closing price as reported by the New York Stock Exchange of AngloGold Ashanti ADSs for the twenty consecutive trading days ending on the day prior to the special meeting of Golden Cycle shareholders to approve the merger. The merger agreement provides for the following conversion formula:

X =	ABC + AD − AE C

Where:

X = Number of ADSs Issuable for Golden Cycle Stock Option

A =	Number of Golden Cycle Shares Acquirable Upon Exercise of Golden Cycle Stock Option

B = 0.3123

C =	Average of the per share closing prices as reported by the New York Stock Exchange of ADSs for the twenty consecutive trading days ending on the day prior to the Target Meeting (ADS Market Price)

D = $1.23 (adjustment for lost opportunity cost based on a Black Scholes valuation)

E = Option Exercise Price

If the exercise price per share of any such Target Stock Option is greater than or equal to the ADS Market Price multiplied by the Exchange Ratio, then such Target Stock Option shall be exchanged for the aggregate number of

ADSs (less any applicable income or employment tax withholding) equal to (i) the number of Target Company Shares acquirable upon exercise of Target Stock Option multiplied by (ii) $1.23 divided by (iii) the ADS Market Price.

If AngloGold Ashanti determines that any payment in respect of options to purchase Golden Cycle common stock options gives rise to compensation subject to withholding, then AngloGold Ashanti (or the appropriate subsidiary thereof) will withhold the amount required by applicable law.

Special Meeting of Golden Cycle Shareholders (Page 25)

Golden Cycle will hold a special meeting of Golden Cycle shareholders to approve and adopt the merger agreement and to adjourn the special meeting, if necessary or appropriate. The special meeting will be held on June 30, 2008 at the Elks Lodge, 367 North 3rd Street, Victor, Colorado, beginning at 10:00 a.m. Proxies for the special meeting are being solicited by Golden Cycle’s board of directors.

Golden Cycle’s board of directors has fixed the close of business on May 13, 2008 as the record date for the determination of Golden Cycle shareholders entitled to notice of, and to vote at, the special meeting or any adjournment thereof.

To conduct the special meeting, Golden Cycle must have a quorum, which, pursuant to Golden Cycle’s by-laws, means a majority of issued and outstanding voting shares of Golden Cycle common stock as of the record date must be present at the meeting, in person or by proxy. As of May 13, 2008, Golden Cycle had 9,794,250 shares of common stock issued and outstanding. Each share of Golden Cycle common stock is entitled to one vote. Golden Cycle has no other voting shares issued and outstanding.

Vote Required for Approval of the Merger (Page 26)

At the special meeting of the Golden Cycle shareholders, the shareholders will be asked to vote on a resolution approving the merger of Golden Cycle into an indirect wholly owned subsidiary of AngloGold Ashanti, on the terms and subject to the conditions of the merger agreement. The Golden Cycle shareholders will also be asked to vote on a resolution to approve the adjournment of the special meeting, if necessary or appropriate. The resolution to adopt the merger agreement will require the affirmative vote of two-thirds of the shares of the Golden Cycle shareholders entitled to vote at the special meeting. The resolution to adjourn the special meeting, if necessary or appropriate, will require the affirmative vote of a majority of the votes cast in person or by proxy at the special meeting.

Recommendation of the Board of Directors of Golden Cycle (Page 33)

After careful consideration, the Golden Cycle board of directors has unanimously determined to recommend that the Golden Cycle shareholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.

Reasons for the Merger (Page 33)

AngloGold Ashanti’s Reasons for the Merger (Page 33)

AngloGold Ashanti’s principal reason to enter into the merger agreement is to acquire Golden Cycle’s investment in the CC&V joint venture, thereby enabling AngloGold Ashanti to own a 100 percent interest in the CC&V joint venture and to own and consolidate a 100 percent interest in the Cresson mine.

Golden Cycle’s Reasons for the Merger (Page 34)

Golden Cycle’s principal reason to enter into the merger agreement is that the offered merger consideration of 0.3123 AngloGold Ashanti ADSs per one share of Golden Cycle common stock, with each AngloGold Ashanti ADS representing one AngloGold Ashanti ordinary share, represented a premium to Golden Cycle shareholders, based on, among other things, the historical trading price of AngloGold Ashanti ADSs relative to that of Golden Cycle common stock.

Fairness Opinion (Page 37)

Golden Cycle engaged PI Financial (US) Corp., or “PI Financial”, in connection with the merger pursuant to the terms of an engagement letter dated December 18, 2007. Pursuant to the engagement letter, PI Financial delivered its opinion to Golden Cycle’s board of directors, dated as of January 11, 2008, to the effect that, as of the date of the opinion and based on and subject to various qualifications, factors, assumptions and limitations described in its opinion, the merger consideration to be received by the shareholders of Golden Cycle pursuant to the merger was fair from a financial point of view to such shareholders. On May 27, 2008, PI Financial provided an oral presentation to the Golden Cycle board of directors to the effect that the additional merger consideration of 0.0223 to be received by the shareholders of Golden Cycle pursuant to the amended merger agreement is sufficient to place Golden Cycle shareholders in the same economic position after the AngloGold Ashanti rights offering as they were before the rights offering.

The full text of PI Financial’s written fairness opinion is attached as Annex C to this proxy statement. Golden Cycle shareholders are encouraged to read PI Financial’s opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PI Financial in connection with its opinion. PI Financial provided its opinion for the information and assistance of the Golden Cycle board of directors, its opinion was only one of many factors considered by the board of directors in its evaluation of the merger transaction and it only addresses the fairness, from a financial point of view, to Golden Cycle’s shareholders of the merger consideration to be received by the Golden Cycle shareholders pursuant to the merger. PI Financial’s opinion does not address the relative merits of the merger or any related transaction as compared to any other transaction or business strategy in which Golden Cycle might engage or the merits of the underlying decision by Golden Cycle to engage in the merger or any related transaction and is not intended to, and does not, constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating to the merger. PI Financial’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to PI Financial as of, January 11, 2008, the date of the written opinion. PI Financial assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

Please refer to “The Merger — Fairness Opinion” beginning on page 37. We urge you to, and you should, read the PI Financial opinion in its entirety.

Risk Factors (Page 16)

In determining whether to approve the merger agreement and the transactions contemplated by the merger agreement, you should carefully consider, along with the other information set forth in or incorporated by reference in this proxy statement/prospectus, the specific factors set forth under “Risk Factors” beginning on page 16 for risks related to AngloGold Ashanti, the merger and the AngloGold Ashanti ordinary shares and ADSs, as well as the risk factors included in AngloGold Ashanti’s 2007 Annual Report on Form 20-F, which is incorporated by reference into this proxy statement/prospectus.

The Merger Agreement (Page 44)

The terms and conditions of the merger are governed by the merger agreement, as amended. The merger agreement, as amended, is attached as Annex A to this proxy statement/prospectus and incorporated herein by this reference. We urge you to read the merger agreement carefully and in its entirety as it is the legal document that governs the merger.

Conditions to the Merger (Page 52)

The completion of the merger is subject to the satisfaction or waiver of a number of conditions, including, but not limited to, the following:

•	adoption of the merger agreement by the Golden Cycle shareholders;

•	obtaining the approval of the New York Stock Exchange for the issuance and listing of the AngloGold Ashanti ADSs that will be issued as consideration in the merger;

•	the absence of any statute, rule, regulation, executive order, decree, temporary restraining order, injunction or other order issued by a court or other governmental entity preventing the completion of the merger;

•	this proxy statement/prospectus must be effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of this proxy statement/prospectus may be in effect and no proceeding for the purpose of suspending or stopping the effectiveness of this proxy statement/prospectus may be pending before or threatened by the SEC;

•	approval of any governmental authority of competent jurisdiction (including the South African Reserve Bank) or expiration or satisfaction of waiting periods under any applicable law of any governmental authority of competent jurisdiction (without the imposition of any condition that is likely to have a material adverse effect).

•	the representations and warranties of Golden Cycle and AngloGold Ashanti must generally be true and correct in all material respects as of the closing date of the merger except to the extent that the representation or warranty speaks as of another date;

•	Golden Cycle and AngloGold Ashanti must have performed in all material respects all obligations and complied in all material respects with all agreements and covenants in the merger agreement to be performed and complied with by them;

•	from the date of agreement through the effective time of the merger, no material adverse effect must have occurred with respect to Golden Cycle and no event, change or circumstance that would reasonably be likely to result in a material adverse effect with respect to Golden Cycle must have occurred;

•	Each of AngloGold Ashanti and Golden Cycle must have delivered to its respective legal counsel and to each other a certificate signed on its behalf certifying as to specified tax representations;

•	AngloGold Ashanti and Golden Cycle each must have received an opinion, dated as of the closing date of the merger, of its legal counsel, based upon facts, representations and assumptions set forth in the opinion that are consistent with the state of facts at the effective time of the merger, to the effect that the acquisition of shares of Golden Cycle common stock will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	AngloGold Ashanti must have received a “comfort” letter from Golden Cycle’s independent public accountants;

•	AngloGold Ashanti must have received evidence reasonably satisfactory to it that the aggregate amount of all unpaid costs and expenses incurred by Golden Cycle or its subsidiaries in connection with the merger agreement and related transactions is not in excess of $275,000; and

•	AngloGold Ashanti shall have received a release, in a form acceptable to it, that upon the receipt of the agreed consideration by Golden Cycle stock option holders, the Golden Cycle stock options shall be cancelled and no further amounts shall be payable in respect of such stock options.

For a more complete description of these and other conditions that must be satisfied or waived, see “The Merger Agreement — Conditions to the Merger” beginning on page 53.

Termination of the Merger Agreement (Page 54)

The merger agreement may be terminated by AngloGold Ashanti or Golden Cycle at any time before the effective time of the merger:

•	by mutual written consent of AngloGold Ashanti and Golden Cycle;

•	if the merger is not completed on or before June 30, 2008 (however, the June 30, 2008 deadline will be extended to July 15, 2008 if either (i) this proxy statement/prospectus has not been mailed to Golden Cycle’s shareholders on or before June 2, 2008 or (ii) the special meeting is not convened on or before June 30, 2008;

•	if any applicable law makes completion of the merger illegal or if any judgment, injunction, order or decree of a court restrains or prohibits the completion of the merger; or

•	if Golden Cycle shareholders’ approval is not obtained on or before June 30, 2008.

The merger agreement may be terminated by Golden Cycle at any time before the effective time of the merger:

•	if there has been a breach by AngloGold Ashanti or GCGC LLC of any representation, warranty, covenant or agreement set forth in the merger agreement that results in the failure of a closing condition to be satisfied; or

•	if (i) Golden Cycle delivers to AngloGold Ashanti a written notice of its intent to enter into a merger, acquisition or other agreement to consummate a “superior proposal”, (ii) five business days elapse following delivery to AngloGold Ashanti of the notice of “superior proposal”, (iii) during the five business day period Golden Cycle fully cooperates with AngloGold Ashanti, including providing AngloGold Ashanti with the terms and conditions of such proposal, the identity of the person making such proposal and a copy of the acquisition agreement, (iv) Golden Cycle pays to AngloGold Ashanti the termination fee as described in “The Merger Agreement — Termination Fees and Expenses” beginning on page 55 and (v) Golden Cycle enters into a merger, acquisition or other agreement to consummate the “superior proposal”.

The merger agreement may be terminated by AngloGold Ashanti at any time before the effective time of the merger:

•	if (i) Golden Cycle breaches or fails to perform in any material respect its non-solicitation obligations, the obligation of its board of directors to recommend the merger to the Golden Cycle shareholders or its obligation to hold the special meeting of its shareholders to approve the merger agreement, or (ii) the Golden Cycle board of directors or any committee thereof makes an “adverse recommendation change” as described in “The Merger Agreement — Recommendations of Golden Cycle’s Board of Directors” on page 51; or

•	if there has been a breach by Golden Cycle of any representation, warranty, covenant or agreement set forth in the merger agreement that results in the failure of a closing condition to be satisfied.

Termination Fees (Page 55)

If the merger agreement is terminated by either party in some circumstances, either Golden Cycle is obligated to pay to AngloGold Ashanti a termination fee of $5,760,000 or AngloGold Ashanti is required to pay to Golden Cycle a termination fee of $1,440,000. Under the merger agreement, Golden Cycle agreed to reimburse AngloGold Ashanti’s reasonable, documented costs and expenses up to an amount equal to $500,000 if AngloGold Ashanti terminates the merger agreement as the result of an “adverse recommendation change”. For a complete description of termination fees and the conditions that trigger the obligation to pay a termination fee, see “The Merger Agreement — Termination Fees and Expenses” beginning on page 55.

The Shareholder Support Agreements (Page 57)

Concurrently with the signing of the merger agreement, AngloGold Ashanti entered into separate shareholder support agreements with each of the following shareholders of Golden Cycle: David W. Tice & Associates, Inc., OCM Gold Fund, R. Herbert Hampton, Estate of Rex H. Hampton, Dr. Taki N. Anagnoston, James C. Ruder, Robert T. Thul, Donald L. Gustafson and MIDAS Fund, Inc./Midas Management Corporation (we collectively refer to these shareholders as the “supporting shareholders”). Together, the shareholder support agreements cover an aggregate of 4,343,680 shares of Golden Cycle common stock, which, as of May 13, 2008, represented approximately 44.3 percent of all of the issued and outstanding shares of Golden Cycle common stock.

Pursuant to the shareholder support agreements, each supporting shareholder granted to AngloGold Ashanti an irrevocable proxy to exercise all voting, consent and similar rights with respect to their shares of Golden Cycle common stock at every annual, special or other meeting of shareholders of Golden Cycle, and in any consent in lieu of a meeting for the purpose of voting in favor of the merger and any other matter necessary to the consummation of the merger. The complete form of shareholder support agreement is attached as Annex B to this proxy statement/prospectus and incorporated herein by this reference. We urge you to read the form of shareholder support agreement carefully and in its entirety for a more complete description of its terms and conditions.

Directors and Senior Management Following the Merger (Page 59)

Upon completion of the merger, the board of directors and executive officers of AngloGold Ashanti will remain the same.

Regulatory Approvals Required for the Merger (Page 43)

The merger agreement provides that each of Golden Cycle and AngloGold Ashanti will use their commercially reasonable efforts to obtain all consents and approvals and to do all other things necessary for the completion of the merger. In addition, each of Golden Cycle and AngloGold Ashanti agreed to make all regulatory filings that it is required to make in connection with completing the merger.

The approval of the South African Reserve Bank and the approval of the New York Stock Exchange of the listing on the New York Stock Exchange of the AngloGold Ashanti ADSs issued in the merger each must be obtained before the merger may be completed.

Approval of the South African Reserve Bank (Page 43)

The approval of the South African Reserve Bank was obtained on February 12, 2008.

Stock Exchange Listings (Page 43)

AngloGold Ashanti’s ADSs, each representing one AngloGold Ashanti ordinary share, par value 25 South African cents per share, are listed on the New York Stock Exchange under the symbol “AU”. AngloGold Ashanti’s ordinary shares are listed on the JSE under the symbol “ANG”, the London Stock Exchange under the symbol “AGD”, Euronext Paris under the symbol “VA”, the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol “AGG”, the Ghana Stock Exchange where its shares are quoted under the symbol “AGA” and in the form of Ghanaian Depositary Shares, or GhDSs, under the symbol “AADS”, each representing one-hundredth of an ordinary share, and Euronext Brussels where its shares are quoted in the form of unsponsored international depositary receipts under the symbol “ANG”.

In accordance with the terms of the merger agreement, AngloGold Ashanti has made an application to list on the New York Stock Exchange the AngloGold Ashanti ADSs that will be issued as consideration in the merger. The AngloGold Ashanti ADSs that will be issued as consideration in the merger have been approved for listing by the New York Stock Exchange, subject to official notice of issuance. Listing and trading of the AngloGold Ashanti ADSs that will be issued as consideration in the merger will commence on the New York Stock Exchange on the date of effectiveness of the merger, which is expected to be on or around June 30, 2008.

Interests of Certain Persons in the Merger (Page 60)

In considering the recommendation of the Golden Cycle board of directors to vote for the adoption of the merger agreement, you should be aware that certain members of the Golden Cycle board of directors and executive officers of Golden Cycle may have interests in the merger that differ from, or are in addition to, their interests as Golden Cycle shareholders. The Golden Cycle board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger. In summary, these interests include:

•	an agreement by AngloGold Ashanti to provide directors’ and officers’ insurance;

•	an agreement to provide executive officers and directors of Golden Cycle with continuing indemnification rights;

•	an agreement by Golden Cycle to pay Mr. Hampton severance following the closing of the merger in a lump sum amount equal to $8,404 per month from the closing of the merger through August 1, 2008; and

•	an agreement to issue to Golden Cycle option holders, all of whom are executive officers and/or directors of Golden Cycle, AngloGold Ashanti ADSs in the aggregate value of $688,880 (determined using a Black Scholes calculation to determine the lost opportunity value associated with the early conversion of the options) as consideration for an agreement to permit the cashless exercise of Golden Cycle options at the effective time of the merger.

Material U.S. Federal Income Tax Consequences of the Merger to Golden Cycle Shareholders (Page 75)

The U.S. federal income tax consequences of the merger to a Golden Cycle shareholder will depend on whether the shareholder is a “U.S. Holder” or “non-U.S. Holder” as such terms are defined under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” on pages 76 and 79, respectively. A U.S. Holder that receives AngloGold Ashanti ADSs pursuant to the merger will not recognize any gain or loss for U.S. federal income tax purposes. A non-U.S. Holder that receives AngloGold Ashanti ADSs pursuant to the merger will not recognize any gain for U.S. federal income tax purposes unless (i) shares of Golden Cycle common stock are not regularly traded on an established securities market within the meaning of applicable U.S. Treasury Regulations or (ii) such non-U.S. Holder was a more than 5 percent owner of Golden Cycle, either actually or under certain attribution rules, during the five-year period ending on the date of the merger. A non-U.S. Holder that receives AngloGold Ashanti ADSs pursuant to the merger generally will not recognize any loss for U.S. federal income tax purposes.

The consequences described above assume that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that Section 367(a)(1) of the Internal Revenue Code does not apply to the receipt of AngloGold Ashanti ADSs by Golden Cycle shareholders. Completion of the merger is conditioned on receipt of certain tax opinions, including an opinion that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, as described under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Tax Status of the Merger” beginning on page 76.

THE TAX CONSEQUENCES OF THE MERGER TO GOLDEN CYCLE SHAREHOLDERS WILL DEPEND ON EACH SHAREHOLDER’S INDIVIDUAL SITUATION. GOLDEN CYCLE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER.

Accounting Treatment (Page 42)

AngloGold Ashanti will account for the merger as a purchase for financial reporting purposes under U.S. GAAP.

Dissenters’ Rights of Appraisal (Page 42)

Under the Colorado Business Corporations Act, you will not have any right to dissent or receive an appraisal of the value of your shares of Golden Cycle common stock in connection with the merger if the adoption of the merger agreement is approved.

Comparison of Rights of Shareholders under Colorado and South African Law (Page 94)

Upon consummation of the merger and receipt of the merger consideration, holders of Golden Cycle shares will become holders of AngloGold Ashanti ADSs, which represent a beneficial ownership interest in AngloGold Ashanti ordinary shares, with each AngloGold Ashanti ADS representing one AngloGold Ashanti ordinary share. Golden Cycle is organized under the laws of the State of Colorado while AngloGold Ashanti is organized under the laws of the Republic of South Africa. Therefore, your rights as a holder of AngloGold Ashanti ADSs will be governed by South African law, by AngloGold Ashanti’s memorandum and articles of association and by the deposit agreement pursuant to which the AngloGold Ashanti ADSs will be issued. These rights differ in certain respects from the current rights of Golden Cycle shareholders, which are governed by Colorado law and by Golden Cycle’s articles of incorporation and by-laws. For a further description of the differences between Colorado law and South African law with respect to the rights of shareholders, please see “Comparison of Rights of Shareholders under Colorado and South African Law” beginning on page 94.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ANGLOGOLD ASHANTI

The selected financial information set forth below for the years ended December 31, 2005, 2006 and 2007 and as at December 31, 2006 and 2007 has been derived from, and should be read in conjunction with, the U.S. GAAP financial statements included in AngloGold Ashanti’s 2007 Form 20-F, which is incorporated herein by reference. The selected financial information for the years ended December 31, 2003 and 2004 and as at December 31, 2003, 2004 and 2005 has been derived from U.S. GAAP financial statements not included or incorporated by reference herein. The selected financial information for the three months ended March 31, 2007 and for the three months ended and as at March 31, 2008 has been derived from, and should be read in conjunction with, the unaudited condensed consolidated U.S. GAAP financial statements included in AngloGold Ashanti’s report on Form 6-K submitted to the SEC on May 22, 2008, which is incorporated herein by reference and which do not include a full set of related notes, as would be required under U.S. GAAP.

						Three Months Ended
	Year Ended December 31,					March 31,
	2003(1)(2)(3)	2004(4)(5)	2005	2006(6)	2007(7)	2007	2008
						(Unaudited)	(Unaudited)
	(In U.S. $ millions, except per share amounts)

Consolidated statement of income (loss) data
Sales and other income	1,670	2,151	2,485	2,715	3,095	734	894

Product sales(8)	1,641	2,096	2,453	2,683	3,048	723	884
Interest, dividends and other	29	55	32	32	47	11	10

Costs and expenses	1,329	2,176	2,848	2,811	3,806	699	1,087

Operating costs(9)	1,135	1,517	1,842	1,785	2,167	482	525
Royalties	11	27	39	59	70	18	25
Depreciation, depletion and amortization	247	445	593	699	655	140	147
Impairment of assets	75	3	141	6	1	—	—
Interest expense	28	67	80	77	75	16	21
Accretion expense	2	8	5	13	20	4	5
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(55)	(14)	(3)	(36)	10	(4)	(11)
Mining contractor termination costs	—	—	9	—	—	—	—
Non-hedge derivative (gain)/loss	(114)	123	142	208	808	43	375

Income/(loss) from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change	341	(25)	(363)	(96)	(711)	35	(193)
Taxation (expense)/benefit	(143)	132	121	(122)	(118)	(40)	5
Minority interest	(17)	(22)	(23)	(29)	(28)	(7)	(12)
Equity income in affiliates	71	23	39	99	41	16	8

Income/(loss) from continuing operations before cumulative effect of accounting change	252	108	(226)	(148)	(816)	4	(192)
Discontinued operations	(2)	(11)	(44)	6	2	(1)	—

Income/(loss) before cumulative effect of accounting change	250	97	(270)	(142)	(814)	3	(192)
Cumulative effect of accounting change	(3)	—	(22)	—	—	—	—

Net income/(loss) — applicable to ordinary stockholders	247	97	(292)	(142)	(814)	3	(192)

						Three Months Ended
	Year Ended December 31,					March 31,
	2003(1)(2)(3)	2004(4)(5)	2005	2006(6)	2007(7)	2007	2008
						(Unaudited)	(Unaudited)
	(In U.S. $ millions, except per share amounts)

Other financial data
Basic earnings/(loss) per ordinary share (in $)(10)
From continuing operations	1.13	0.43	(0.85)	(0.54)	(2.93)	0.01	(0.69)
Discontinued operations	(0.01)	(0.04)	(0.17)	0.02	0.01	—	—

Before cumulative effect of accounting change	1.12	0.39	(1.02)	(0.52)	(2.92)	0.01	(0.69)
Cumulative effect of accounting change	(0.01)	—	(0.08)	—	—	—	—

Net income/(loss) — applicable to ordinary stockholders	1.11	0.39	(1.10)	(0.52)	(2.92)	0.01	(0.69)

Diluted earnings/(loss) per ordinary share (in $)(10)
From continuing operations	1.13	0.42	(0.85)	(0.54)	(2.93)	0.01	(0.69)
Discontinued operations	(0.01)	(0.04)	(0.17)	0.02	0.01	—	—

Before cumulative effect of accounting change	1.12	0.38	(1.02)	(0.52)	(2.92)	0.01	(0.69)
Cumulative effect of accounting change	(0.01)	—	(0.08)	—	—	—	—

Net income/(loss) — applicable to ordinary stockholders	1.11	0.38	(1.10)	(0.52)	(2.92)	0.01	(0.69)

Dividend per ordinary share (cents)	133	76	56	39	44	32	7

	As at December 31,					As at March 31,
	2003(1)(2)(3)	2004(4)(5)	2005	2006(6)	2007(7)	2008
						(Unaudited)
	(In U.S. $ millions, except share and per share amounts)

Consolidated balance sheet data
Cash and cash equivalents and restricted cash	479	302	204	482	514	526
Other current assets	822	1,115	1,197	1,394	1,599	1,614
Property, plants and equipment, deferred stripping, and acquired properties, net	3,037	6,654	6,439	6,266	6,807	6,548
Goodwill and other intangibles, net	226	591	550	566	591	603
Materials on the leach pad (long-term)	7	22	116	149	190	206
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	772	712	607	656	680	704

Total assets	5,343	9,396	9,113	9,513	10,381	10,201

Current liabilities	1,116	1,469	1,874	2,467	3,795	5,124
Provision for environmental rehabilitation	124	209	325	310	394	356
Deferred taxation liabilities	789	1,518	1,152	1,275	1,345	1,207
Other long-term liabilities, and derivatives	1,194	2,295	2,539	2,092	2,232	1,285
Minority interest	52	59	60	61	63	70
Stockholders’ equity	2,068	3,846	3,163	3,308	2,552	2,159

Total liabilities and stockholders’ equity	5,343	9,396	9,113	9,513	10,381	10,201

	As at December 31,					As at March 31,
	2003(1)(2)(3)	2004(4)(5)	2005	2006(6)	2007(7)	2008
						(Unaudited)
	(In U.S. $ millions, except share and per share amounts)

Capital stock (exclusive of long-term debt and redeemable preferred stock)	9	10	10	10	10	10
Number of ordinary shares as adjusted to reflect changes in capital stock	223,136,342	264,462,894	264,938,432	276,236,153	277,457,471	277,745,007
Net assets	2,120	3,905	3,223	3,369	2,615	2,229

(1)	Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003.

(2)	Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003.

(3)	Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003.

(4)	Includes the results of operations and financial condition of Ashanti Goldfields Company Limited as of April 26, 2004.

(5)	Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004.

(6)	Excludes the results of operations and financial condition of Bibiani mine sold with effect from December 28, 2006.

(7)	Includes the acquisition of 15 percent minority interest acquired in the Iduapriem and Terebie mine with effect from September 1, 2007.

(8)	Product sales represent revenue from the sale of gold.

(9)	Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(10)	The calculations of basic and diluted earnings/(loss) per ordinary share are described in note 9 to the consolidated financial statements “(loss)/earnings per common share” found in AngloGold Ashanti’s 2007 Form 20-F. Amounts reflected exclude E ordinary shares.

For further information regarding footnotes (1) through (7) see “Item 4.A: History and development of the company” of AngloGold Ashanti’s 2007 Form 20-F, which is incorporated herein by reference.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GOLDEN CYCLE

The selected financial information set forth below for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007 has been derived from, and should be read in conjunction with, the U.S. GAAP financial statements included in Golden Cycle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated herein by reference. The selected financial information for the years ended December 31, 2003 and 2004 and as of December 31, 2003, 2004 and 2005 has been derived from U.S. GAAP financial statements not included or incorporated by reference herein.

The selected financial information for the three months ended March 31, 2007 and for the three months ended and as of March 31, 2008 has been derived from, and should be read in conjunction with, the unaudited consolidated U.S. GAAP financial statements included in Golden Cycle’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 14, 2008, which is incorporated herein by reference.

						Three Months Ended
	Year Ended December 31,					March 31,
	2003	2004	2005	2006	2007	2007	2008
	(In U.S. $, except share and per share amounts)					(Unaudited)	(Unaudited)

Consolidated statement of operations data
Revenue:
Distributions from mining joint venture in excess of carrying value	250,000	250,000	250,000	250,000	250,000	250,000	250,000
Payment from Tornado Gold Intl Corp. (Common Stock)	—	—	—	—	—	—	—
Other operating revenue	—	—	—	—	—	—	—

	250,000	250,000	250,000	250,000		250,000	250,000
Expenses:
General and administrative expense	464,348	542,510	603,044	1,502,938	992,963	117,884	175,503
Depreciation expense	1,217	5,286	3,973	2,224	2,360	595	595
Exploration expense	141,851	54,372	305,661	8,410	9,259	644	—

	607,416	602,168	912,678	1,513,572	1,004,582	130,877	176,098

Operating income/(loss)	(357,416)	(352,168)	(662,678)	(1,263,572)	(754,582)	130,877	73,902
Net income/(loss)	224,135	(322,582)	(602,025)	(1,097,135)	(588,400)	204,635	94,625
Basic income/(loss) per share	0.02	(0.03)	(0.06)	(0.11)	(0.06)	0.02	0.01
Diluted income/(loss) per share	0.02	(0.03)	(0.06)	(0.11)	(0.06)	0.02	0.01
Basic weighted average shares outstanding	9,529,100	9,597,231	9,738,086	9,744,250	9,760,346	9,744,250	9,769,250
Diluted weighted average shares outstanding	10,364,100	9,597,231	9,738,086	9,744,250	9,760,346	10,254,250	10,354,250

						As of
	As of December 31,					March 31,
	2003	2004	2005	2006	2007	2008
	(In U.S. $)
						(Unaudited)

Consolidated balance sheet data
Current assets:
Cash and cash equivalents	202,099	457,000	167,169	53,142	25,617	310,530
Short-term investments	923,669	1,120,273	888,627	677,944	658,514	421,579
Interest receivable and other assets	7,014	13,524	15,753	19,168	48,677	16,766
Prepaid insurance	24,580	24,380	24,827	25,203	21,597	11,304
Account receivable from sale of water rights	679,098	—	—	—	—	—

Total current assets	1,836,460	1,615,177	1,096,376	775,457	754,405	760,179
Assets held for sale — water rights	—	—	—	—	—	—
Property and equipment, at cost:
Land	2,025	2,025	2,025	2,025	2,025	2,025
Mineral claims	20,657	20,657	20,657	20,657	8,657	8,657
Furniture and fixtures	10,037	10,030	10,064	9,354	9,354	9,354
Machinery and equipment	33,806	31,819	33,013	21,516	21,516	21,516

	66,525	64,531	65,759	53,551	41,552	41,552
Less accumulated depreciation	(30,601)	(33,126)	(37,224)	(26,130)	(28,491)	(29,086)

	35,924	31,405	28,535	27,421	13,061	12,466

Total assets	1,872,384	1,646,582	1,124,911	802,878	767,466	772,645

Current liabilities:
Accounts payable and accrued liabilities	58,479	56,868	43,808	18,373	106,835	27,139

Total current liabilities	58,479	56,868	43,808	18,373	106,835	27,139
Shareholders equity:
Common stock, no par value, authorized 100,000,000 shares; issued and outstanding 9,769,250 shares at December 31, 2007, 9,794,250 shares at March 31, 2008	7,307,854	7,406,317	7,499,429	7,499,429	7,544,429	7,544,429
Additional paid-in capital	1,927,736	1,927,736	1,927,736	2,278,273	3,189,799	3,189,799
Accumulated comprehensive loss	(31,741)	(31,813)	(31,511)	(31,511)	(73,511)	(83,261)
Accumulated deficit	(7,389,944)	(7,712,526)	(8,314,551)	(9,411,686)	(10,000,086)	(9,905,461)

Total shareholders’ equity	1,813,905	1,589,714	1,081,103	784,505	660,631	745,506

Total liabilities and shareholders’ equity	1,872,384	1,646,582	1,124,911	802,878	767,466	772,645

SUMMARY COMPARATIVE HISTORICAL PER SHARE INFORMATION

	Year Ended	Three Months Ended
	December 31, 2007	March 31, 2008
	(U.S. $ per share)
	(Audited)	(Unaudited)

AngloGold Ashanti
Net income/(loss) per share — basic	(2.92)	(0.69)
Net income/(loss) per share — diluted	(2.92)	(0.69)
Cash dividend	0.44	0.07
Book value at period end	9.42	8.03

Golden Cycle
Net income/(loss) per share — basic	(0.06)	(0.01)
Net income/(loss) per share — diluted	(0.06)	(0.01)
Cash dividend	0	0
Book value at period end	0.07	0.08

SUMMARY COMPARATIVE PER SHARE MARKET INFORMATION

AngloGold Ashanti’s ADSs, each representing one AngloGold Ashanti ordinary share, par value 25 South African cents per share, are listed on the New York Stock Exchange under the symbol “AU”. AngloGold Ashanti’s ordinary shares are listed on the JSE under the symbol “ANG”, the London Stock Exchange under the symbol “AGD”, Euronext Paris under the symbol “VA”, the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol “AGG”, the Ghana Stock Exchange where its shares are quoted under the symbol “AGA” and in the form of Ghanaian Depositary Shares, or GhDSs, under the symbol “AADS”, each representing one-hundredth of an ordinary share, and Euronext Brussels where its shares are quoted in the form of unsponsored international depositary receipts under the symbol “ANG”. Golden Cycle Gold Corporation common stock is listed and traded on the NYSE Arca under the symbol “GCGC”.

The following table sets forth closing sales prices per share of AngloGold Ashanti ordinary shares, AngloGold Ashanti ADSs and Golden Cycle common stock as reported on the JSE, the New York Stock Exchange and the NYSE Arca, as applicable, on January 11, 2008, the last full trading day before the public announcement of the merger, and on May 23, 2008, the most recent date for which quotations were available prior to the date hereof.

		AngloGold Ashanti
	AngloGold Ashanti	ADSs	Golden Cycle
	Ordinary Shares	New York Stock	Common Stock
	JSE	Exchange	NYSE Arca
	(South African rand per share)	(U.S. $ per ADS)	(U.S. $ per share)

January 11, 2008	346.99	49.59	10.50
May 23, 2008	303.95	39.29	11.07

See “Market Price and Dividend Data” beginning on page 107 for further information about the historical market prices of these securities.

The following table presents the implied equivalent value per share of Golden Cycle common stock. The implied equivalent value of a share of Golden Cycle common stock was calculated by multiplying the closing market price per AngloGold Ashanti ADS by the then applicable exchange ratio for each share of Golden Cycle common stock in the merger.

Golden Cycle Common Stock
(U.S. $ per share)

January 11, 2008 (at an exchange ratio of 0.29)	14.38
May 23, 2008 (at an exchange ratio of 0.3123)	12.27

The market prices of AngloGold Ashanti ADSs and shares of Golden Cycle common stock are likely to fluctuate prior to the consummation of the merger and cannot be predicted. We urge you to obtain current market information regarding AngloGold Ashanti ADSs and Golden Cycle common stock.

RISK FACTORS

You should carefully consider the risks and the risk factors incorporated by reference in this proxy statement/prospectus including, among others, those disclosed in the categories “Risks related to the gold mining industry generally” and “Risks related to AngloGold Ashanti’s operations” under Item 3.D “Risk factors” from AngloGold Ashanti’s 2007 Annual Report on Form 20-F, together with all of the other information included or incorporated by reference in this proxy statement/prospectus (including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 24), before you decide whether to vote or instruct your vote to be cast to approve and adopt the merger agreement. In addition, you should carefully consider the following risks relating to the merger and the AngloGold Ashanti ordinary shares and ADSs.

Risks Relating to the Merger

Because the exchange ratio is fixed and the market price of AngloGold Ashanti ADSs may fluctuate, you cannot be certain of the dollar value of the consideration that you will receive in the merger.

Upon completion of the merger, each share of Golden Cycle common stock issued and outstanding immediately prior to the effective time will be exchanged for 0.3123 of an AngloGold Ashanti ADS. Because the exchange ratio of 0.3123 is fixed, the value of the AngloGold Ashanti ADSs issued in connection with the merger will depend on the price of an AngloGold Ashanti ADS at the time they are issued.

The market prices of AngloGold Ashanti ADSs and Golden Cycle common stock when the merger is completed may vary from and be less or more than their respective market prices on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the Golden Cycle special meeting.

These variations may be the result of various factors, including changes in the business, operations or prospects of AngloGold Ashanti, general market and economic conditions, including the price of gold, and the timing of completion of the merger.

The merger might not be completed until a period of time has passed after the Golden Cycle special meeting. At the time of the special meeting, Golden Cycle shareholders will not know the exact value of the AngloGold Ashanti ADSs that will be issued in connection with the merger. Golden Cycle shareholders are urged to obtain current market quotations for AngloGold Ashanti ADSs.

The market prices of AngloGold Ashanti ADSs and Golden Cycle common stock may be affected by different factors.

Upon completion of the merger, the holders of shares of Golden Cycle common stock will become holders of AngloGold Ashanti ADSs. AngloGold Ashanti’s businesses and ADSs differ from the business and shares of common stock of Golden Cycle, and AngloGold Ashanti’s results of operations, as well as the trading price of AngloGold Ashanti ADSs, may be affected by factors different from those affecting Golden Cycle’s results of operations and the trading price of Golden Cycle common stock as a separate company. Therefore, events or circumstances that might not have caused shares of Golden Cycle common stock to decline or rise in value might result in a decline or rise in value of AngloGold Ashanti ADSs. For a summary of the differences in rights between Golden Cycle common stock and AngloGold Ashanti ADSs, see “Comparison of Rights of Shareholders under Colorado and South African Law” beginning on page 94. For a discussion of the businesses of AngloGold Ashanti and Golden Cycle and of factors to consider in connection with those businesses, see the documents incorporated by reference in this document, in particular AngloGold Ashanti’s 2007 Annual Report on Form 20-F, and referred to in “Where You Can Find More Information” beginning on page 110.

Golden Cycle’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Golden Cycle shareholders generally, and these interests may have influenced their decision to pursue and approve the merger.

You should be aware of potential conflicts of interest and of the benefits to be received by the directors and executive officers of Golden Cycle when considering the recommendation of the Golden Cycle board of directors to approve the merger. The directors and executive officers of Golden Cycle have interests in the transaction that may be different from, or in addition to, the interests of Golden Cycle shareholders generally. These interests include:

•	an agreement by AngloGold Ashanti to provide directors’ and officers’ insurance;

•	an agreement to provide executive officers and directors of Golden Cycle with continuing indemnification rights;

•	an agreement by Golden Cycle to pay Mr. Hampton severance following the closing of the merger in a lump sum amount equal to $8,404 per month from the closing of the merger through August 1, 2008; and

•	an agreement to issue to Golden Cycle option holders, all of whom are executive officers and/or directors of Golden Cycle, AngloGold Ashanti ADSs in the aggregate value of $688,880 (determined using a Black Scholes calculation to determine the lost opportunity value associated with the early conversion of the options) as consideration for an agreement to permit the cashless exercise of Golden Cycle options in connection with the merger.

The Golden Cycle board of directors was aware of these potential conflicts of interest and benefits during its deliberations on the merits of the merger and in determining to recommend to the Golden Cycle shareholders that they vote “FOR” the proposal to adopt the merger agreement. For a more detailed description of such interests, see “Interests of Certain Persons in the Merger” beginning on page 60.

The rights of holders of AngloGold Ashanti ADSs to be issued in the merger will not be the same as the rights of holders of Golden Cycle common stock or AngloGold Ashanti ordinary shares.

Golden Cycle is a corporation organized under the laws of Colorado. The rights of holders of Golden Cycle common stock are governed by the Colorado Business Corporation Act, the articles of incorporation and by-laws of Golden Cycle and the listing rules of NYSE Arca. AngloGold Ashanti is a company organized under the laws of the Republic of South Africa. Upon completion of the merger, the former holders of Golden Cycle common stock will receive AngloGold Ashanti ADSs, which represent a beneficial ownership interest in AngloGold Ashanti ordinary shares. The rights of holders of AngloGold Ashanti ADSs will be governed by the South African Companies Act, AngloGold Ashanti’s memorandum and articles of association, the listing rules of the New York Stock Exchange and the deposit agreement pursuant to which the AngloGold Ashanti ADSs will be issued. There are differences between the rights presently enjoyed by holders of Golden Cycle common stock and the rights to which the holders of AngloGold Ashanti ADSs will be entitled following the merger. In some cases, the holders of AngloGold Ashanti ADSs to the issued in the merger may not be entitled to important rights to which they would have been entitled as holders of Golden Cycle common stock. The rights and terms of the AngloGold Ashanti ADSs are designed to replicate, to the extent reasonably practicable, the rights attendant to AngloGold Ashanti ordinary shares, for which there is currently no active trading market in the United States. However, because of aspects of South African law, AngloGold Ashanti’s memorandum and articles of association and the terms of the deposit agreement under which the AngloGold Ashanti ADSs will be issued, the rights of holders of AngloGold Ashanti ADSs will not be identical to, and, in some respects, may be less favorable than, the rights of holders of AngloGold Ashanti ordinary shares. For more information regarding the characteristics of, and differences between, Golden Cycle common stock, AngloGold Ashanti ordinary shares and AngloGold Ashanti ADSs, please refer to “Description of AngloGold Ashanti Ordinary Shares” beginning on page 82, “Description of AngloGold Ashanti American Depositary Shares” beginning on page 87 and “Comparison of Rights of Shareholders under Colorado and South African Law” beginning on page 94.

AngloGold Ashanti is a “foreign private issuer” under the rules and regulations of the SEC and, as a result, is exempt from a number of rules under the Exchange Act and is permitted to file less information with the SEC than a company incorporated in the United States.

AngloGold Ashanti is a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, AngloGold Ashanti is exempt from certain rules under the Exchange Act that would otherwise apply if AngloGold Ashanti were a company incorporated in the United States, including:

•	the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies with securities registered under the Exchange Act;

•	the requirement to file financial statements prepared in accordance with United States generally accepted accounting principles, although AngloGold Ashanti currently prepares the financial statements included in its annual report on Form 20-F in accordance with United States generally accepted accounting principles; and

•	the proxy rules, which impose disclosure and procedural requirements for proxy solicitations.

In addition, AngloGold Ashanti’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of AngloGold Ashanti securities. Accordingly, after the completion of the merger, as a holder of AngloGold Ashanti ADSs, you may receive less information about the combined company than you currently receive about Golden Cycle and be afforded less protection under the United States federal securities laws than you are entitled to currently.

Risks Relating to the AngloGold Ashanti Ordinary Shares and ADSs

Sales of large quantities of AngloGold Ashanti ordinary shares or ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities as could future offerings of AngloGold Ashanti ordinary shares, ADSs or securities exchangeable or exercisable for AngloGold Ashanti ordinary shares or ADSs.

The market price of AngloGold Ashanti ordinary shares and ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti ordinary shares or ADSs may decide to sell them at any time. The market price of AngloGold Ashanti ordinary shares or ADSs could also fall as a result of any future offerings AngloGold Ashanti makes of AngloGold Ashanti ordinary shares, ADSs or securities exchangeable or exercisable for AngloGold Ashanti ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. AngloGold Ashanti may make such offerings at any time or from time to time in the future.

AngloGold Ashanti has entered into a registration rights agreement with Anglo American plc, or AA plc, that would facilitate registration under the Securities Act of additional offers and sales of AngloGold Ashanti securities that AA plc makes in the future, subject to certain conditions. Sales of ordinary shares or ADSs, if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for AngloGold Ashanti ordinary shares or ADSs, causing their market prices to decline. In April 2006, AA plc sold 19,685,170 ordinary shares it held in AngloGold Ashanti and in October 2007, sold an additional 69,100,000 ordinary shares it held in AngloGold Ashanti. These and other sales, combined with the dilutive effect of AngloGold Ashanti’s issuance of 9,970,732 ordinary shares in April 2006, reduced AA plc’s shareholding in AngloGold Ashanti from approximately 51 percent of outstanding shares as at April 19, 2006 to 16.6 percent as at May 20, 2008. AA plc has stated that it intends to reduce and ultimately exit its gold company holdings and that it will continue to explore all available options to exit AngloGold Ashanti in an orderly manner. Sales or distributions of substantial amounts of AngloGold Ashanti ordinary shares or ADSs, or the perception that such sales or distributions may occur, could adversely affect prevailing market prices for AngloGold Ashanti ordinary shares and ADSs.

On May 21, 2008, AngloGold Ashanti announced that it intends to proceed, subject to certain conditions, with a renounceable rights offering of 69,470,442 new AngloGold Ashanti ordinary shares to AngloGold Ashanti ordinary and E shareholders and AngloGold Ashanti ADS holders at a subscription price of ZAR194.00 per rights offer share or ADS and in the ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti ordinary shares or ADSs held (just less than 25% of AngloGold Ashanti’s issued and outstanding ordinary shares at May 20, 2008). Golden Cycle shareholders will not be entitled to participate in the AngloGold Ashanti rights offering as the record date for AngloGold Ashanti shareholders to participate in the rights offering is June 3, 2008, which will be prior to the completion of the merger. It is expected that the market price of the AngloGold Ashanti ordinary shares and ADSs will fall once the AngloGold Ashanti ordinary shares and ADSs begin trading ex-rights to reflect the dilutive impact of the rights issue. The exchange ratio has been adjusted to compensate for this and to put the Golden Cycle shareholders in the same position as before the rights offering. There can be no assurance, however, that the market price of the AngloGold Ashanti ordinary shares and ADSs will not be adversely affected by the perceived success of the rights offer. In particular, a consortium of underwriters have agreed to subscribe for any shares that remain unsubscribed after the rights offer which they will then offer to the public. Such an offering of a large quantity of ordinary shares may exert downward pressure on the market price of the AngloGold Ashanti ordinary shares and ADSs.

Fluctuations in the market price of AngloGold Ashanti ADSs may result in a decrease in the aggregate value of the consideration received by Golden Cycle shareholders in the merger.

Since the execution of the merger agreement on January 11, 2008 to the date of this proxy statement/prospectus, the market price of the AngloGold Ashanti ADSs has ranged from a high of $50.07 to a low of $31.49. Any substantial decrease in the value of the AngloGold Ashanti ADS from the market price of $50.42 on January 10, 2008, the date the board of directors of Golden Cycle approved the merger and the merger agreement, represents a decrease in the value of the consideration Golden Cycle shareholders will receive in the merger. The valuation has declined from a premium of 32.93 percent above the closing price of Golden Cycle’s common stock of $11.00 on January 10, 2008, the last trading date prior to the meeting of Golden Cycle’s board of directors to approve the merger agreement (based on the closing price of AngloGold Ashanti ADSs of $50.42 on the same date) to a premium of 10.84 percent above the closing price of Golden Cycle’s common stock of $11.07 on May 23, 2008 (based on the closing price of AngloGold Ashanti ADSs of $39.29 on the same date).

Many factors affect the market price of AngloGold Ashanti ADSs, many of which are not under the control of AngloGold Ashanti. For a more detailed description of the risks affecting AngloGold Ashanti’s operations, see “Risks related to the gold mining industry generally” and “Risks related to AngloGold Ashanti’s operations” under Item 3.D “Risk factors” from AngloGold Ashanti’s 2007 Annual Report on Form 20-F, which is incorporated by reference in this proxy statement/prospectus, and “Risk Factors — Risks Relating to the AngloGold Ashanti Ordinary Shares and ADSs” beginning on page 18 of this proxy statement/prospectus.

AngloGold Ashanti uses gold hedging instruments and has entered into long term sales contracts, which may prevent AngloGold Ashanti from realizing all potential gains resulting from subsequent commodity price increases in the future. AngloGold Ashanti’s reported financial condition could be adversely affected as a result of the need to fair value all of its hedge contracts.

AngloGold Ashanti currently uses gold hedging instruments to fix the selling price of a portion of its anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

A significant number of AngloGold Ashanti’s forward sales contracts are not treated as derivatives and fair valued on the financial statements as they fall under the normal purchase sales exemption. Should AngloGold Ashanti fail to settle these contracts by physical delivery, then it may be required to account for the fair value of a portion, or potentially all of, the existing contracts in the financial statements. This could adversely affect AngloGold Ashanti’s reported financial condition.

AngloGold Ashanti intends to significantly reduce its gold hedging position following the rights offering, which will substantially reduce its protection against future declines in the market price of gold.

AngloGold Ashanti has traditionally used gold hedging instruments to protect the selling price of some of its anticipated sales against declines in the market price of gold. The use of these instruments has prevented AngloGold Ashanti from fully participating in the significant increase in the market price of gold in recent years. Since 2001, AngloGold Ashanti has been reducing its hedge commitments through hedge buy-backs (limited to non-hedge derivatives), physical settlement of maturing contracts and other restructurings in order to provide greater participation in a rising gold price environment.

Notwithstanding the steps AngloGold Ashanti has taken to date, its gold hedging position has continued to have a significantly adverse effect upon its financial performance. In order to address this, AngloGold Ashanti intends to procure early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008, in addition to settling contracts due to mature in 2008. In addition to the settlement of the aforementioned contracts during 2008, AngloGold Ashanti intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. For a description of AngloGold Ashanti’s plans to reduce its gold hedging position, see “The Companies — AngloGold Ashanti Limited — Rights Offering — Purpose of the Rights Offering and Use of Proceeds”. As a result of these measures, AngloGold Ashanti expects to have substantially less protection against declines in the market price of gold during 2008 and later years compared to 2007.

AngloGold Ashanti faces certain risks and uncertainties in the execution of its planned gold hedge restructuring.

Through the planned gold hedge restructuring, AngloGold Ashanti intends to significantly reduce its gold hedging position by procuring early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008, in addition to settling contracts already due to mature in 2008. In addition to the settlement of the aforementioned contracts during 2008, AngloGold Ashanti also intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent and execution of these processes will depend upon prevailing and anticipated market conditions at the time of restructuring, particularly prevailing gold prices and exchange rates and other relevant economic factors. Should these conditions become unfavorable at any stage during the restructuring, this may delay or frustrate the implementation of the restructuring. In addition, should the outlook for gold prices, exchange rates and other economic factors materially change, it is possible that AngloGold Ashanti’s plans for the execution of the gold hedge restructuring may be modified so as to minimize the adverse impact from such changes or maximize the benefits from them.

Furthermore, the execution of the gold hedge restructuring may depend on or be affected by AngloGold Ashanti’s ability to obtain consents from hedge counterparties and its lenders. If AngloGold Ashanti is not able to successfully execute the planned gold hedge restructuring then it will be prevented from fully participating in higher gold prices should such gold prices continue to prevail.

AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on balance sheet (normal purchase normal sale exemption (“NPSE”)) by means of early physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on AngloGold Ashanti’s 2008 recorded revenues in its income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the earlier contracted prices of such NPSE contracts that are settled during the year. Furthermore should AngloGold Ashanti conclude that such early physical settlement of NPSE contracts represents a tainting event, AngloGold Ashanti would be required to recognize on balance sheet the fair value of a portion of, or potentially all of the existing NPSE contracts, which would result in a significant adverse impact on its financial statements. No such conclusion has yet been made by AngloGold Ashanti and it is still considering the potential impact of any such transaction.

Even though the rights offering is being fully underwritten, the underwriting is subject to customary provisions allowing the underwriters to terminate the underwriting in certain limited circumstances.

The underwriters have agreed to procure subscribers for, or to subscribe for, any offered shares that are not subscribed for pursuant to the exercise of the rights or allocated pursuant to the excess applications. However, the underwriting agreement grants the underwriters customary rights to terminate the underwriting agreement in certain limited circumstances. If the underwriters are entitled to terminate, and do terminate, the underwriting agreement, the amount of proceeds AngloGold Ashanti raises from the rights offering could be substantially reduced. If AngloGold Ashanti does not raise sufficient funds from the rights offering, it may not be able to both fully implement its planned hedge restructuring while also continuing to fund its principal development projects and growth initiatives without raising additional funds, which it may be unable to do on commercially reasonable terms or in a timely manner.

Fluctuations in the exchange rate of the U.S. dollar to the South African rand may reduce the market value of AngloGold Ashanti ADSs, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.

AngloGold Ashanti has historically declared all dividends in South African rand. As a result, exchange rate movements may have affected and may continue to affect the U.S. dollar value of these dividends, as well as of any other distributions paid by the AngloGold Ashanti ADS depositary to AngloGold Ashanti ADS holders. This may reduce the value of the AngloGold Ashanti ADSs to investors. AngloGold Ashanti’s memorandum and articles of association allows for dividends and distributions to be declared in any currency at the discretion of its board of directors, or AngloGold Ashanti’s shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and U.S. dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti ADSs is expressed in U.S. dollars and will continue to fluctuate in part as a result of foreign exchange fluctuations.

The recently announced proposal by the South African government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact on the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

On February 21, 2007, the South African government announced a proposal to replace the Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in phases between 2007 and 2009. Although this may reduce the tax payable by AngloGold Ashanti’s South African operations thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders and holders of ADSs.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Company Names

Unless indicated otherwise, or the context otherwise requires, references in this proxy statement/prospectus to “AngloGold”, “AngloGold Ashanti”, “we”, “us” and “our” or similar terms are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.

References to “Golden Cycle” refer to Golden Cycle Gold Corporation, a Colorado corporation, having its registered office at 1515 South Tejon Street, Suite 201, Colorado Springs, Colorado 80906, and, where applicable, its consolidated subsidiaries.

Financial Information

The financial information and certain other information presented in a number of tables in this proxy statement/prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this proxy statement/prospectus reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

AngloGold Ashanti

All of the financial statements incorporated by reference in this proxy statement/prospectus for AngloGold Ashanti have been prepared in accordance with U.S. GAAP, except that the financial statements for the three months ended March 31, 2007, and for the three months ended and as at March 31, 2008, do not contain a full set of related notes, as would be required under U.S. GAAP. For consolidation purposes, financial statements have been prepared in conformity with U.S. GAAP and expressed in U.S. dollars, the reporting currency.

As a company incorporated in the Republic of South Africa and for purposes of its regulatory filings in Europe relating to its listings in London, Paris and Brussels, AngloGold Ashanti also prepares annual consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (“IFRS”). IFRS differs in certain significant respects from U.S. GAAP and therefore AngloGold Ashanti’s financial statements prepared under IFRS are not comparable with its financial statements prepared under U.S. GAAP that are incorporated by reference herein.

Incorporated by reference in this proxy statement/prospectus are: (i) the audited consolidated financial statements of AngloGold Ashanti Limited and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2006 and 2007, and the consolidated statements of income, stockholders’ equity and cash flows for each of the years ended December 31, 2005, 2006 and 2007 and (ii) the unaudited consolidated financial statements of AngloGold Ashanti Limited for the quarterly period ended March 31, 2008.

Golden Cycle

All of the financial statements incorporated by reference into this proxy statement/prospectus for Golden Cycle have been prepared in accordance with U.S. GAAP. For consolidation purposes, financial statements have been prepared in conformity with U.S. GAAP and expressed in U.S. dollars, the reporting currency.

Incorporated by reference in this proxy statement/prospectus are: (i) the audited consolidated financial statements of Golden Cycle Gold Corporation and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2006 and 2007, and the consolidated statements of operations, shareholders’ equity, comprehensive income (loss) and cash flows for each of the years ended December 31, 2005, 2006 and 2007 and (ii) the unaudited consolidated financial statements of Golden Cycle Gold Corporation for the quarterly period ended March 31, 2008.

Non-GAAP Financial Measures

In the documents incorporated by reference herein, we present the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” which are used within the gold mining industry but are not measures under U.S. GAAP. An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with U.S. GAAP either in this proxy statement/prospectus or in any document incorporated by reference herein.

While we have provided definitions for the calculation of “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” (see page 9 of AngloGold Ashanti’s 2007 Form 20-F, which is incorporated herein by reference), the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

•	an indication of a mine’s profitability, efficiency and cash flows;

•	the trend in costs as the mine matures over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

No Internet Site is Part of This Proxy Statement/Prospectus

Each of AngloGold Ashanti and Golden Cycle maintains an internet site. The AngloGold Ashanti internet site is at www.anglogoldashanti.com. The Golden Cycle internet site is at www.goldencycle.com. Information contained in or otherwise accessible through these internet sites is not a part of this proxy statement/prospectus. All references in this proxy statement/prospectus to these internet sites are inactive textual references to these internet addresses and are for your information only.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this proxy statement/prospectus, other than statements of historical fact, contain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance or financial condition and the transactions described herein, including, without limitation, those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding spot and received gold prices, production, cash costs and other operating results; growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at its exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements and the outcome of the transactions described herein to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results and the outcome of the transactions described herein could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, business and operational risk management and other factors disclosed in or incorporated by reference in this proxy statement/prospectus. See “Risk Factors” and “Where You Can Find More Information” on pages 16 and 110, respectively, and “Risks related to the gold mining industry generally” and “Risks related to AngloGold Ashanti’s operations” under Item 3.D “Risk factors” from AngloGold Ashanti’s 2007 Annual Report on Form 20-F, which is incorporated herein by reference. The risk factors described or incorporated by reference herein could affect AngloGold Ashanti’s future results, causing these results to differ materially from those expressed in any forward-looking statements, and the outcome of the transactions described herein. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results and the outcome of the transactions described herein to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on the future results and the outcome of the transactions described herein.

Golden Cycle shareholders should review carefully all information, including the financial statements and the notes to the financial statements, included in this proxy statement/prospectus (and all documents incorporated herein by reference). The forward-looking statements included in this proxy statement/prospectus are made only as of the last practicable date and the forward-looking statements in the documents incorporated by reference are made only as of the last practicable date before the filing of such documents. Except as many be required by law, AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statement in this section.

SPECIAL MEETING OF GOLDEN CYCLE SHAREHOLDERS

Date, Time, Place and Purpose of the Special Meeting

Golden Cycle will hold the special meeting on June 30, 2008 at the Elks Lodge, 367 North 3rd Street, Victor, Colorado, beginning at 10:00 a.m. to consider and vote on the proposal to approve and adopt the merger agreement and the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement.

Golden Cycle does not expect that any matter other than the proposal to adopt the merger agreement and the approval of the adjournment of the special meeting, if necessary or appropriate, will be brought before the special meeting. If, however, such a matter, which is unknown a reasonable time before the solicitation of proxies in connection with the special meeting, is properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons appointed as proxies will have authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment in respect of such matter.

Proxy; Revocability of Proxy

If you vote your shares of Golden Cycle common stock by signing a proxy, your shares will be voted at the special meeting in accordance with the instructions given. If no instructions are indicated on your signed proxy card, your shares of Golden Cycle common stock will be voted “FOR” the adoption of the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate.

You may revoke your proxy and change your vote at any time before the polls close at the special meeting. You may do this by:

•	signing another proxy with a later date and mailing it to Golden Cycle’s Secretary, Wilma L. Delacruz, at Golden Cycle’s principal executive offices, so long as it is received prior to 12:00 p.m., Mountain Daylight Time, on June 27, 2008;

•	voting in person at the special meeting; or

•	giving written notice to Golden Cycle’s Secretary, Wilma L. Delacruz, at Golden Cycle’s principal executive offices, prior to 12:00 p.m., Mountain Daylight Time, on June 27, 2008, that you revoke your proxy.

If you hold shares through a broker, trustee or other nominee, you must contact your broker, trustee or other nominee for information on how to revoke your proxy or change your vote. Attendance at the special meeting will not by itself constitute revocation of a proxy.

Persons Making the Solicitation

This proxy statement/prospectus is being furnished to Golden Cycle shareholders as part of the solicitation of proxies by Golden Cycle’s board of directors for use at the special meeting in connection with the proposed merger. This proxy statement/prospectus provides Golden Cycle shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting. No director of Golden Cycle has informed Golden Cycle that he intends to recommend against the action to be taken at this special meeting in his capacity as a director of Golden Cycle.

Record Date; Shares Entitled to Vote; Quorum

Golden Cycle’s board of directors has fixed May 13, 2008, as the record date for the special meeting. Only holders of Golden Cycle common stock as of the close of business on that date will be entitled to vote at the special meeting.

As of May 13, 2008, Golden Cycle had 9,794,250 shares of common stock issued and outstanding and entitled to vote at the special meeting. No other securities of Golden Cycle are entitled to vote at the special meeting.

Pursuant to the by-laws of Golden Cycle, a majority of issued and outstanding voting stock must be present in person or by proxy for a quorum to be present at the special meeting.

Required Vote

Approval and adoption of the merger agreement requires the approval of two-thirds of Golden Cycle’s issued and outstanding common stock entitled to vote. Shareholders representing 6,529,500 shares of common stock must vote in favor of the merger agreement. Pursuant to the shareholder support agreements described in “The Shareholder Support Agreements” beginning on page 57, the holders of approximately 44.3 percent of all of the issued and outstanding shares of Golden Cycle common stock have agreed to vote their shares in favor of the merger.

If the proposal to adjourn the special meeting is submitted to Golden Cycle shareholders for approval, such approval requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the special meeting of Golden Cycle shareholders.

Voting

Each share of Golden Cycle common stock entitles the holder on the record date of the special meeting to one vote with respect to all matters on which the holders of Golden Cycle common stock are entitled to vote at the special meeting.

If you are a holder of record, there are four ways to vote your shares of Golden Cycle common stock at the special meeting:

• in person at the Golden Cycle special meeting — complete and sign the enclosed proxy card and bring either the admission ticket attached to the proxy card or evidence of your stock ownership with you to the Golden Cycle special meeting (the ticket or evidence of your stock ownership will serve as your right to admission and your authorization to vote in person);

• by mail — complete, sign and date the enclosed proxy card and return it in the enclosed postage paid return envelope as soon as possible to Golden Cycle Gold Corporation, 1515 South Tejon Street, Suite 201, Colorado Springs, Colorado 80906, Attention: Wilma L. Delacruz, Secretary;

• by facsimile — complete, sign and date the enclosed proxy card and fax it to Golden Cycle’s transfer agent at the number provided with the enclosed proxy card; or

• by telephone — follow the instructions included with the enclosed proxy card.

If your shares are held in an account with a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the special meeting. As a beneficial owner, you have the right to direct your broker, trustee or other nominee on how to vote the shares in your account. You are also invited to attend the special meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy card from your broker, trustee or other nominee. At the special meeting, Golden Cycle will pass out written ballots to anyone who is registered to vote at the special meeting.

When you sign the enclosed proxy card you are appointing R. Herbert Hampton, Chief Executive Officer of Golden Cycle, as your representative at the special meeting. As your representative, he will vote your shares at the special meeting (or any adjournments thereof) as you have instructed on the proxy card. With proxy voting, your shares will be voted whether or not you attend the special meeting. Even if you plan to attend the special meeting, it is a good idea to complete, sign and return your proxy card in advance of the meeting, just in case your plans change.

Your shares will be voted as you indicate. A returned, signed proxy card without an indication of how shares should be voted will be voted “FOR” the approval of the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate.

Abstentions with respect to the proposals are counted for the purposes of establishing a quorum at the special meeting. An abstention with respect to the proposal to adopt the merger agreement has the legal effect of a vote “AGAINST” the adoption of the merger agreement.

If your shares are held through a brokerage account, your brokerage firm, under certain circumstances, may vote your shares.

If your shares are registered in your name and you do not sign and return your proxy card, your shares will not be voted at the meeting.

Dissenters’ Rights of Appraisal

The merger is to be effected as a statutory merger under Colorado law. Under Colorado law, no right to dissent or appraisal is available for shareholders of Golden Cycle with respect to the merger and the merger agreement. Pursuant to Colorado Revised Statutes Section 7-113-102(1.3), Golden Cycle shareholders are not entitled to dissent and obtain payment upon appraisal because Golden Cycle common stock is listed on a national securities exchange registered under the Exchange Act.

Shareholder Support Agreements

Concurrently with the signing of the merger agreement, AngloGold Ashanti entered into separate shareholder support agreements with each of the following shareholders of Golden Cycle: David W. Tice & Associates, Inc., OCM Gold Fund, R. Herbert Hampton, Estate of Rex H. Hampton, Dr. Taki N. Anagnoston, James C. Ruder, Robert T. Thul, Donald L. Gustafson and Midas Fund, Inc./Midas Management Corporation. Together, the shareholder support agreements cover an aggregate of 4,343,680 shares of Golden Cycle common stock, which, as of May 13, 2008, represented approximately 44.3 percent of all of the issued and outstanding shares of Golden Cycle common stock.

Pursuant to the shareholder support agreements, each supporting shareholder granted to AngloGold Ashanti an irrevocable proxy to exercise all voting, consent and similar rights with respect to their shares of Golden Cycle common stock at every annual, special or other meeting of shareholders of Golden Cycle, and in any consent in lieu of a meeting for the purpose of voting in favor of the merger and any other matter necessary to the consummation of the merger. For a more complete summary of the shareholder support agreements, please see “Shareholder Support Agreements” beginning on page 57.

Means of Solicitation; Fees and Expenses

AngloGold Ashanti and Golden Cycle have agreed to pay all of their own expenses and fees incurred in connection with the merger, including those relating to the printing, filing and mailing of this proxy statement/prospectus. All costs of solicitation of proxies from Golden Cycle shareholders will be paid by Golden Cycle. Golden Cycle may retain a proxy solicitor to assist in the solicitation of proxies and to verify certain records related to the solicitations and may pay fees and expenses to any proxy solicitor. In addition to soliciting proxies by mail, directors, officers and employees of Golden Cycle may solicit proxies personally and by telephone, facsimile or other electronic means of communication. These persons will not receive additional or special compensation for such solicitation services. Golden Cycle may, upon request, reimburse brokers, trustees and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

THE MERGER

The following description contains material information pertaining to the merger, including, among other things, the merger agreement. This description is subject, and qualified in its entirety by reference, to the merger agreement, as amended, which is attached to this proxy statement/prospectus as Annex A and incorporated herein by this reference. We urge you to read the merger agreement carefully and in its entirety because it, and not this description or this proxy statement/prospectus, is the legal document that governs the merger.

This section provides selected information about the merger of Golden Cycle with and into GCGC LLC, an indirect wholly owned subsidiary of AngloGold Ashanti and the circumstances surrounding the transaction. The next section of this proxy statement/prospectus, entitled “The Merger Agreement” beginning on page 44, contains more detailed information regarding the legal document that governs the merger transaction, including information about the conditions to completion of the merger and the provisions for terminating the merger agreement.

General

The board of directors of Golden Cycle has approved the merger agreement by unanimous vote. Under the terms of the merger agreement, it is proposed that the transaction will be implemented as a statutory merger under Colorado law pursuant to which Golden Cycle will merge with and into GCGC LLC, an indirect wholly owned subsidiary of AngloGold Ashanti, and GCGC LLC will continue as the surviving entity and as an indirect wholly owned subsidiary of AngloGold Ashanti.

Under the terms and subject to the conditions set forth in the merger agreement, upon completion of the merger:

•	each issued and outstanding share of Golden Cycle common stock will be automatically converted into the right to receive 0.3123 of an AngloGold Ashanti ADS, with each whole AngloGold Ashanti ADS representing one AngloGold Ashanti ordinary share, par value 25 South African cents per share; and

•	the merger agreement provides that at the effective time of the merger, each unexpired and unexercised option to purchase Golden Cycle common stock granted under Golden Cycle stock option plans will be automatically cancelled in exchange for a number of Anglo Gold Ashanti ADSs equal to (a)(i) the aggregate fair market value of AngloGold Ashanti ADSs that would have been received for all Golden Cycle common stock (assuming the Golden Cycle stock options were exercised) plus (ii) $1.23 for each share underlying the Golden Cycle stock option ($1.23 represents consideration for early conversion of the options) less (iii) the total aggregate exercise price of the Golden Cycle stock option (assuming the Golden Cycle stock options were exercised) divided by (b) the fair market value of each AngloGold Ashanti ADS. For the purposes of the calculation, the fair market value of each AngloGold Ashanti ADS is based on the average closing price as reported by the New York Stock Exchange of AngloGold Ashanti ADSs for the twenty consecutive trading days ending on the day prior to the special meeting of Golden Cycle shareholders to approve the merger. The merger agreement provides for the following conversion formula:

X =	ABC + AD − AE C

Where:

X = Number of ADSs Issuable for Golden Cycle Stock Option

A =	Number of Golden Cycle Shares Acquirable Upon Exercise of Golden Cycle Stock Option

B = 0.3123

C =	Average of the per share closing prices as reported by the New York Stock Exchange of ADSs for the twenty consecutive trading days ending on the day prior to the Target Meeting (ADS Market Price)

D =	$1.23 (adjustment for lost opportunity cost based on a Black Scholes valuation)

E = Option Exercise Price

If the exercise price per share of any such Target Stock Option is greater than or equal to the ADS Market Price multiplied by the Exchange Ratio, then such Target Stock Option shall be exchanged for the aggregate number of ADSs (less any applicable income or employment tax withholding) equal to (i) the number of Target Company Shares acquirable upon exercise of Target Stock Option multiplied by (ii) $1.23 divided by (iii) the ADS Market Price.

If AngloGold Ashanti determines that any payment in respect of options to purchase Golden Cycle common stock options gives rise to compensation subject to withholding, then AngloGold Ashanti (or the appropriate subsidiary thereof) will withhold the amount required by applicable law.

The completion of the merger is subject to a number of conditions, including, among other things, the approval of the merger agreement by the Golden Cycle shareholders. For a complete discussion of the conditions to the merger, see “The Merger Agreement — Conditions to the Merger” beginning on page 52.

For a discussion of the principal United States federal income tax consequences of the merger, see “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” below beginning on page 75.

Background of the Merger

From time to time beginning in 2004, representatives from AngloGold Ashanti and Golden Cycle held informal and non-specific discussions regarding the possibility of AngloGold Ashanti acquiring either Golden Cycle’s interest in the CC&V joint venture or all of the outstanding stock of Golden Cycle. More specifically, some combination of Mr. Don Ewigleben (President & CEO — AngloGold Ashanti North America Inc. and then Executive Officer — Law, Health, Safety and Environment for AngloGold Ashanti in 2006/2007), Mr. Peter O’Connor (General Counsel — AngloGold Ashanti North America Inc.) and Mr. Jerry Bateman (then Director of Business Development — AngloGold Ashanti North America Inc.) discussed various acquisition strategies with Mr. R. Herbert Hampton (Chief Executive Officer — Golden Cycle) on multiple occasions. These preliminary discussions, while productive, did not lead to the parties entering into definitive negotiations with respect to an acquisition transaction at that time.

Early in 2007, AngloGold Ashanti once again held internal discussions regarding the possible acquisition of Golden Cycle or its interest in the CC&V joint venture. As a result of these discussions, AngloGold Ashanti’s board approved an acquisition strategy based on an all stock transaction (i.e., shareholders of Golden Cycle would receive AngloGold Ashanti ADSs as consideration for their shares of Golden Cycle common stock). Consistent with the AngloGold Ashanti board’s approval, Mr. Ewigleben entered into preliminary discussions, both in person and via the telephone, with Mr. Hampton regarding a possible acquisition of Golden Cycle.

On March 6, 2007, AngloGold Ashanti delivered a letter of interest to Golden Cycle outlining a possible transaction whereby AngloGold Ashanti would acquire all of the outstanding common stock of Golden Cycle by means of an all stock merger at an exchange ratio of 0.19 AngloGold Ashanti ADSs for each share of Golden Cycle common stock. Mr. Ewigleben delivered the letter to Mr. Hampton during a meeting between the two in Colorado Springs, Colorado.

In a subsequent telephonic meeting with the Golden Cycle board of directors, Mr. Hampton outlined the specific details of the proposed transaction. After consideration of the same, on March 7, 2007, Golden Cycle’s board sent a letter to AngloGold Ashanti expressing interest in a transaction but stating that AngloGold Ashanti’s proposed exchange ratio was inadequate, and that the exchange ratio must be at least 0.25.

From March 7 to March 15, 2007, AngloGold Ashanti conducted a series of internal meetings among personnel in Greenwood Village, Colorado and Johannesburg, South Africa to discuss the possible transaction and a valuation for Golden Cycle. On March 13, 2007, Mr. Hampton and Mr. Jim Ruder (Chairman of the Board of Golden Cycle) met with Mr. Ewigleben and Mr. Roberto Carvalho Silva (then Chief Operating Officer — International, AngloGold Ashanti Limited). During the brief meeting, the parties discussed the present status of the negotiations, and Mr. Carvalho Silva expressed AngloGold Ashanti’s position that the proposed merger exchange ratio had not changed. Mr. Hampton responded that Golden Cycle’s significant shareholders were seeking an exchange ratio of at least 0.25. In a letter delivered to Golden Cycle on March 15, 2007, AngloGold Ashanti extended the deadline for agreeing to a transaction to March 20, 2007, without increasing the proposed exchange ratio. On or before March 20, 2007, Mr. Hampton, on behalf of Golden Cycle, in a telephone conversation with

Mr. Ewigleben, declined to pursue a transaction on the terms proposed by AngloGold Ashanti in its letter of March 6, 2007.

Over the course of the next several months several informal meetings and discussions were held between AngloGold Ashanti and Golden Cycle to discuss the possibility of an acquisition of Golden Cycle. More specifically, during this period Mr. Ewigleben and Mr. Hampton met in person or telephonically at least once a month and discussed the positions of the respective companies toward a proposed merger and general status regarding each side’s considerations. During this same time period Golden Cycle engaged Strata Partners, LLC as a consultant to assist in negotiations with several potential buyers of Golden Cycle. On August 17, 2007, Mr. Hampton, Golden Cycle’s legal advisors, Mr. Ewigleben, Mr. O’Connor and Mr. Bateman met and held informal discussions regarding the status of negotiations, the valuation of Golden Cycle and possible structuring alternatives. None of the potential buyers introduced by Strata Partners, LLC resulted in a viable transaction.

Mr. Ewigleben met with Mr. Hampton in Colorado Springs, Colorado on September 7, 2007, and on October 8, 2007, Mr. Ewigleben and Mr. Hampton had a telephone conversation during which the subject of a merger was discussed. Mr. Ewigleben and Mr. Hampton met again in Colorado Springs, Colorado on October 12, 2007. The discussions continued to center around the valuation of Golden Cycle and Mr. Hampton’s direction from the Golden Cycle board that a minimum exchange ratio of 0.25 AngloGold Ashanti ADSs for each share of Golden Cycle common stock was required before Golden Cycle’s board would consider supporting a transaction.

On November 12, 2007, Mr. Ewigleben met once again with Mr. Hampton to informally discuss a merger transaction. Mr. Hampton reported that while Golden Cycle’s board remained generally in favor of pursuing a transaction with AngloGold Ashanti, the issue of valuation remained open. No definitive exchange ratios were discussed, and the conversation terminated without either party committing to further negotiations.

On December 4, 2007, AngloGold Ashanti decided to approach Golden Cycle with a proposal of an exchange ratio greater than the exchange ratio previously presented. On December 5, 2007, AngloGold Ashanti delivered to Golden Cycle a letter offering to purchase all the outstanding shares of Golden Cycle common stock at an exchange ratio of 0.29 AngloGold Ashanti ADSs for each share of Golden Cycle common stock. The offer was subject to a number of standard terms and conditions for a transaction of the proposed type, including a requirement that all directors and officers of Golden Cycle, and all shareholders owning ten percent or more of Golden Cycle’s common stock, enter into shareholder support agreements with AngloGold Ashanti pursuant to which they would agree to vote in favor of the merger. A deadline of December 12, 2007 was set for Golden Cycle to determine whether to pursue a transaction.

From December 6 to December 12, 2007, AngloGold Ashanti and its outside legal counsel, Davis Graham & Stubbs LLP, began drafting the merger agreement and the shareholder support agreements. During that same period Mr. Hampton and Mr. Ewigleben spoke on the phone several times regarding the specific details of AngloGold Ashanti’s offer. On December 12, 2007, Golden Cycle’s board determined to pursue a transaction with AngloGold Ashanti subject to clarification of a number of issues relating to the merger and corresponding costs. The transaction terms that Golden Cycle sought resolution and clarification of related to, among other things, the circumstances under which Golden Cycle would be required to pay a termination fee and the circumstances under which AngloGold Ashanti would be required to pay a reverse termination fee.

In a letter dated December 13, 2007, AngloGold Ashanti clarified certain terms and conditions of the merger, and on December 14, 2007, AngloGold Ashanti and Golden Cycle determined to move towards negotiation of the definitive transaction documents. A deadline of December 21, 2007 was set for the signing of the definitive merger agreement and the required shareholder support agreements.

On December 18, 2007, Golden Cycle engaged PI Financial to provide a fairness opinion letter in connection with the transaction.

Over the course of the next several days, AngloGold Ashanti and Golden Cycle, and their legal advisors, Davis, Graham & Stubb LLP and Dorsey & Whitney LLP, respectively, exchanged drafts of the merger agreement and shareholder support agreement. Multiple discussions were held between AngloGold Ashanti and Golden Cycle, and their respective legal advisors, in order to finalize the details of the transaction.

On December 20, 2007, Mr. Hampton, Mr. O’Connor, Mr. Wayne Chancellor (Assistant General Counsel — AngloGold Ashanti North America Inc.), and representatives of Davis Graham & Stubbs LLP and Dorsey & Whitney LLP met at the offices of Davis, Graham & Stubbs LLP to sign a confidentiality agreement and finalize the terms of the merger agreement. During the course of the meeting, and in subsequent telephone conversations on December 20 and 21, 2007, the terms and conditions of the merger agreement and the form of the shareholder support agreement were negotiated and finalized.

On December 21, 2007, Mr. Tom Winmill, the manager of MIDAS Fund, Inc., the owner of approximately 20% of Golden Cycle’s common stock, expressed concern regarding several terms of the transaction and expressed an unwillingness to enter into a shareholder support agreement in the form requested by AngloGold Ashanti.

On the morning of December 21, 2007, Mr. Hampton presented the merger agreement to Golden Cycle’s board for the board’s consideration and approval. Attending the board meeting were the members of Golden Cycle’s board of directors and representatives of Dorsey & Whitney LLP and PI Financial. At the meeting, the participants reviewed the merger agreement, the terms and conditions of the merger and the advisability of the merger. The board was advised of Mr. Winmill’s objection to the shareholder support agreement. In addition, Dorsey & Whitney LLP gave a presentation regarding the directors’ fiduciary duties and the terms of the merger agreement, and PI Financial rendered its opinion to the Golden Cycle board that the proposed exchange ratio of 0.29 was fair, from a financial point of view, to holders of Golden Cycle common stock. After deliberation on the matter, the Golden Cycle board unanimously approved the merger agreement and authorized Mr. Hampton to negotiate to resolve the issues related to the objections of MIDAS Fund, Inc.

Following the meeting of the Golden Cycle board, Golden Cycle notified AngloGold Ashanti that the Golden Cycle board had approved the merger agreement (subject to the resolution of the remaining outstanding issues) but that MIDAS Fund, Inc. was unwilling to execute a shareholder support agreement. On December 21, 2007, AngloGold Ashanti informed Golden Cycle that it was unwilling to enter into the merger agreement without an executed shareholder support agreement from MIDAS Fund, Inc. Between December 21, 2007 and January 2, 2008, representatives of AngloGold Ashanti and Golden Cycle held several conversations regarding the status of the transaction and the position of MIDAS Fund, Inc. and, during this period, AngloGold Ashanti and Golden Cycle agreed to extend the deadline for signing the definitive merger agreement and shareholder support agreements to January 4, 2008.

Mr. Ewigleben and Mr. Hampton had a telephone conversation on January 2, 2008 to discuss the status of the merger agreement and the position of MIDAS Fund, Inc. Mr. Hampton informed Mr. Ewigleben that a representative of MIDAS Fund, Inc. would not be available for discussions with Golden Cycle until January 7, 2008. AngloGold Ashanti and Golden Cycle therefore agreed to extend the deadline for execution of a definitive merger agreement to January 11, 2008.

On January 10, 2008, a conference call was held among Mr. Hampton, Mr. Winmill, Mr. Ewigleben and Mr. O’Connor during which Mr. Winmill outlined his concerns regarding the transaction and the shareholder support agreement. Mr. Ewigleben informed Mr. Winmill that AngloGold Ashanti would not accept any further changes to the merger agreement, but considered Mr. Winmill’s proposed revisions to the shareholders support agreement. Subsequent to the January 10, 2008 call, Mr. Ewigleben informed Mr. Hampton that AngloGold Ashanti would not accept any changes to the shareholder support agreement.

On January 11, 2008, AngloGold Ashanti sent a letter to Golden Cycle stating its December 5, 2007 offer to acquire Golden Cycle would lapse as of 11:59 pm, Mountain Standard Time, that night. Later that same day, MIDAS Fund, Inc. signed a shareholder support agreement and AngloGold Ashanti and Golden Cycle entered into the merger agreement. On January 14, 2008, the next business day, AngloGold Ashanti and Golden Cycle each issued a press release announcing the transaction.

On February 28, 2008, Mr. Hampton, Mr. Chancellor and representatives of Davis Graham & Stubbs LLP and Dorsey & Whitney LLP met at the offices of Dorsey & Whitney LLP to discuss several matters. Specifically, Mr. Chancellor reported that the proposed treatment of options to purchase Golden Cycle common stock in the merger agreement needed to be amended because, under AngloGold Ashanti’s equity compensation plans, AngloGold Ashanti could not issue substituted options to purchase AngloGold Ashanti ADSs to the holders of options to purchase Golden Cycle common stock in the proposed manner. The parties discussed various ways to treat the options to purchase Golden Cycle common stock, including that the options be deemed exercised at closing, and an appropriate value therefor, but did not reach agreement on any specific alternative treatment or valuation. In addition, at the meeting, the parties discussed the fluctuations in market price of AngloGold Ashanti ADSs, the decline in the stated premium of the merger consideration, concerns related to AngloGold Ashanti’s South Africa operations and changes in the South African business environment, general feedback from Golden Cycle shareholders related to the transaction, the timing of the closing of the merger, status of AngloGold’s due diligence and various other matters.

On April 9, 2008, through his counsel, Mr. Hampton sent a memorandum to AngloGold Ashanti setting forth Golden Cycle’s calculation of the aggregate value of the lost opportunity cost to Golden Cycle option holders of having their options to purchase Golden Cycle common stock deemed exercised at closing (as opposed to being substituted for options to purchase AngloGold Ashanti ADSs, as proposed in the original merger agreement). Based on various assumptions and including compensation for the differential tax treatment, Mr. Hampton calculated an aggregate lost opportunity cost to Golden Cycle option holders of $688,880.

On April 10, 2008, representatives of Davis Graham & Stubbs LLP informed representatives of Dorsey & Whitney LLP that AngloGold Ashanti agreed to compensate Golden Cycle option holders $688,880 in the aggregate for having their options to purchase Golden Cycle common stock deemed exercised at the closing of the merger, as opposed to substituted for options to purchase AngloGold Ashanti ADSs, but requested that such amount be payable in AngloGold Ashanti ADSs with an aggregate value at or near the closing of the merger of $688,880.

On April 11, 2008, representatives of Dorsey & Whitney LLP sent a letter to Davis Graham & Stubbs LLP expressing, among other things, Golden Cycle’s concerns regarding the timing of the closing of the merger and delays associated with finalizing and mailing the proxy statement/prospectus. In addition, the letter expressed concerns raised by some of Golden Cycle’s shareholders regarding the state of AngloGold Ashanti’s business and the decline in the market price of AngloGold Ashanti ADSs. As a result of these concerns, the letter reported that the board of directors of Golden Cycle believed that an increase in the exchange ratio was merited.

On April 16, 2008, a representative of Davis Graham & Stubbs LLP sent a letter responding to the April 11, 2008 letter from Dorsey & Whitney LLP. In the letter, Davis Graham & Stubbs LLP communicated AngloGold Ashanti’s anticipated timing of the closing of the transaction and communicated that AngloGold Ashanti intended to include a discussion of material recent developments with respect to AngloGold Ashanti’s business in its annual report on Form 20-F, which would be filed prior to the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus is a part and would be incorporated by reference herein. In addition, Davis Graham & Stubbs LLP communicated that AngloGold Ashanti was not willing to consider an increase in the exchange ratio at that time.

On May 6, 2008, Mr. Ewigleben and Mr. Hampton had a phone conversation regarding the announcement of AngloGold Ashanti’s proposed rights offering. Mr. Hampton expressed concern regarding the impact of the rights offering on the timing of the closing of the merger. As a result, Mr. Ewigleben and Mr. Hampton scheduled a meeting for May 8, 2008 to discuss this concern.

On May 8, 2008, Mr. Ewigleben and Mr. Ron Largent, Executive Vice President — Americas Operations of AngloGold Ashanti, met with Mr. Hampton at Golden Cycle’s offices in Colorado Springs, Colorado. At the meeting, Mr. Hampton expressed concerns, among other things, raised by Golden Cycle shareholders and members of its board of directors regarding AngloGold Ashanti’s proposed rights offering announced on May 6, 2008 and the fact that, because the closing of the merger was scheduled to occur following the record date for the rights offering, Golden Cycle stockholders would not have the opportunity to participate in the rights offering. Mr. Hampton also raised concerns about the timing of the closing of the merger.

On May 9, 2008, representatives of Dorsey & Whitney LLP sent a letter to Davis Graham & Stubbs LLP which, among other things, memorialized the concerns raised by Mr. Hampton in the May 8, 2008 meeting and again requested an increase in the exchange ratio in the merger.

On May 14, 2008, a representative of Davis Graham & Stubbs LLP sent a letter responding to the May 9, 2008 letter from Dorsey & Whitney LLP. In the letter, Davis Graham & Stubbs LLP reported, among other things, that AngloGold Ashanti was willing to discuss the impact of the proposed rights offering on the exchange ratio, but only once AngloGold Ashanti had priced the rights offering.

On May 22, 2008, Mr. Ewigleben met with Mr. Hampton at Golden Cycle’s offices in Colorado Springs, Colorado. At the meeting, Mr. Ewigleben and Mr. Hampton discussed adjusting the exchange ratio from 0.29 to 0.3123 to account for the potential impact of the rights offering. In addition, Mr. Ewigleben and Mr. Hampton discussed the treatment and valuation of options to purchase Golden Cycle common stock and extending the date by which the merger must be completed from June 30, 2008 to July 15, 2008 in certain circumstances. In addition, in the merger agreement, it is a condition to AngloGold Ashanti’s obligation to complete the merger that the aggregate amount of all unpaid costs and expenses incurred by Golden Cycle in connection with the merger agreement and related transactions is not in excess of $200,000. At the meeting, Mr. Ewigleben and Mr. Hampton discussed increasing this $200,000 cap to $275,000.

On May 23, 2008, Davis Graham & Stubbs LLP distributed a proposed amendment to the merger agreement to reflect the items discussed during the May 22, 2008 meeting. Over the course of the next several days, AngloGold Ashanti and Golden Cycle and their respective legal advisors negotiated the terms of the proposed amendment to the merger agreement. On May 27, 2008, AngloGold Ashanti and Golden Cycle executed the amendment to the merger agreement.

Other than as set forth in this proxy statement/prospectus, including in this section, since January 1, 2006, to the best knowledge of AngloGold Ashanti, there have been no negotiations, transactions or material contacts between AngloGold Ashanti or any of its affiliates and Golden Cycle or any of its affiliates relating to any merger, consolidation, acquisition, tender offer for Golden Cycle’s common stock, election of the directors of Golden Cycle, or any sale or other transfer of a material amount of the assets of Golden Cycle.

Recommendation of Golden Cycle’s Board of Directors

After careful consideration, the Golden Cycle board of directors unanimously determined that the merger is fair to and in the best interests of Golden Cycle and its stockholders. The Golden Cycle board of directors unanimously approved and declared advisable the merger agreement and recommends that you vote or give instructions to vote “FOR” the proposal to adopt the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate.

In considering the recommendation of the Golden Cycle board of directors to vote for the adoption of the merger agreement, you should be aware that certain members of the Golden Cycle board of directors and executive officers of Golden Cycle may have interests in the merger that differ from, or are in addition to, their interests as Golden Cycle stockholders. The Golden Cycle board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger. Please see “Interests of Certain Persons in the Merger” beginning on page 60.

AngloGold Ashanti’s Reasons for the Merger

In reaching its decision to approve the merger agreement, AngloGold Ashanti consulted its legal advisors regarding the terms of the merger agreement and related issues and with senior management of AngloGold Ashanti regarding, among other things, the industry, management’s plans, AngloGold Ashanti’s prospects and operational matters. AngloGold Ashanti’s principal reason for entering into the merger agreement is to acquire Golden Cycle’s interest in the CC&V joint venture, thereby enabling AngloGold Ashanti to own 100 percent of the CC&V joint venture and the Cresson mine. The principal benefits of owning 100 percent of the CC&V joint venture include the following:

•	Under the terms of the CC&V joint venture agreement, following the “initial phase,” Golden Cycle would be entitled to 33 percent of the metal production from the CC&V joint venture and, as a result, AngloGold Ashanti would no longer be able to continue to consolidate a 100 percent interest in the Cresson mine, its ore reserves and its annual gold production; by acquiring 100 percent of the CC&V joint venture, AngloGold Ashanti can continue to consolidate a 100 percent interest in the Cresson mine, its ore reserves and its annual gold production;

•	Under the terms of the CC&V joint venture agreement, during the “initial phase”, which the CC&V joint venture currently is in, Golden Cycle is entitled to a minimum annual distribution of $250,000; by acquiring

100 percent of the CC&V joint venture, the CC&V joint venture would no longer be required to make $250,000 annual distributions to Golden Cycle;

•	As operator of the CC&V joint venture, AngloGold Ashanti has reporting, meeting and other obligations to Golden Cycle and, by acquiring 100 percent of the CC&V joint venture, AngloGold Ashanti would no longer incur costs associated with satisfying these obligations; and

•	Under the CC&V joint venture agreement, although AngloGold Ashanti is the operator of the CC&V joint venture (and consequently the Cresson mine), certain actions require unanimous consent of the joint venture partners and, by acquiring 100 percent of the CC&V joint venture, AngloGold Ashanti will have greater flexibility regarding and exclusive control over all aspects of the management of, and significant corporate decisions in respect of, the Cresson mine.

In deciding to enter into the merger agreement, AngloGold Ashanti also carefully considered and balanced the potential benefits of the merger with the potential risks, including:

•	the risks associated with integrating Golden Cycle’s business operations other than its interest in the CC&V joint venture and of assuming the liabilities associated with those operations;

•	Golden Cycle’s public disclosures about its business and financial condition;

•	the terms of the merger agreement, including the provisions that allow Golden Cycle to accept a “superior proposal” if it pays a termination fee and the provisions that require AngloGold Ashanti to pay a termination fee if Golden Cycle terminates the merger agreement because of a breach by AngloGold Ashanti of its representations, warranties or covenants or if AngloGold Ashanti terminates the merger agreement at the termination date and at the time of such termination all of the conditions to closing the merger have been satisfied or, if possible, waived by Golden Cycle;

•	the risk that the conditions to closing would not be satisfied;

•	the financial terms of the merger, including the fixed exchange ratio of 0.3123 AngloGold Ashanti ADSs for each share of Golden Cycle common stock and the opportunity for Golden Cycle shareholders to benefit from any increase in the trading price for AngloGold Ashanti ADSs between the announcement of the merger and the closing of the merger;

•	the likelihood that the regulatory approvals and clearances necessary to complete the merger would be obtained; and

•	the costs and expenses incurred and to be incurred by AngloGold Ashanti in negotiating the merger agreement and closing the merger.

The foregoing description of the information and factors considered by AngloGold Ashanti is not exhaustive, but includes all material factors considered. In view of the wide variety of factors considered by AngloGold Ashanti in connection with its evaluation of the merger and the complexity of these matters, AngloGold Ashanti did not consider it practical, nor did it try, to rank or weigh the importance of each factor.

Golden Cycle’s Reasons for the Merger

In evaluating the merger agreement and the merger, Golden Cycle’s board of directors consulted with Golden Cycle’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement and to recommend that Golden Cycle shareholders vote for the approval and adoption of the merger agreement, Golden Cycle’s board of directors considered a variety of factors, including:

•	The original merger consideration on January 11, 2008 (prior to the adjustment to 0.3123) of 0.29 AngloGold Ashanti ADSs for each share of Golden Cycle common stock, with each AngloGold Ashanti ADS representing one AngloGold Ashanti ordinary share, represents a premium of approximately:

•	32.93 percent above the closing price of Golden Cycle common stock of $11.00 on January 10, 2008, the last trading date prior to the meeting of Golden Cycle’s board of directors to approve the merger agreement (based on the closing price of AngloGold Ashanti ADSs of $50.42 on the same date);

•	18.83 percent above the volume-weighted average price of Golden Cycle common stock for the 30 trading days ending on January 10, 2008 of $11.17 (based on the volume-weighted average price of AngloGold Ashanti ADSs of $45.76 over the same period); and

•	43.28 percent above the volume-weighted average price of Golden Cycle common stock for the 90 trading days ending on January 10, 2008 of $9.06 (based on the volume-weighted average price of AngloGold Ashanti ADSs of $44.78 over the same period);

•	The merger consideration represents a significant premium to Golden Cycle shareholders, based on, among other things, the historical trading price of AngloGold Ashanti ADSs relative to that of Golden Cycle common stock;

•	Golden Cycle’s current portfolio of properties contains only one significant property and the merger consideration is in AngloGold Ashanti ADSs, which will allow shareholders of Golden Cycle to participate in the benefits of AngloGold Ashanti’s diversified portfolio of worldwide properties held by a company with greater resources to realize future growth;

•	Golden Cycle common stock is currently thinly traded and therefore has low liquidity (the average daily trading volume for Golden Cycle common stock over the 30 trading days prior to January 10, 2008, the last trading date prior to the meeting of Golden Cycle’s board of directors to approve the merger agreement, was 1,900 shares having a market value of approximately $21,217); whereas AngloGold Ashanti ADSs are regularly traded (the average daily trading volume for AngloGold Ashanti ADSs over the 30 trading days prior to January 10, 2008 was 1,619,676 AngloGold Ashanti ADSs having a market value of approximately $74.1 million);

•	Under the current terms of the CC&V joint venture agreement, the CC&V joint venture must repay AngloGold Ashanti substantial loans before any distributions from the CC&V joint venture may be made to Golden Cycle and therefore such distributions are not anticipated for several years;

•	Golden Cycle currently receives a recoupable payment from the CC&V joint venture of $250,000 each year to cover administrative and other expenses, but the increasing costs of public company corporate governance and compliance with federal securities regulation and increasing general and administrative expenses may render such payment insufficient to cover Golden Cycle’s expenses;

•	Golden Cycle would be required to raise capital to acquire new properties and diversify, which would dilute Golden Cycle’s current shareholders’ equity interests in Golden Cycle and would not necessarily yield future results, given the nature of mineral exploration and development;

•	As early as 2006, Golden Cycle’s board of directors determined that the best strategy for the future of Golden Cycle and its shareholders was to actively seek a merger with another company that had a substantial operating history, could offer an increase in liquidity and could offer diversified holdings; Golden Cycle engaged in multiple discussions with potential buyers, but was unsuccessful in negotiating a successful transaction;

•	Golden Cycle’s board of directors’ knowledge and understanding of AngloGold Ashanti, gained through the CC&V joint venture, led to the determination that AngloGold Ashanti represented the best prospect for a merger or acquisition;

•	The fact that the merger agreement permits Golden Cycle’s board of directors to furnish information to and conduct negotiations with an unsolicited third party in certain circumstances in connection with an alternative transaction proposal, if the failure to do so would be reasonably likely to violate the fiduciary obligations of Golden Cycle’s board of directors under applicable law;

•	The fact that the merger agreement permits Golden Cycle’s board of directors to change its recommendation of the merger to Golden Cycle shareholders in connection with an unsolicited superior proposal by a third party for an alternative transaction if such action is necessary for Golden Cycle’s board of directors to comply with its fiduciary duties under applicable law;

•	The amount of the termination fee payable by Golden Cycle to AngloGold Ashanti and the circumstances under which it is payable; notwithstanding that the termination payment provisions of the merger agreement could have the effect of discouraging alternative transaction proposals, on balance, Golden Cycle’s board of directors determined that the amount of the termination fee that Golden Cycle may be obligated to pay to AngloGold Ashanti, and the circumstances under which it may be payable, are typical for transactions of this size and type, and would not likely discourage an alternative transaction proposal from an interested bidder and were necessary to induce AngloGold Ashanti to enter into the merger agreement;

•	The financial presentation of PI Financial, made to Golden Cycle’s board of directors on December 20, 2007, and the opinion of PI Financial delivered to Golden Cycle’s board of directors, dated as of January 11, 2008, to the effect that, as of the date of the opinion and based on and subject to various qualifications, factors, assumptions and limitations described in its opinion, the merger consideration to be received by the shareholders of Golden Cycle pursuant to the merger was fair from a financial point of view to such shareholders, as more fully described in “Fairness Opinion” beginning on page 37; and

•	In evaluating the amendment to the merger agreement, dated May 27, 2008, and the revised terms of the merger, Golden Cycle’s board of directors consulted with its legal counsel, Dorsey & Whitney LLP, regarding the legal effect of the amendments to the merger agreement. Golden Cycle’s board of directors also considered the oral presentation to the board on May 27, 2008 by PI Financial regarding the sufficiency of the increased merger consideration of 0.0223 AngloGold Ashanti ADSs per share of Golden Cycle common stock as compensation for the effect of the AngloGold Ashanti rights offering.

Golden Cycle’s board of directors also considered the following factors supporting the procedural fairness of the merger:

•	The merger requires the approval of the holders of two-thirds of the issued and outstanding shares of Golden Cycle common stock entitled to vote at the special meeting;

•	Subject to certain conditions, the terms of the merger agreement allow Golden Cycle’s board of directors to consider unsolicited alternative transaction proposals if necessary to comply with its fiduciary duties; and

•	The belief that the amount of the termination fee under the merger agreement is reasonable compared to other similar public company merger transactions, and would not unreasonably deter another potential bidder from considering a transaction with Golden Cycle at a higher price.

Golden Cycle’s board of directors also considered a variety of risks and other potentially negative factors, including:

•	The possibility that, although the merger provides shareholders of Golden Cycle the opportunity to realize a substantial premium over the price at which Golden Cycle common stock traded prior to public announcement of the merger, the price of Golden Cycle common stock might increase in the future relative to the price of AngloGold Ashanti ADSs, resulting in a decrease in the premium per share of Golden Cycle common stock;

•	The merger agreement precludes Golden Cycle from actively soliciting alternative transaction proposals from third parties;

•	If the merger is not consummated for certain reasons, Golden Cycle may be required to pay a termination fee to AngloGold Ashanti equal to $5,760,000;

•	The risks and costs to Golden Cycle if the merger is not consummated, including the diversion of management attention and the expenditure of Golden Cycle’s limited capital resources;

•	That the potential volatility of the market price of the AngloGold Ashanti ADSs from the date of the execution of the merger agreement on January 11, 2008, to the effective date of the merger, has had and could have an adverse affect on the value of the consideration Golden Cycle shareholders will receive in the merger; and

•	That AngloGold Ashanti’s announced rights offering could cause the market price of the AngloGold Ashanti ordinary shares and ADSs to fall, and therefore result in a decrease in the value of the consideration Golden Cycle shareholders will receive in the merger.

Fairness Opinion

General Information

Golden Cycle engaged PI Financial to provide a fairness opinion in connection with the merger pursuant to an engagement letter dated December 18, 2007. Pursuant to the engagement letter, PI Financial delivered its opinion to Golden Cycle’s Board of Directors, dated as of January 11, 2008, to the effect that, as of the date of the opinion and based on and subject to various qualifications, factors, assumptions, and limitations described in its opinion, the merger consideration to be received by the shareholders of Golden Cycle pursuant to the merger was fair from a financial point of view to such shareholders.

On May 27, 2008, PI Financial made an oral presentation to Golden Cycle’s board of directors to the effect that the additional merger consideration of 0.0223 to be received by the shareholders of Golden Cycle pursuant to the amended merger agreement is sufficient to place Golden Cycle shareholders in the same economic position after the AngloGold Ashanti rights offering as they were before the rights offering.

PI Financial was formed in December 2003 and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation and the International Financial Centre (British Columbia). PI Financial is a full service registered securities firm engaged in corporate finance, mergers and acquisitions, equity and fixed income sales and trading. PI Financial is a wholly owned subsidiary of PI Financial Corp. PI Financial Corp. is a leading Western Canadian based full-service investment dealer serving over 30,000 individual, institutional and corporate clients. In the ordinary course of its business, PI Financial and its affiliates may actively trade the equity securities of Golden Cycle for its own account and for the accounts of its customers and, accordingly, may at any time hold a long- or short-term position in such securities.

Golden Cycle’s board of directors selected PI Financial to provide a fairness opinion in connection with the merger on the basis of Golden Cycle’s previous experience in engaging PI Financial to advise Golden Cycle on other transaction opportunities, the board of directors’ knowledge and understanding of PI Financial’s reputation in the financial community, and PI Financial’s ability to render a fairness opinion on a cost-effective basis.

Terms of Engagement

Pursuant to the terms of the engagement letter, Golden Cycle agreed to pay PI Financial a fee of $500,000 contingent upon the consummation of the merger. Golden Cycle has also agreed to reimburse PI Financial for its reasonable out-of-pocket expenses in connection with the engagement, which expenses will be deducted from the total fee payable to PI Financial upon closing. Golden Cycle has also agreed to indemnify PI Financial and certain related parties against certain liabilities that may arise out of or in connection with PI Financial’s engagement, including certain liabilities under applicable securities laws. In the past two years, Golden Cycle has engaged PI Financial to provide financial services to Golden Cycle in connection with the consideration by Golden Cycle’s board of directors of other third party offers to enter into transactions with Golden Cycle.

Summary of Opinion and Methodology

On January 10, 2008, at a meeting of Golden Cycle’s board of directors held to evaluate the merger, PI Financial delivered to Golden Cycle’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 11, 2008, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, the per share merger consideration to be received by holders of Golden Cycle common stock from AngloGold Ashanti was fair, from a financial point of view, to such holders. The amount of merger consideration was determined through negotiations between Golden Cycle and AngloGold Ashanti. PI Financial did not recommend to Golden Cycle, prior to or during negotiations, or determine the amount of merger consideration ultimately negotiated between the parties.

On May 27, 2008, at a meeting of the board of directors of Golden Cycle, PI Financial made an oral presentation to the effect that the additional merger consideration of 0.0223 to be received by the shareholders of Golden Cycle pursuant to the amended merger agreement is sufficient to place Golden Cycle shareholders in the same economic position after the AngloGold Ashanti rights offering as they were before the rights offering. The amount and terms of the increased consideration related to the rights offering were determined through negotiations between Golden Cycle and AngloGold Ashanti. PI Financial did not recommend to Golden Cycle, prior to or during negotiations, or determine, the amount of the increase in merger consideration ultimately negotiated between the parties.

The full text of PI Financial’s written opinion to Golden Cycle’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is included as Annex C to this proxy statement/prospectus. The following summary of PI Financial’s opinion is qualified in its entirety by reference to the full text of the opinion. Golden Cycle shareholders are encouraged to read PI Financial’s opinion carefully in its entirety for a description of the procedures followed, assumptions made, factors considered and limitations on the review undertaken by PI Financial in connection with its opinion. PI Financial provided its opinion for the information and assistance of the board of directors of Golden Cycle in connection with and for purposes of its evaluation of the merger consideration and only addresses the fairness, from a financial point of view, to the shareholders of Golden Cycle of the merger consideration to be received by them pursuant to the merger. PI Financial was not requested to consider, and its opinion does not address, the relative merits of the merger or any related transactions as compared to any other transaction or business strategy in which Golden Cycle might engage or the merits of the underlying decision by Golden Cycle to engage in the merger or any related transaction and is not intended to, and does not, constitute a recommendation to any Golden Cycle shareholder as to how to vote or act in connection with the proposed merger or any related matters. PI Financial’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to PI Financial as of, January 11, 2008, the date of the written opinion. PI Financial assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

Scope of Engagement

PI Financial was engaged by Golden Cycle’s board of directors to prepare an opinion with respect to the fairness from a financial point of view of the consideration to be received by the shareholders of Golden Cycle in the merger. PI Financial was not engaged to provide a formal valuation of Golden Cycle or AngloGold Ashanti.

Analysis and Methodology

In analyzing the merger, PI Financial considered, among other things, the following:

•	The process undertaken by Golden Cycle prior to receiving AngloGold Ashanti’s offer to consider and pursue strategic alternatives;

•	Historical share trading prices and share price ratios in comparison with the merger exchange ratio;

•	Comparison of the consideration offered for Golden Cycle to current market trading values for selected comparable companies;

•	Comparison of the consideration offered for Golden Cycle to values paid in selected recent and historical comparable transactions;

•	Comparison of the consideration offered for Golden Cycle with estimated net asset values for Golden Cycle; and

•	Various other considerations including strategic benefits and risks associated with the merger.

Scope of Review

In connection with rendering its opinion, PI Financial reviewed and relied upon, among other things, the following:

•	Site visits to the CC&V joint venture’s operations on three occasions, most recently September 2007, hosted by Golden Cycle;

•	The CC&V Mine Life Extension Project Pre-feasibility Study (January 2007) as more fully described in “— Assumptions Relating to the CC&V Joint Venture” beginning on page 40 below;

•	The 2008 CC&V Joint Venture Business Plan;

•	CC&V Gold Mining Company Monthly Activities Reports;

•	Various internal reports and documents and presentations by Golden Cycle and AngloGold Ashanti personnel;

•	The audited financial statements for the years ended December 31, 2005 and 2006 for Golden Cycle and the interim financial statements for the quarters ending September 30, 2007, June 30, 2007 and March 31, 2007;

•	The audited financial statements for the years ended December 31, 2005 and 2006 for AngloGold Ashanti and the interim financial statements for quarters ending June 30, 2007 and March 31, 2007;

•	The draft Agreement and Plan of Merger dated December 17, 2007;

•	Discussions with senior management and operational personnel of Golden Cycle concerning the CC&V joint venture, Golden Cycle’s financial condition, its future business prospects, the background to the merger and potential alternatives to the merger; and

•	Various other disclosure documents filed by Golden Cycle and AngloGold Ashanti with the SEC.

Assumptions and Limitations

PI Financial relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with PI Financial by Golden Cycle’s and AngloGold Ashanti’s management or obtained by PI Financial from public sources, including, without limitation, the Pre-feasibility Study referred to below. PI Financial relied upon Golden Cycle’s management’s due diligence regarding the accuracy and completeness of all data and information it provided to or discussed with PI Financial. With respect to the Pre-feasibility Study, PI Financial was directed by Golden Cycle, based on Golden Cycle’s assessments as to the relative likelihood of achieving the future results reflected in the Pre-feasibility Study, to rely upon the Pre-feasibility Study for purposes of PI Financial’s opinion. PI Financial assumed, at the direction of the Golden Cycle board of directors, that the Pre-feasibility Study was reasonably prepared on bases reflecting the best currently available estimates and judgments as to reserves, resources and future production. PI Financial did not assume any responsibility for the independent verification of any such information, including, without limitation, the Pre-feasibility Study, and PI Financial further relied upon the assurances of Golden Cycle’s management that they are unaware of any facts that would make the information and Pre-feasibility Study incomplete or misleading. The Golden Cycle board of directors reviewed the financial and other information provided to or discussed with PI Financial for accuracy and completeness, and determined that PI Financial’s reliance on such information was reasonable. Although the Pre-feasibility Study did not form the principal basis for PI Financial’s opinion, but rather constituted one of many items that PI Financial employed in forming its opinion, changes to such Pre-feasibility Study could affect its opinion.

In arriving at its opinion, PI Financial did not conduct any independent valuation or appraisal of any assets or liabilities (contingent or otherwise) of Golden Cycle or of the solvency or fair value of Golden Cycle, and PI Financial was not furnished with any such valuation or appraisal, other than the Pre-feasibility Study, nor did PI Financial assume any responsibility to obtain any such valuations or appraisals, and other than visiting the CC&V joint venture operations, PI Financial did not complete site visits to AngloGold Ashanti’s operations. PI Financial relied on a certificate of representation executed by two senior officers of Golden Cycle as to the accuracy and completeness of the all information, data and material provided (financial or otherwise).

The Golden Cycle board of directors advised PI Financial, and PI Financial assumed, that the merger would be consummated in a timely manner and in accordance with the terms described in the merger agreement, without any waiver, modification or amendment of any material terms or conditions. PI Financial also assumed that obtaining the necessary regulatory or third party approvals and consents for the merger would not have an adverse effect on Golden Cycle or the merger. In addition, PI Financial assumed that there was no material change in the assets, financial condition, business or prospects of Golden Cycle since the date of the most recent financial statements of Golden Cycle made available to PI Financial. PI Financial expressed no opinion as to any tax or other consequences that might result from the merger, and PI Financial’s opinion did not address any legal, tax, regulatory or accounting matters, as to which PI Financial understood that Golden Cycle obtained such advice as it deemed necessary from qualified professionals. Except as described above, the Golden Cycle board of directors imposed no other instructions or limitations on PI Financial with respect to the investigations made or the procedures followed by PI Financial in rendering its opinion.

In its analyses, PI Financial considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Golden Cycle. An evaluation of the results of those analyses is not entirely mathematical. None of the public companies used in the comparable company analysis described below are identical to Golden Cycle, and none of the transactions used in the precedent transactions analysis described below are identical to the merger. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies analyzed. The estimates contained in PI Financial’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, PI Financial’s analyses are inherently subject to substantial uncertainty. In addition, PI Financial did not express any opinion as to the price or range of prices at which the shares of Golden Cycle’s common stock may trade subsequent to the announcement of the merger.

The summary of PI Financial’s analyses described below is not a complete description of the analyses underlying PI Financial’s opinion. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances involved. Such opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out below, without considering the analysis as a whole, would, in the view of PI Financial, create an incomplete and misleading picture of the processes underlying the analyses considered by PI Financial in rendering the fairness opinion. In preparing its opinion, PI Financial has considered the results of all of its analyses as a whole and did not necessarily attribute any particular weight to any analysis or factor considered. In addition, PI Financial may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be PI Financial’s view of Golden Cycle’s actual value. Accordingly, the conclusions reached by PI Financial are based on all analyses and factors taken as a whole and also on the application of PI Financial’s own experience and judgment.

Assumptions Relating to the CC&V Joint Venture

In considering its opinion, PI Financial considered four primary scenarios for the CC&V joint venture reserves and resources and future production. The first was based on the current disclosed reserves and resources for the CC&V joint venture operations. The other three were based on the CC&V January 2007 “Mine Life Extension

Project Pre-feasibility Study” (the “Pre-feasibility Study”). Some key assumptions for the three Pre-feasibility Study scenarios are summarized in the following chart:

		CC&V
		Base	CC&V 94M	CC&V 212M

Ore tons mined	million tons	131	224	343
Recoverable grade	oz/ton	0.0157	0.0157	0.0149
Recoverable oz mined	million oz	2.04	3.49	5.17
Ounces produced	million oz	2.59	3.98	5.67
Exploration budget	$US million		12	45
Total capex	$US million	32	198	332
Cash cost per oz	$US/oz	256	272	292
Last mining year		2012	2016	2022
Last gold production year		2020	2024	2030

The Pre-feasibility Study assumes material in addition to the CC&V joint venture-disclosed reserves in non-reportable “reserve”, “resource” and “pre-resource” categories. Estimates of material in these non-reportable categories were based on various CC&V joint venture internal assumptions including with respect to permitting, land acquisition, costing and geotechnical and metallurgical parameters. The CC&V Base case (or BP2007 Level 1 case) was based on placing 131 million tons of ore on the existing valley fill leach facility (VLF-1), filling VLF-1 to its capacity of 300 million tons. The CC&V 94M case assumed the construction of a second valley fill leach facility (VLF-2) and with the placement of 94 million tons on VLF-2. The CC&V 94M case assumed successful permitting and construction of the VLF-2 facility (total life-of-mine capital expenditures $198 million). The 94 million tons includes material in the “reserve”, “resource” and “pre-resource” categories. The CC&V 212M case assumed an expanded VLF-2 facility and the placement of a total of 212 million tons on VLF-2. The CC&V 212M case as well assumed successful permitting and construction of the expanded VLF-2 facility (total life-of-mine capital expenditures $332 million). The additional 115 million tons placed on the expanded VLF-2 facility (as compared to the CC&V 94M case) under the CC&V 212M case is all in the “pre-resource” category.

PI Financial identified significant risks in the CC&V 94M and 212M cases, including with respect to permitting, land acquisition, costing and geotechnical and metallurgical parameters. Further, “resource” and “pre-resource” estimates were based on wide spaced drilling in some areas.

PI Financial noted that the previous expansion of the CC&V operations (completed in late 2002) did not meet AngloGold Ashanti’s performance projections, and it believes it was prudent to recognize the potential for significant deviation from the current Pre-feasibility Study projections.

Approaches

PI Financial analyzed the fairness of the merger consideration under four different approaches:

1. Trading Price versus Transaction Price:  Pursuant to this approach, PI Financial analyzed the premium offered by the merger consideration. PI Financial calculated premiums based on 20, 30, 60 and 90 day volume-weighted average prices to December 19, 2007. The offer premiums calculated varied from 16.3 percent to 45.6 percent. PI Financial determined that the timing of the merger was favorable to Golden Cycle based on the last 12 months of trading. PI Financial cautioned that the calculation of offer premiums based on spot prices is subject to considerable variability based on share price volatility.

2. Comparable Companies:  Pursuant to this approach, PI Financial analyzed selected comparable junior gold mining companies. PI Financial determined that Golden Cycle’s estimated enterprise value per ounce of contained reserve and resource ounce was $153 per reserve and resource ounce based on December 19, 2007 closing prices, ranging from $79 to $176 per reserve ounce depending upon the assumed scenario relating to CC&V. The selected comparable companies trade at an estimated average enterprise value of $4,026 per ounce of annual production. Assuming 93,000 ounces of annual production attributable to Golden

Cycle, the consideration offered by AngloGold Ashanti to Golden Cycle equates to $2,377 per ounce of annual production. However, since Golden Cycle is years away from realizing 33 percent of the CC&V production, PI Financial expected Golden Cycle to trade at a discount to market multiples of comparables.

3. Precedent Transactions:  Pursuant to this approach, PI Financial compared the merger consideration to the estimated enterprise value per reserve and resource ounce paid in selected precedent transactions over the last two years. The average estimated enterprise value per reserve and resource ounce paid over the last two years in selected precedent transactions was $85. In comparison, the merger consideration (based on AngloGold Ashanti’s closing price on December 19, 2007) represented an estimated enterprise value per reserve and resource ounce of $91 based on published reserves and resources, and ranged from $79 to $176 based on the assumptions in the Pre-feasibility Study. In addition, PI Financial compared the premium to market represented by the merger consideration to market transaction premiums paid in selected precedent transactions over the last two years.

4. Net Asset Value:  Pursuant to this approach, PI Financial estimated Golden Cycle’s net asset value under the various CC&V joint venture assumptions, as described above. The analysis concluded that at current gold prices the merger consideration ranged from a premium to a discount to Golden Cycle’s net asset value, depending on the Pre-feasibility Study assumptions. At gold prices significantly below the current price the merger consideration represents a significant premium to Golden Cycle’s net asset value, and at gold prices significantly above the current price the merger consideration represents a significant discount to Golden Cycle’s estimated net asset value.

The above analysis assumes successful execution of the scenarios identified in the Pre-feasibility Study. As previously noted PI Financial believes there is significant risk of variation in the actual performance of the CC&V joint venture.

On the basis of the above analyses, PI Financial delivered to Golden Cycle’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 11, 2008, to the effect that, as of the date of the opinion and based on and subject to various qualifications, factors, assumptions and limitations described in its opinion, the merger consideration to be received by the shareholders of Golden Cycle pursuant to the merger was fair from a financial point of view to such shareholders. Following the announcement of the AngloGold Ashanti rights offering, the Golden Cycle board of directors asked PI Financial to consider whether the adjustment in the merger consideration (an increase in the exchange ratio of 0.0223 AngloGold Ashanti ADSs per share of Golden Cycle common stock) was sufficient to place Golden Cycle shareholders in the same economic position, as of the date AngloGold Ashanti finalized the terms of the rights offering, being May 20, 2008 and based on the share price as of that date, after the AngloGold Ashanti rights offering as they were before the rights offering. On May 27, 2008, at a meeting of the Golden Cycle board of directors, PI Financial made an oral presentation to the board to the effect that the additional merger consideration of 0.0223 to be received by the shareholders of Golden Cycle pursuant to the amended merger agreement is sufficient to place Golden Cycle shareholders in the same economic position after the AngloGold Ashanti rights offering as they were before the rights offering.

PI Financial’s opinion and financial analyses were only one of many factors taken into consideration by the Golden Cycle board of directors in its evaluation of the merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Golden Cycle board of directors with respect to the merger consideration or as to whether the Golden Cycle board of directors would have been willing to determine that a different merger consideration was fair. Furthermore, the summary of the opinion contained herein does not constitute a recommendation to the Golden Cycle board of directors or any shareholder as to how to vote in connection with the merger or otherwise.

Dissenters’ Rights of Appraisal

Under the Colorado Business Corporations Act, you will not have any right to dissent or receive an appraisal of the value of your shares of Golden Cycle common stock in connection with the merger if the adoption of the merger agreement is approved.

Accounting Treatment

The merger of Golden Cycle with GCGC LLC will be accounted for as a “purchase”, as such term is used under U.S. GAAP, for accounting and financial reporting purposes. Golden Cycle will be treated as the acquired corporation for such purposes. Therefore, the total merger consideration paid by AngloGold Ashanti in connection with the merger, together with the direct costs of the merger, will be allocated to Golden Cycle’s assets and liabilities based on their estimated fair market values, with any excess being accounted for as goodwill.

Regulatory Approvals Required for the Merger

The merger agreement provides that each of Golden Cycle and AngloGold Ashanti will use their commercially reasonable efforts to obtain all consents and approvals and to do all other things necessary for the completion of the merger. In addition, each of Golden Cycle and AngloGold Ashanti agreed to make all regulatory filings that it is required to make in connection with completing the merger.

Approval of the South African Reserve Bank

The approval of the South African Reserve Bank was obtained on February 12, 2008.

Stock Exchange Listing and Deregistration

In accordance with the terms of the merger agreement, AngloGold Ashanti has made an application to list on the New York Stock Exchange the AngloGold Ashanti ADSs that will be issued as consideration in the merger. The AngloGold Ashanti ADSs that will be issued as consideration in the merger have been approved for listing by the New York Stock Exchange, subject to official notice of issuance. Listing and trading of the AngloGold Ashanti ADSs that will be issued as consideration in the merger will commence on the New York Stock Exchange on the date of effectiveness of the merger, which is expected to be on or around June 30, 2008.

Shares of Golden Cycle common stock currently are listed and traded on NYSE Arca under the symbol “GCGC”. If the merger is completed, the shares of Golden Cycle common stock will be delisted from NYSE Arca and cease to be publicly traded. In addition, shares of Golden Cycle common stock are currently registered under the Exchange Act. Following the merger, AngloGold will make a filing with the SEC requesting the suspension and termination of registration of Golden Cycle’s common stock under the Exchange Act.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read the merger agreement carefully and in its entirety because it, and not this summary or this proxy statement/prospectus, is the legal document that governs the merger.

General; The Merger

At the effective time of the merger, upon the terms and subject to the conditions of the merger agreement and in accordance with the Colorado Business Corporations Act, Golden Cycle will merge with and into GCGC LLC, a direct wholly owned subsidiary of AngloGold Ashanti USA and the separate corporate existence of Golden Cycle will cease. AngloGold Ashanti USA is a direct wholly owned subsidiary of AngloGold Ashanti Limited. GCGC LLC will be the surviving entity in the merger and is referred to in this summary as such.

When the Merger Becomes Effective

If Golden Cycle shareholders adopt the merger agreement, the parties intend to close the merger as soon as practicable after the day on which the last condition to the completion of the merger set forth in the merger agreement is satisfied or validly waived (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction of those conditions).

GCGC LLC will file a statement of merger with the Secretary of State of the State of Colorado as soon as practicable after the satisfaction or waiver of all the closing conditions to the merger but in no event prior to the closing of the merger. The merger will become effective when the statement of merger is filed with the Secretary of State of the State of Colorado or at a later date and time as Golden Cycle and GCGC LLC agree and specify in the statement of merger.

Consideration to be Received Pursuant to the Merger

The merger agreement provides that, at the effective time of the merger each issued and outstanding share of Golden Cycle common stock (other than shares of Golden Cycle owned by Golden Cycle as treasury shares), will be automatically converted into the right to receive 0.3123 AngloGold Ashanti ADSs, with each whole AngloGold Ashanti ADS representing one AngloGold Ashanti ordinary share; and

The exchange ratio in the merger will be adjusted to reflect any stock dividend, distribution, subdivision, reorganization, reclassification, recapitalization, split, combination or exchange of shares having a record date after the date of the merger agreement and prior to the completion of the merger.

Upon conversion in the merger as described above, all of the shares of Golden Cycle common stock will be retired, will cease to be outstanding and will automatically be cancelled, and the holder of a certificate that, immediately prior to the effective time of the merger, represented shares of Golden Cycle common stock, will cease to have any rights with respect thereto, except the right to receive, upon the surrender of the certificate, the AngloGold Ashanti ADSs as described above, without interest, together with any dividends, if applicable.

Treatment of Stock Options

The merger agreement provides that at the effective time of the merger, each unexpired and unexercised option to purchase Golden Cycle common stock granted under Golden Cycle stock option plans will be automatically cancelled in exchange for a number of Anglo Gold Ashanti ADSs equal to (a)(i) the aggregate fair market value of AngloGold Ashanti ADSs that would have been received for all Golden Cycle common stock (assuming the Golden Cycle stock options were exercised) plus (ii) $1.23 for each share underlying the Golden Cycle stock option ($1.23 represents consideration for early conversion of the options) less (iii) the total aggregate exercise price of the Golden Cycle stock option (assuming the Golden Cycle stock options were exercised) divided by (b) the fair market value of each AngloGold Ashanti ADS. For the purposes of the calculation, the fair market value of each AngloGold Ashanti ADS is based on the average closing price as reported by the New York Stock Exchange of AngloGold

Ashanti ADSs for the twenty consecutive trading days ending on the day prior to the special meeting of Golden Cycle shareholders to approve the merger. The merger agreement provides for the following conversion formula:

X =	ABC + AD − AE C

Where:

X = Number of ADSs Issuable for Golden Cycle Stock Option

A =	Number of Golden Cycle Shares Acquirable Upon Exercise of Golden Cycle Stock Option

B = 0.3123

C =	Average of the per share closing prices as reported by the New York Stock Exchange of ADSs for the twenty consecutive trading days ending on the day prior to the Target Meeting (ADS Market Price)

D = $1.23 (adjustment for lost opportunity cost based on a Black Scholes valuation)

E = Option Exercise Price

If the exercise price per share of any such Target Stock Option is greater than or equal to the ADS Market Price multiplied by the Exchange Ratio, then such Target Stock Option shall be exchanged for the aggregate number of ADSs (less any applicable income or employment tax withholding) equal to (i) the number of Target Company Shares acquirable upon exercise of Target Stock Option multiplied by (ii) $1.23 divided by (iii) the ADS Market Price.

If AngloGold Ashanti determines that any payment in respect of options to purchase Golden Cycle common stock options gives rise to compensation subject to withholding, then AngloGold Ashanti (or the appropriate subsidiary thereof) will withhold the amount required by applicable law.

Procedures for Exchange of Certificates; No Fractional Shares

At or prior to the effective time of the merger, AngloGold Ashanti will:

•	authorize one or more transfer agent(s) to act as exchange agent with respect to the merger;

•	deposit with The Bank of New York Mellon, as depositary for the AngloGold Ashanti ADSs, or any successor depositary to the AngloGold Ashanti ADSs, a number of AngloGold Ashanti ordinary shares equal to the aggregate number of AngloGold Ashanti ADSs to be issued in connection with the conversion of the shares of Golden Cycle common stock; and

•	deposit with the exchange agent the receipts representing the aggregate number of AngloGold Ashanti ADSs.

As soon as practicable after the effective time of the merger, the exchange agent will send to each holder of record of a Golden Cycle common stock share certificate a letter of transmittal and instructions for use in effecting the surrender of certificates in exchange for the applicable AngloGold Ashanti ADSs. You should not send in your Golden Cycle common stock share certificates until you receive the letter of transmittal. The letter of transmittal and instructions will tell you what to do if you have lost a certificate, or if it has been stolen or destroyed. You will have to provide an affidavit to that fact and, if required by AngloGold Ashanti or the exchange agent, post a bond in a reasonable amount and upon such terms as AngloGold Ashanti and the exchange agent may require as indemnity against any claim that may be made against it with respect to the lost, stolen or destroyed certificate. The exchange agent will pay in exchange for the lost, stolen or destroyed certificate the AngloGold Ashanti ADSs payable in respect of the shares of Golden Cycle common stock represented by the certificate, without interest.

The exchange agent will pay your AngloGold Ashanti ADSs to you (subject to any applicable withholding taxes) after you have surrendered your certificates for cancellation to the exchange agent and provided, together with the letter of transmittal, properly completed and duly executed, any other documents as may be required by the exchange agent.

If payment is to be made to a person other than the person in whose name the Golden Cycle common stock share certificate surrendered is registered, it will be a condition of payment that the surrendered certificate be properly endorsed or otherwise in proper form for transfer and that the person requesting the payment pay any transfer or other taxes required as a result of the issuance to a person other than the registered holder or establish to the exchange agent’s satisfaction that the tax has been paid or is not applicable.

Any portion of the exchange fund held by the exchange agent that remains unclaimed by holders of Golden Cycle common stock one year after the effective time of the merger will be returned to AngloGold Ashanti, and any holder who has not exchanged stock certificates in accordance with the letter of transmittal and exchange instructions will thereafter look only to the surviving entity, as a general creditor, for payment of the AngloGold Ashanti ADSs in the amount due to them under the merger agreement.

No dividends or other distributions declared or made with respect to AngloGold Ashanti ADSs with a record date after the effective time of the merger will be paid to the holder of any unsurrendered Golden Cycle common stock share certificate. Following surrender of any Golden Cycle common stock share certificate, the holder of AngloGold Ashanti ADSs will be paid, without interest, the amount of any such dividends or other distributions.

No certificates or scrip or fractional ADSs or book-entry credit representing any fractional share interests will be issued upon the surrender of Golden Cycle common stock share certificates. Each holder of Golden Cycle common stock exchanged pursuant to the merger agreement who would otherwise have been entitled to receive a fraction of an AngloGold Ashanti ADS (after taking into account all stock certificates delivered by such holder) will receive, in lieu of such fractional share, one AngloGold Ashanti ADS. The rounding up of fractional ADSs was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional ADSs.

Representations and Warranties

Golden Cycle has made customary representations and warranties in the merger agreement to AngloGold Ashanti, AngloGold Ashanti USA and GCGC LLC, including, among other things, as to:

•	corporate organization and valid existence, power to conduct business, qualification and good standing of Golden Cycle;

•	validity of organizational documents and absence of a breach of those documents;

•	ownership of subsidiaries and other investments;

•	capitalization of Golden Cycle;

•	Golden Cycle’s corporate authority to enter into and carry out the obligations under the merger agreement, enforceability of the merger agreement against Golden Cycle and the approval of the board of directors of Golden Cycle;

•	absence of a conflict with its certificate of incorporation, by-laws, permits, contracts, or any laws or the creation of any liens or payment obligations as a result of the merger;

•	compliance of documents filed by it with all applicable requirements of the Securities Act and Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the accuracy and completeness of the information in those documents;

•	absence of undisclosed liabilities;

•	absence of any “material adverse effect” and other selected changes since December 31, 2006;

•	tax matters;

•	litigation;

•	employee benefit plans;

•	environmental matters;

•	compliance with applicable laws and regulations;

•	insurance;

•	properties and mining claims;

•	material contracts;

•	required shareholder vote at Golden Cycle;

•	accuracy and completeness of the information supplied for use in this proxy statement/prospectus or any related filing;

•	intellectual property;

•	transactions with affiliates;

•	brokers’ and other transaction fees;

•	the opinion of its financial advisor;

•	maintenance of disclosure controls and procedures; and

•	inapplicability of anti-takeover statutes and rights agreements.

Many of the representations and warranties of Golden Cycle are qualified by the concept of “material adverse effect”. For the purposes of the merger agreement, a “material adverse effect” on Golden Cycle means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any other occurrences, is materially adverse to the financial condition, business, assets, liabilities or results of operations of Golden Cycle and its subsidiaries taken as a whole. However, the merger agreement provides that when determining whether any material adverse effect has occurred with respect to Golden Cycle and its subsidiaries, taken as a whole, any occurrence affecting the CC&V joint venture that is either (i) caused by AngloGold Ashanti or its affiliates or (ii) within the reasonable control of AngloGold Ashanti or its affiliates acting in a commercially reasonable manner, will not be taken into account.

The merger agreement also contains representations and warranties made by AngloGold Ashanti, GCGC LLC and AngloGold Ashanti USA to Golden Cycle, including, among other things, as to:

•	their organization and valid existence, power to conduct business, qualification and good standing;

•	validity of organizational documents of GCGC LLC and AngloGold Ashanti and absence of a breach of those documents;

•	ownership by AngloGold Ashanti and GCGC LLC of subsidiaries and other investments;

•	their authority to enter into and carry out the obligations under the merger agreement, enforceability of the merger agreement and the approval of the board;

•	in respect of AngloGold Ashanti and GCGC LLC, absence of a conflict with the organizational documents, permits, contracts, or any laws or the creation of any liens or payment obligations as a result of the merger;

•	compliance of documents filed by AngloGold Ashanti with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the accuracy and completeness of the information in those documents;

•	lack of required vote of the AngloGold Ashanti shareholders with respect to the merger;

•	formation of GCGC LLC for purposes of the merger;

•	accuracy and completeness of the information supplied for use in this proxy statement/prospectus or any related filing;

•	absence of past discussions regarding the sale of the assets of or AngloGold Ashanti’s interests in the CC&V joint venture;

•	tax matters;

•	maintenance of disclosure controls and procedures; and

•	validity of the AngloGold Ashanti ADSs and options issued in connection with the merger.

Many of the representations and warranties of AngloGold Ashanti, GCGC LLC and AngloGold Ashanti USA are qualified by the concept of “material adverse effect”. For the purposes of the merger agreement, a “material adverse effect” on AngloGold Ashanti or its subsidiaries means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any other occurrences, is materially adverse to the financial condition, business, assets, liabilities or results of operations of AngloGold Ashanti and its subsidiaries taken as a whole.

The representations and warranties contained in the merger agreement do not survive the effective time of the merger.

Agreements Relating to Golden Cycle’s Operations Prior to Completion of the Merger

In the merger agreement, Golden Cycle has agreed that until the completion of the merger, it will conduct its business and the business of its subsidiaries in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve intact its business organizations and relationships with third parties. In addition, Golden Cycle has agreed, subject to limited exceptions, that neither it nor any of its subsidiaries will, prior to the completion of the merger, do any of the following without the prior written consent of AngloGold Ashanti:

•	adopt or propose any change to its articles of incorporation or by-laws or other organizational documents;

•	(i) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, (ii) repurchase, redeem or otherwise acquire any outstanding shares of its capital stock or other securities or (iii) split, combine or reclassify any shares of its capital stock;

•	issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise, other than upon the exercise of its stock options outstanding on the date of merger agreement), or enter into any amendment of any term of any outstanding security;

•	(i) incur or assume any indebtedness except in the ordinary course of business and consistent with past practice and in no event exceeding $25,000 in the aggregate, (ii) modify the terms of any indebtedness, (iii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person (other than a wholly owned subsidiary), except in the ordinary course of business and consistent with past practice and in no event exceeding $25,000 in the aggregate, (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to or from wholly owned subsidiaries of Golden Cycle and other than short-term investments of cash in the ordinary course of business);

•	subject any assets to any lien other than those specifically permitted by the merger agreement;

•	increase the compensation payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business;

•	adopt, amend or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any person;

•	engage in any transaction which could subject Golden Cycle or its subsidiaries to either a civil penalty assessed pursuant to specified sections of the Employee Retirement Income Security Act of 1974, as amended (which we sometimes refer to in this proxy statement/prospectus as ERISA), or a tax penalty assessed pursuant to specified sections of the Internal Revenue Code;

•	terminate any of its benefit plans, or take any other action with respect to a benefit plan that could result in liability;

•	take any action that could adversely affect Golden Cycle’s compliance with the applicable requirements of ERISA;

•	fail to make full payment when due of all amounts under Golden Cycle’s benefit plans;

•	fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any benefit plans;

•	acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or in any other manner, any business or person, or enter a new line of business or commence business operations in any country in which it is not operating as of the date of the merger agreement;

•	sell, lease, license or otherwise surrender, relinquish or dispose of any assets with an aggregate fair market value exceeding $25,000;

•	incur or commit to any capital expenditures, or become bound or obligated to participate in any operation, or consent to participate in any operation;

•	make any change to any material tax method of accounting, make or change any material tax election, authorize any indemnities for taxes, extend any period for assessment of any tax, file any request for ruling or determination, amend any material tax return or settle or compromise any material tax liability, except where the action would not have a material effect on the tax position of Golden Cycle and its subsidiaries taken as a whole;

•	(i) pay, discharge or satisfy any material account payable or other material liability beyond or in advance of its due date or the date when the account payable or liability would have been paid in the ordinary course of business and consistent with past practice or (ii) compromise, settle, grant any waiver or release relating to any action, suit or proceeding, other than settlements or compromises where the amount paid or to be paid does not exceed $25,000 in the aggregate for all claims;

•	change any method of accounting or accounting practice or procedure except for any change required by U.S. GAAP;

•	enter into any agreement, understanding or commitment that materially restrains, limits or impedes its ability, or would materially limit the ability of the surviving entity or any of its affiliates after the effective time, to compete in or conduct any line of business or compete with any person or in any geographic area or during any period of time;

•	enter into any joint venture, partnership or other similar arrangement or materially amend or modify the terms of (or waive any material rights under) any existing joint venture, partnership or other similar arrangement (other than (i) any arrangement between Golden Cycle and its wholly owned subsidiaries and (ii) the CC&V joint venture);

•	terminate or modify any material contract to which it is a party or waive or assign any of its rights or claims under any contract or enter into any new material contract;

•	enter into any agreement or transaction with any officers, directors or affiliates (or affiliates of the officers and directors) of Golden Cycle or any of its subsidiaries;

•	adopt a plan of complete or partial liquidation, dissolution, or reorganization; or

•	agree or commit to do any of the foregoing.

No Solicitation of Competing Proposals; Fiduciary Termination Right

The merger agreement provides that Golden Cycle and its subsidiaries, and their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives, will not:

•	initiate, solicit or knowingly encourage or facilitate (including by furnishing non-public information) any inquiries regarding, or the making or submission of any proposal that constitutes, or that may reasonably be expected to lead to, an “acquisition proposal” of the type described below;

•	participate or engage in discussions or negotiations with, or disclose any non-public information regarding Golden Cycle or any of its subsidiaries or afford access to the properties, books or records of Golden Cycle or any of its subsidiaries to any person that has made an “acquisition proposal” or to any person that Golden Cycle, any of its subsidiaries or any of their respective representatives knows or has reason to believe is contemplating making an “acquisition proposal”; or

•	accept an “acquisition proposal” or enter into any agreement, including any letter of intent, (i) constituting or related to an “acquisition proposal” (other than a confidentiality agreement) or (ii) requiring it to abandon, terminate or fail to consummate the merger with an indirect subsidiary of AngloGold Ashanti.

Under the merger agreement, Golden Cycle also agreed to cease and terminate any existing activities, discussions or negotiations as of the date of the merger agreement relating to any possible “acquisition proposal”.

However, under the merger agreement, Golden Cycle and its board of directors may participate or engage in discussions or negotiations with respect to any person that has made an “acquisition proposal” or is contemplating making an “acquisition proposal” at any time prior to obtaining the Golden Cycle shareholders’ approval at the special meeting if, prior to that time:

•	Golden Cycle receives an “acquisition proposal” from a person (and the proposal was not initiated, solicited or knowingly encouraged or facilitated by Golden Cycle, its subsidiaries or any of their respective representatives after the date of the merger agreement and in violation of the restrictions on solicitation described above);

•	Golden Cycle’s board of directors determines in good faith (after consultation with outside legal counsel and receipt of the written opinion of an independent investment bank that the “acquisition proposal” constitutes a “superior proposal” of the type described below, a copy of which will immediately be provided to AngloGold Ashanti) that the proposal constitutes a “superior proposal”, and that engaging in discussion or negotiations with the person making the “superior proposal” is necessary for Golden Cycle’s board of directors to comply with its fiduciary duties under applicable law;

•	contemporaneously with furnishing any information to, or entering into discussions with the person, Golden Cycle (i) enters into a confidentiality agreement with the person on terms no less restrictive than those in its confidentiality agreement with AngloGold Ashanti and (ii) provides written notice to AngloGold Ashanti to the effect that it is furnishing information to, or entering into discussions or negotiations with, the person; and

•	to the extent permitted by applicable law, Golden Cycle keeps AngloGold Ashanti promptly informed, in all material respects, of the status and terms of any negotiations or discussions (including the identity of the person with whom the negotiations or discussions are being held) and promptly provides to AngloGold Ashanti copies of any written proposals, amendments or related correspondence.

For purposes of the merger agreement, an “acquisition proposal” means any proposal or indication of interest (other than by AngloGold Ashanti or any of its subsidiaries), whether or not in writing, for the (i) merger, consolidation or other business combination of Golden Cycle or any of its subsidiaries, (ii) a restructuring, recapitalization or liquidation of Golden Cycle or any of its subsidiaries, or (iii) an acquisition or disposition of any stock or material assets of Golden Cycle or any of its subsidiaries.

For purposes of the merger agreement, a “superior proposal” means any bona fide written “acquisition proposal” with respect to Golden Cycle that was not initiated, solicited or knowingly facilitated or encouraged in violation of the restrictions on solicitation described above, made by a third party on terms which the majority of the

Golden Cycle’s board of directors determines (after consultation with its outside legal counsel and receipt of the written opinion of an independent investment bank concluding that the proposal constitutes a “superior proposal”) in good faith by resolution duly adopted (i) would result in a transaction that, if completed, is more favorable to the shareholders of Golden Cycle from a financial point of view, than the merger and the other transactions with AngloGold Ashanti, taking into account all the terms and conditions of both proposals, and (ii) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of the proposal. However, no proposal will be deemed to be a “superior proposal” if any financing required to consummate the proposal is not committed (unless it is reasonable to conclude that the proposed acquiror has adequate financial resources to consummate the transaction without the financing).

Recommendation of Golden Cycle’s Board of Directors

The Golden Cycle board of directors unanimously recommends that the Golden Cycle shareholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate. Subject to limited exceptions, the merger agreement prohibits Golden Cycle’s board of directors or any committee thereof from withdrawing or amending in a manner adverse to AngloGold Ashanti, its approval, recommendation or declaration in support of the merger or recommending, adopting or approving any “acquisition proposal” other than that of AngloGold Ashanti. Either of these actions is referred to in this proxy statement/prospectus as an “adverse recommendation change”.

However, if Golden Cycle’s board of directors determines in good faith that changing its recommendation is necessary to comply with its fiduciary duties under applicable law, it may make an “adverse recommendation change”, subject to the reimbursement of certain costs and expenses and payment of a termination fee in certain circumstances pursuant to the terms and conditions of the merger agreement.

Even if Golden Cycle’s board of directors withdraws or modifies its recommendation of the merger, Golden Cycle is still required to submit the merger agreement at the special meeting of the Golden Cycle shareholders, unless the merger agreement is otherwise terminated.

Indemnification and Insurance of Golden Cycle’s Directors and Officers

The merger agreement provides that for a period of six years after the effective time of the merger, the surviving entity will honor all rights to indemnification and exculpation existing in favor of a director or officer of Golden Cycle and its subsidiaries under Golden Cycle’s articles of incorporation and by-laws as in effect on the date of the merger agreement.

In addition, for a period of three years after the closing date of the merger, the surviving entity will also maintain in effect, for the benefit of Golden Cycle’s officers and directors with respect to acts or omissions occurring prior to the closing date, the existing policy of directors’ and officers’ liability insurance maintained by Golden Cycle as of the date of the merger agreement. However, the surviving entity may substitute the existing policy for a policy or policies of comparable coverage. In addition, if the aggregate amount paid for this insurance at any time during the three year period exceeds $42,000, then the surviving entity will only be required to provide the amount of coverage as may be obtained for an aggregate amount equal to $42,000.

Employee Matters

The merger agreement provides that:

•	other than Golden Cycle’s stock option plans, all Golden Cycle benefit plans covering its employees will be terminated on or before the effective time of the merger;

•	all obligations of Golden Cycle to its employees as of the effective date of the merger will have been paid by Golden Cycle; and

•	at the effective time of the merger, all officers and employees of Golden Cycle or its subsidiaries will resign and, following payment at the closing of any applicable severance obligations, the surviving entity will have no liability to any persons following the effective time.

Listing of AngloGold Ashanti ADSs on the New York Stock Exchange

The merger agreement provides that AngloGold Ashanti will use its reasonable best efforts to cause the AngloGold Ashanti ADSs to be issued in the merger to be approved for listing on the New York Stock Exchange at or prior to the effective time of the merger, subject to official notice of issuance.

CC&V Joint Venture

The merger agreement provides that, during the period commencing on the date of the agreement and ending on the 90th day following the closing date of the merger, AngloGold Ashanti, its subsidiaries and their representatives will refrain from participating or engaging in discussions or negotiations with, or disclosing any non-public information regarding Golden Cycle or the CC&V joint venture or affording access to the properties, books or records of Golden Cycle or the CC&V joint venture to, any person that has made an offer to purchase all or substantially all of the capital stock or assets of Golden Cycle or the CC&V joint venture.

Other Agreements

The merger agreement further provides that:

•	from the date of the merger agreement until the effective time of the merger, Golden Cycle will (i) provide to AngloGold Ashanti (and AngloGold Ashanti’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives) reasonable access during normal business hours, upon prior notice, to its officers, employees, agents, properties, offices and other facilities and to its books and records and (ii) furnish promptly to AngloGold Ashanti any information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Golden Cycle as reasonably requested;

•	subject to compliance with applicable law, from the date of the merger agreement until the effective time of the merger, Golden Cycle will confer on a regular and frequent basis with AngloGold Ashanti to report Golden Cycle’s material operational matters and the general status of ongoing operations;

•	each of Golden Cycle and AngloGold Ashanti will make all required filings in connection with the merger agreement, including with respect to obtaining the approval of the South African Reserve Bank;

•	Golden Cycle will use its reasonable best efforts to obtain and deliver a letter from its independent auditors, a “comfort” letter, dated (i) the date that is two business days prior to the effectiveness of this proxy statement/prospectus and (ii) the closing date of the merger, and addressed to AngloGold Ashanti;

•	Golden Cycle and AngloGold Ashanti will promptly notify the other after becoming aware of:

•	the occurrence or non-occurrence of any event which would be reasonably likely to cause any representation or warranty of any party contained in the merger agreement to be untrue or inaccurate in any material respect or otherwise cause any condition to the obligations of any party not to be satisfied;

•	any failure of Golden Cycle or AngloGold Ashanti to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied pursuant to the merger agreement; and

•	each party will use its reasonable best efforts to cause the merger to qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code.

Conditions to the Merger

The obligation of each of Golden Cycle and AngloGold Ashanti to complete the merger is subject to the satisfaction or waiver of the conditions described in this section.

Closing Conditions for Each Party

The obligations of Golden Cycle and AngloGold Ashanti to complete the merger are subject to the fulfillment, at or prior to the effective time of the merger, of the following conditions:

•	approval of the Golden Cycle shareholders at the special meeting of Golden Cycle shareholders;

•	the absence of any statute, rule, regulation, executive order, decree, temporary restraining order, injunction or other order issued by a court or other governmental entity preventing the completion of the merger;

•	this proxy statement/prospectus must be effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of this proxy statement/prospectus may be in effect and no proceeding for the purpose of suspending or stopping the effectiveness of this proxy statement/prospectus may be pending before or threatened by the SEC;

•	the issuance of the AngloGold Ashanti ADSs in the merger must be approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and

•	approval of any governmental authority of competent jurisdiction (including the South African Reserve Bank) or expiration or satisfaction of waiting periods under any applicable law of any governmental authority of competent jurisdiction (without the imposition of any condition that is likely to have a material adverse effect).

Additional Closing Conditions for AngloGold Ashanti

AngloGold Ashanti’s obligation to complete the merger is subject to satisfaction or waiver, at or prior to the effective time of the merger, of the following additional conditions:

•	the representations and warranties of Golden Cycle set forth in the merger agreement that are qualified by material adverse effect or materiality must be true and accurate and the representations and warranties of Golden Cycle set forth in the merger agreement that are not qualified by material adverse effect or materiality must be true and accurate in all material respects, in each case, as of the closing date of the merger (except, in either case, to the extent that the representation or warranty speaks as of another date);

•	Golden Cycle must have performed in all material respects all obligations and complied in all material respects with all agreements and covenants in the merger agreement to be performed and complied with by it;

•	AngloGold Ashanti must have received a certificate signed on behalf of Golden Cycle to the effect that the conditions described in the preceding two bullet points have been satisfied;

•	from the date of the merger agreement through the effective time of the merger, no material adverse effect must have occurred with respect to Golden Cycle and no event, change or circumstance that would reasonably be likely to result in a material adverse effect with respect to Golden Cycle must have occurred;

•	Golden Cycle must have delivered to its counsel, AngloGold Ashanti and AngloGold Ashanti’s counsel a certificate signed on behalf of Golden Cycle certifying as to specified tax representations;

•	AngloGold Ashanti must have received an opinion, dated as of the closing date of the merger, of its counsel, based upon facts, representations and assumptions set forth in the opinion which are consistent with the state of facts at the effective time of the merger, to the effect that the acquisition of shares of Golden Cycle common stock will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	AngloGold Ashanti must have received a “comfort” letter from Golden Cycle’s independent public accountants; and

•	AngloGold Ashanti must have received evidence reasonably satisfactory to it that the aggregate amount of all unpaid costs and expenses incurred by Golden Cycle or its subsidiaries in connection with the merger agreement and related transactions is not in excess of $275,000.

Additional Closing Conditions for Golden Cycle

Golden Cycle’s obligation to complete the merger is subject to satisfaction or waiver, at or prior to the effective time of the merger, of the following additional conditions:

•	Representations and Warranties:

(1) the representations and warranties of AngloGold Ashanti and GCGC LLC set forth in the merger agreement relating to organization and valid existence, authority to enter into and carry out the obligations under the merger agreement and enforceability of the merger agreement (in each case, read without giving effect to any materiality or material adverse effect qualifiers set forth in those representations and warranties) must be true and correct in all material respects as of the closing date of the merger except to the extent that the representation or warranty speaks as of another date; and

(2) the remainder of the representations and warranties of AngloGold Ashanti and GCGC LLC set forth in the merger agreement (in each case, read without giving effect to any materiality or material adverse effect qualifiers set forth in those representations and warranties) must be true and accurate as of the closing date of the merger except to the extent that the representation or warranty speaks as of another date, except where the failure to be so true and correct, individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a material adverse effect with respect to AngloGold Ashanti;

•	AngloGold Ashanti and GCGC LLC must have performed in all material respects all obligations and complied in all material respects with all agreements and covenants in the merger agreement to be performed and complied with by them;

•	Golden Cycle must have received a certificate signed on behalf of AngloGold Ashanti and GCGC LLC to the effect that the conditions described in the preceding two bullet points have been satisfied;

•	AngloGold Ashanti must have delivered to its counsel, Golden Cycle and Golden Cycle’s counsel a certificate signed on behalf of AngloGold Ashanti certifying as to specified tax representations; and

•	Golden Cycle must have received an opinion, dated as of the closing date of the merger, of its counsel, based upon facts, representations and assumptions set forth in the opinion which are consistent with the state of facts at the effective time of the merger, to the effect that the acquisition of shares of Golden Cycle common stock will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Termination of the Merger Agreement

Circumstances Under Which Either Party May Terminate the Merger Agreement

The merger agreement may be terminated by either party at any time before the effective time of the merger:

•	by mutual written consent of AngloGold Ashanti and Golden Cycle;

•	if the merger is not completed on or before June 30, 2008 (however, the right to terminate will not be available to a party whose failure to fulfill any obligation under the merger agreement has been the cause of, or resulted in, the failure of the merger to have been completed on or before June 30, 2008 (and the June 30, 2008 deadline will be extended to July 15, 2008 if either (i) this proxy statement/prospectus has not been mailed to Golden Cycle’s shareholders on or before June 2, 2008 or (ii) the special meeting is not convened on or before June 30, 2008.

•	if any applicable law makes completion of the merger illegal or if any judgment, injunction, order or decree of a court restrains or prohibits the completion of the merger (however, the right to terminate is not available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of or resulted in court action); or

•	if Golden Cycle shareholders’ approval is not obtained because of the failure to obtain approval for the merger upon a vote of the shareholders at the Golden Cycle special meeting.

Circumstances Under Which Golden Cycle May Terminate the Merger Agreement

The merger agreement may be terminated by Golden Cycle at any time before the effective time of the merger:

•	if there has been a breach by AngloGold Ashanti or GCGC LLC of any representation, warranty, covenant or agreement set forth in the merger agreement that (i) would give rise to the failure of selected closing conditions and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 business days following delivery by Golden Cycle and receipt by AngloGold Ashanti of written notice of the breach or (y) June 30, 2008; or

•	if (i) Golden Cycle delivers to AngloGold Ashanti a written notice of its intent to enter into a merger, acquisition or other agreement to consummate a “superior proposal”, (ii) five business days elapse following delivery to AngloGold Ashanti of the notice of “superior proposal”, (iii) during the five business day period Golden Cycle fully cooperates with AngloGold Ashanti, including providing AngloGold Ashanti with the terms and conditions of such proposal, the identity of the person making such proposal and a copy of the acquisition agreement, (iv) Golden Cycle pays to AngloGold Ashanti the termination fee as described below in “Termination Fees and Expenses” and (v) Golden Cycle enters into a merger, acquisition or other agreement to consummate the “superior proposal”.

Circumstances Under Which AngloGold Ashanti May Terminate the Merger Agreement

The merger agreement may be terminated by AngloGold Ashanti at any time before the effective time of the merger:

•	if (i) Golden Cycle breaches or fails to perform in any material respect its non-solicitation obligations, the obligation of its board of directors to recommend the merger to the Golden Cycle shareholders or its obligation to hold the special meeting of its shareholders to approve the merger agreement, or (ii) the Golden Cycle board of directors or any committee thereof makes an “adverse recommendation change”; or

•	if there has been a breach by Golden Cycle of any representation, warranty, covenant or agreement set forth in the merger agreement which breach (i) would give rise to the failure of the applicable closing condition and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 business days following delivery by AngloGold Ashanti and receipt by Golden Cycle of written notice of the breach or (y) June 30, 2008.

Effects of Terminating the Merger Agreement

If the merger agreement is terminated, the merger agreement becomes null and void and there will be no liability or obligation on the part of AngloGold Ashanti, GCGC LLC or Golden Cycle except for the provisions relating to confidentiality, expenses (including the payment of the termination fee described below) and other general provisions contained in Article XI of the merger agreement.

Termination Fees and Expenses

Under the merger agreement, Golden Cycle has agreed to pay AngloGold Ashanti a termination fee of $5,760,000 in any of the following circumstances:

•	AngloGold Ashanti terminates the merger agreement because Golden Cycle breached or failed to perform in any material respect its non-solicitation obligations, the obligation of its board of directors to recommend the merger to the Golden Cycle shareholders or its obligation to hold the special meeting of its shareholders to approve the merger agreement;

•	(i) AngloGold Ashanti terminates the merger agreement because the Golden Cycle board of directors or any committee thereof makes an adverse recommendation change and (ii) within 18 months after the termination of the merger agreement Golden Cycle consummates a transaction constituting an “acquisition proposal”;

•	Golden Cycle terminates the merger agreement by delivering to AngloGold Ashanti a written notice of its intent to enter into an agreement in order to consummate a “superior proposal”;

•	(i) after the date of the merger agreement any person publicly proposes an “acquisition proposal” to Golden Cycle, (ii) AngloGold Ashanti terminates the merger agreement because the closing of the merger has not occurred on or before June 30, 2008 and (iii) within 18 months after the termination of the merger agreement Golden Cycle consummates a transaction constituting an “acquisition proposal”;

•	(i) after the date of the merger agreement any person publicly proposes an “acquisition proposal” to Golden Cycle, (ii) AngloGold Ashanti or Golden Cycle terminates the merger agreement because Golden Cycle shareholders fail to approve the merger agreement and (iii) within 18 months after the termination of the merger agreement Golden Cycle consummates a transaction constituting an “acquisition proposal”;

•	AngloGold Ashanti terminates the merger agreement because there has been a breach by Golden Cycle of any representation, warranty, covenant or agreement set forth in the merger agreement which would give rise to the failure of the applicable closing condition; or

•	Golden Cycle terminates the merger agreement because the merger has not been completed on or before June 30, 2008 and at the time of the termination all closing conditions have been satisfied or waived by AngloGold Ashanti and AngloGold Ashanti is willing and able to consummate the merger.

Under the merger agreement, AngloGold Ashanti has agreed to pay Golden Cycle a termination fee of $1,440,000 in any of the following circumstances:

•	Golden Cycle terminates the merger agreement because there has been a breach by AngloGold Ashanti or GCGC LLC of any representation, warranty, covenant or agreement set forth in the merger agreement that would give rise to the failure of the applicable closing condition; or

•	AngloGold Ashanti terminates the merger agreement because the merger has not been completed on or before June 30, 2008 and at the time of the termination all closing conditions have been satisfied or waived by Golden Cycle and Golden Cycle is willing and able to consummate the merger.

Unless otherwise described in the bullet points above, any termination fee payable by either Golden Cycle or AngloGold Ashanti is required to be paid within one business day after termination of the merger agreement.

Under the merger agreement, Golden Cycle agreed to reimburse AngloGold Ashanti’s reasonable, documented costs and expenses up to an amount equal to $500,000 in the event that AngloGold Ashanti terminates the merger agreement as the result of an “adverse recommendation change”. However, in the event that Golden Cycle is also required to pay a termination fee in connection with such termination, the amount of expenses paid by Golden Cycle will be deducted from the termination fee.

Amendment of the Merger Agreement

At any time before or after approval of the merger agreement by Golden Cycle shareholders and prior to the effective time, the merger agreement may be amended or supplemented in writing by AngloGold Ashanti and Golden Cycle with respect to any of its terms, except as otherwise provided by law.

Following approval of the merger agreement by Golden Cycle shareholders, there will be no amendment or change to its provisions unless permitted by the Colorado Business Corporations Act without further approval by the Golden Cycle shareholders.

Governing Law

The merger agreement is to be governed by and construed in accordance with the laws of the State of Colorado, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

THE SHAREHOLDER SUPPORT AGREEMENTS

The following is a summary of the material terms of the shareholder support agreements. This summary does not purport to describe all the terms of the shareholder support agreements and is qualified by reference to the complete form of shareholder support agreement which is attached as Annex B to this proxy statement/prospectus and incorporated herein by this reference. We urge you to read the form of shareholder support agreement carefully and in its entirety for a more complete description of its terms and conditions.

Concurrently with the signing of the merger agreement, AngloGold Ashanti entered into separate shareholder support agreements with each of the following shareholders of Golden Cycle: David W. Tice & Associates, Inc., OCM Gold Fund, R. Herbert Hampton, Estate of Rex H. Hampton, Dr. Taki N. Anagnoston, James C. Ruder, Robert T. Thul, Donald L. Gustafson and MIDAS Fund, Inc./Midas Management Corporation. Together, the shareholder support agreements cover an aggregate of 4,343,680 shares of Golden Cycle common stock, which, as of May 13, 2008, represented approximately 44.3 percent of all of the issued and outstanding shares of Golden Cycle common stock.

Agreement to Vote and Irrevocable Proxy

Pursuant to the shareholder support agreements, each supporting shareholder granted to AngloGold Ashanti an irrevocable proxy and irrevocably appointed a representative or representatives to be determined by AngloGold Ashanti as proxies to exercise all voting, consent and similar rights with respect to their shares of Golden Cycle common stock at every annual, special or other meeting of shareholders of Golden Cycle, and in any consent in lieu of a meeting, as follows:

•	in favor of the merger, the adoption of the merger agreement and the approval of its terms and each of the other transactions contemplated by the merger agreement;

•	in favor of any other matter necessary to the consummation of the merger and the other transactions contemplated by the merger agreement;

•	against any other merger agreement or merger (other than the merger agreement with AngloGold Ashanti and the merger with an indirect subsidiary of AngloGold Ashanti), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Golden Cycle or any of its subsidiaries or any other acquisition proposal;

•	against any amendment of Golden Cycle’s articles of incorporation or by-laws or other proposal or transaction involving Golden Cycle or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the merger with an indirect subsidiary of AngloGold Ashanti, the merger agreement or any of the other transactions contemplated by the merger agreement or change in any manner the voting rights of any class of capital stock of Golden Cycle; and

•	against any action that would result in a breach of any representation, warranty or covenant made by Golden Cycle in the merger agreement.

Nothing in the irrevocable proxy will prohibit a supporting shareholder who is a director or officer of Golden Cycle from acting in his or her capacity as a director or officer or from taking any action as a director or officer of Golden Cycle that may be required as a director or officer of Golden Cycle, including acting in compliance with the merger agreement or his or her fiduciary duties.

Transfer Restrictions

In addition, each of the supporting shareholders agreed not to:

•	sell, transfer (including by operation of law), pledge, assign, encumber or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the transfer of the supporting shareholder’s shares to any person; or

•	enter into any voting arrangement (other than the shareholder support agreements with AngloGold Ashanti), whether by proxy, voting agreement or otherwise, or grant or appoint any power of attorney in relation to the supporting shareholder’s shares.

Other Covenants

Each of the supporting shareholders agreed not to authorize any investment banker, consultant, attorney, agent or other advisor or representative of that shareholder to:

•	initiate, solicit or knowingly encourage or facilitate (including by furnishing non-public information) any inquiries regarding, or the making or submission of any proposal that constitutes, or that may reasonably be expected to lead to, an acquisition proposal (as defined in the merger agreement); or

•	participate or engage in discussions or negotiations with, or disclose any non-public information regarding Golden Cycle or any of its subsidiaries or afford access to the properties, books or records of Golden Cycle or any of its subsidiaries to any person that has made an acquisition proposal (as defined in the merger agreement) or to any person that the supporting shareholder knows or has reason to believe is contemplating making an acquisition proposal (as defined in the merger agreement).

DIRECTORS AND SENIOR MANAGEMENT FOLLOWING THE MERGER

Upon completion of the merger, the board of directors and executive officers of AngloGold Ashanti will remain unchanged. See AngloGold Ashanti’s 2007 Form 20-F, which is incorporated herein by reference, for further information concerning the board of directors and executive officers of AngloGold Ashanti.

Upon completion of the merger the entire board of directors and all the management of Golden Cycle will resign.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

In considering the recommendation of Golden Cycle’s board of directors to vote for the approval and adoption of the merger agreement, you should be aware that certain members of Golden Cycle’s board of directors and executive officers of Golden Cycle may have interests in the merger that differ from, or are in addition to, their interests as Golden Cycle shareholders. Golden Cycle’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger. These interests are described below.

The directors of AngloGold Ashanti have unanimously confirmed that they have no interest, direct or indirect, in the merger other than in their capacities as directors of AngloGold Ashanti.

Shareholder Support Agreements

In connection with the merger agreement, AngloGold Ashanti required that each of Messrs. Hampton, Anagnoston, Ruder, Thul and Gustafson and their respective affiliates enter into shareholder support agreements in which, among other things, they each severally agree to grant an irrevocable proxy to AngloGold Ashanti to vote their shares of Golden Cycle common stock:

•	in favor of (i) the merger, the adoption of the merger agreement and the approval of its terms and each of the other transactions contemplated by the merger agreement and (ii) any other matter necessary to the consummation of the merger and the other transactions contemplated by the merger agreement;

•	against other any merger agreement or merger (other than the merger agreement with AngloGold Ashanti and the merger with an indirect subsidiary of AngloGold Ashanti), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Golden Cycle or any of its subsidiaries or any other acquisition proposal;

•	against any amendment of Golden Cycle’s articles of incorporation or by-laws or other proposal or transaction involving Golden Cycle or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the merger with an indirect subsidiary of AngloGold Ashanti, the merger agreement or any of the other transactions contemplated by the merger agreement or change in any manner the voting rights of any class of capital stock of Golden Cycle; and

•	against any action that would result in a breach of any representation, warranty or covenant made by Golden Cycle in the merger agreement.

Messrs. Hampton, Anagnoston, Ruder, Thul and Gustafson and their respective affiliates beneficially owned approximately 0.8 percent, 5.0 percent, less than 0.1 percent, less than 0.1 percent and zero percent, respectively, of the shares of Golden Cycle common stock outstanding as of May 13, 2008 (excluding shares of Golden Cycle common stock which such person had the right to acquire as of such date upon exercise of stock options). For a more detailed description of the shareholder support agreements, see “The Shareholder Support Agreements” beginning on page 57.

Indemnification and Insurance of Golden Cycle’s Directors and Officers

The merger agreement requires the surviving company in the merger to indemnify Golden Cycle directors and officers and to honor all rights to indemnification and exculpation existing in favor of a director or officer of Golden Cycle and its subsidiaries under Golden Cycle’s articles of incorporation and by-laws as in effect on the date of the merger agreement for a period of six years after the effective time of the merger and to maintain for a period of three years after the closing date of the merger director and officer liability insurance for the benefit of Golden Cycle’s officers and directors with respect to acts or omissions occurring prior to the closing date. Please see “The Merger Agreement — Indemnification and Insurance of Golden Cycle’s Directors and Officers” on page 51.

Stock Options

All of the issued and outstanding options to purchase Golden Cycle common stock are held by the following executive officers and directors of Golden Cycle:

Individual	Title	Options Held

R. Herbert Hampton	Chief Executive Officer and Director	200,000
Donald L. Gustafson	Director	85,000
James Ruder	Director	100,000
Dr. Taki Anagnoston	Director	75,000
Robert Thul	Director	100,000

The merger agreement provides that at the effective time of the merger, each unexpired and unexercised option to purchase Golden Cycle common stock granted under Golden Cycle stock option plans will be automatically cancelled in exchange for a number of Anglo Gold Ashanti ADSs equal to (a)(i) the aggregate fair market value of AngloGold Ashanti ADSs that would have been received for all Golden Cycle common stock (assuming the Golden Cycle stock options were exercised) plus (ii) $1.23 for each share underlying the Golden Cycle stock option ($1.23 represents consideration for early conversion of the options) less (iii) the total aggregate exercise price of the Golden Cycle stock option (assuming the Golden Cycle stock options were exercised) divided by (b) the fair market value of each AngloGold Ashanti ADS. For the purposes of the calculation, the fair market value of each AngloGold Ashanti ADS is based on the average closing price as reported by the New York Stock Exchange of AngloGold Ashanti ADSs for the twenty consecutive trading days ending on the day prior to the special meeting of Golden Cycle shareholders to approve the merger. The merger agreement provides for the following conversion formula:

X =	ABC + AD − AE C

Where:

X = Number of ADSs Issuable for Golden Cycle Stock Option

A =	Number of Golden Cycle Shares Acquirable Upon Exercise of Golden Cycle Stock Option

B = 0.3123

C =	Average of the per share closing prices as reported by the New York Stock Exchange of ADSs for the twenty consecutive trading days ending on the day prior to the Target Meeting (ADS Market Price)

D = $1.23 (adjustment for lost opportunity cost based on a Black Scholes valuation)

E = Option Exercise Price

If the exercise price per share of any such Target Stock Option is greater than or equal to the ADS Market Price multiplied by the Exchange Ratio, then such Target Stock Option shall be exchanged for the aggregate number of ADSs (less any applicable income or employment tax withholding) equal to (i) the number of Target Company Shares acquirable upon exercise of Target Stock Option multiplied by (ii) $1.23 divided by (iii) the ADS Market Price.

If AngloGold Ashanti determines that any payment in respect of options to purchase Golden Cycle common stock options gives rise to compensation subject to withholding, then AngloGold Ashanti (or the appropriate subsidiary thereof) will withhold the amount required by applicable law.

Upon consummation of the merger all Golden Cycle stock option plans and any document or agreement previously evidencing Golden Cycle options will be terminated and of no further force or effect.

Severance Pay

Pursuant to a resolution of Golden Cycle’s board of directors, Golden Cycle has agreed to pay Mr. Hampton severance following the closing of the merger in a lump sum amount equal to $8,404 per month from the closing of the merger through August 1, 2008.

Executive Bonus

On February 4, 2008, pursuant to a resolution of Golden Cycle’s board of directors, Golden Cycle paid Mr. Hampton a bonus of $50,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF GOLDEN CYCLE

The following table sets forth the number and percentage of outstanding shares of Golden Cycle common stock beneficially owned as of May 13, 2008 by:

•	each director and named executive officer of Golden Cycle;

•	all Golden Cycle directors and executive officers as a group; and

•	beneficial owners of 5 percent or more of Golden Cycle’s common stock.

As at May 13, 2008, 9,794,250 shares of Golden Cycle common stock were issued and outstanding.

For purposes of the following table a person or group of persons is deemed to have beneficial ownership of any shares of Golden Cycle common stock as of a given date which such person or group of persons has the right to acquire within 60 days after May 13, 2008 upon exercise of vested portions of stock options.

	Number of Shares
Beneficial Owner	Beneficially Owned	Percentage of Ownership

MIDAS Fund, Inc.(1)	1,964,500	20.1%
11 Hanover Square
New York, NY 10005
David W. Tice & Associates, LLC(2)	1,298,265	13.3%
Prudent Bear Funds, Inc. 8140 Walnut Hill Lane, Ste 300 Dallas, Texas 75231
R. Herbert Hampton(3)	338,510	3.4%
Donald L. Gustafson(4)	85,000	1.0%
James Ruder(5)	101,000	1.0%
Dr. Taki Anagnoston(6)	559,280	5.7%
Robert Thul(7)	100,125	1.0%
Directors and officers as a group	1,183,915	12.1%

(1)	MIDAS Fund, Inc. is a registered, open-end, investment company and is an advisory client of Midas Management Corporation (MMC). Mr. Thomas B. Winmill, a former director of Golden Cycle, is President of MIDAS Fund, Inc., and its investment manager. MMC is a wholly owned subsidiary of Winmill & Co. Incorporated (Winco). Mr. Bassett S. Winmill owns 100% of the outstanding voting stock of Winco and is the principal shareholder of Winco. MMC, Winco and Mr. Bassett S. Winmill each disclaim any economic interest or beneficial ownership in the securities shown above owned by advisory clients of Winco subsidiaries.

(2)	David W. Tice & Associates, LLC is a registered investment advisor and Prudent Bear Funds, Inc. is a registered investment company. Prudent Bear Funds, Inc. includes two operating portfolios, Prudent Bear Fund and Prudent Global Income Fund. David W. Tice and Associates, LLC is the investment adviser to Prudent Bear Funds, Inc.

(3)	R. Herbert Hampton is an officer and director of Golden Cycle. Beneficial ownership includes 81,110 shares of common stock and 200,000 stock options exercisable to acquire common stock. 57,400 shares of common stock beneficially owned by R. Herbert Hampton are held by the Estate of Rex H. Hampton.

(4)	Donald L. Gustafson is a director of Golden Cycle. Beneficial ownership includes 85,000 stock options exercisable to acquire common stock.

(5)	James Ruder is a director of Golden Cycle. Beneficial ownership includes 1,000 shares of common stock and 100,000 stock options exercisable to acquire common stock.

(6)	Dr. Taki Anagnoston is a director of Golden Cycle. Beneficial ownership includes 484,280 shares of the common stock and 75,000 stock options exercisable to acquire common stock.

(7)	Robert Thul is a director of Golden Cycle. Beneficial ownership includes 125 shares of common stock and 100,000 stock options exercisable to acquire common stock.

Concurrently with the signing of the merger agreement, AngloGold Ashanti entered into separate shareholder support agreements with each of the following shareholders of Golden Cycle: David W. Tice & Associates, Inc., OCM Gold Fund, R. Herbert Hampton, Estate of Rex H. Hampton, Dr. Taki N. Anagnoston, James C. Ruder, Robert T. Thul, Donald L. Gustafson and MIDAS Fund, Inc./Midas Management Corporation. Together, the shareholder support agreements cover an aggregate of 4,343,680 shares of Golden Cycle common stock, which, as of May 13, 2008, represented approximately 44.3 percent of all of the issued and outstanding shares of Golden Cycle common stock.

THE COMPANIES

AngloGold Ashanti Limited

Company Overview

AngloGold Ashanti is headquartered in Johannesburg, South Africa, and is a global gold company with a diversified portfolio of assets in many key gold producing regions. As at December 31, 2007, AngloGold Ashanti had gold reserves of 72.2 million ounces. For the year ended December 31, 2007, AngloGold Ashanti had consolidated total revenues of $3,095 million and gold production of 5.5 million ounces.

AngloGold Ashanti was formed following the consolidation of the gold interests of Anglo American plc into a single company in 1998. At that time, AngloGold Ashanti’s production and reserves were primarily located in South Africa (97 percent of 1997 production and 99 percent of reserves as at December 31, 1997) and one of AngloGold Ashanti’s objectives was to achieve greater geographic and orebody diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which AngloGold Ashanti has an interest, AngloGold Ashanti has developed a high quality, well diversified asset portfolio, including:

•	production from 20 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;

•	production and reserves for the year ended December 31, 2007 of 57 percent and 57 percent, respectively, from operations outside South Africa; and

•	production from a broad variety of orebody types as well as a variety of open-pit and underground operations.

AngloGold Ashanti (formerly AngloGold Limited) (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa is subject to the South African Companies Act. On April 26, 2004, AngloGold Ashanti acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed its name to AngloGold Ashanti Limited on the same day. AngloGold Ashanti’s principal executive office is located at 76 Jeppe Street, Newtown, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 (11) 637-6000).

Strategy

AngloGold Ashanti’s business strategy has three principal elements:

•	managing the business;

•	portfolio optimization and capital deployment; and

•	growing the business.

Managing the Business.  AngloGold Ashanti seeks to enhance shareholder value through endeavoring to plan and implement operating strategies that identify optimal ore body capability, applying appropriate methods and design ensuring efficient operating performance, detailed planning and scheduling, coupled with the application of best practices across all aspects of the production and service activities associated with each asset. Safe work practices and working in compliance with industry and company standards informs all aspects of AngloGold Ashanti’s business process. Successfully managing the business means delivering on AngloGold Ashanti’s commitments, which includes ensuring safe work practices, meeting production targets on time and within budget, managing its costs and associated escalations, maximizing revenues, which includes reducing its hedge commitments, whilst also seeking to ensure that its business partners share in the value creation process.

•	Safety & Health. Safety is AngloGold Ashanti’s first value, which is reflected in all leadership behaviors and is the foundation on which AngloGold Ashanti builds all value enhancing processes in the business.

•	Managing Costs. AngloGold Ashanti intends to manage its input costs taking into account revenues in order to ensure that it protects margins and returns on capital employed. In particular:

•	resource development strategies will be applied to ensure AngloGold Ashanti maintains operating margins over time and within the respective life cycle of assets. Initiatives include reviewing, and interventions to improve, mining practices, both at under-performing operations and to further improve performance at other operations;

•	where AngloGold Ashanti has protected or hedged revenues it will endeavor to protect input costs in order to ensure it protects critical margins; and

•	maintain core business costs below mean industry costs to ensure appropriate downside risk on cash flow and returns in a volatile price environment. These initiatives include AngloGold Ashanti’s global procurement efforts.

•	Revenues. AngloGold Ashanti will seek to ensure that it extracts full value from its products by maximizing its revenue through the following initiatives:

•	AngloGold Ashanti is currently committed to reducing its hedge book so as to ensure that its shareholders more fully benefit in gold price upside; and

•	where possible and appropriate, AngloGold Ashanti supports the beneficiation of its products, so as to enhance value creation opportunities.

Portfolio Optimization and Capital Deployment.  AngloGold Ashanti also seeks to optimize its operations through effective capital deployment and asset management, supported by world class processes and skills, which encompass good safety standards.

•	Optimizing Capital Deployment. AngloGold Ashanti intends to allocate capital to leverage maximum value and returns from existing assets and growth opportunities. With the goal of most efficiently deploying capital effectively across its existing assets, AngloGold Ashanti will review, and rank internally, each asset on an annual basis as part of the annual business planning process. As part of the initial asset review process AngloGold Ashanti has determined that maximum value leverage will be obtained from:

•	furthering its key greenfields and brownfields exploration and its brownfields development initiatives as outlined below;

•	further increasing exploration spent at certain existing mine sites (in addition to those initiatives outlined below) that are believed to have considerable potential beyond that realized to date, particularly at its South American operations (Brazil Mineração, Serra Grande and Cerro Vanguardia) and certain operations in Africa (namely Siguiri and Navachab). In the case of Navachab, in addition to increased exploration, the deployment of dense media separation technology that will allow for the processing of lower grade ore and increase gold production is under consideration);

•	improving mining practices (including improving mine layouts, optimizing and accelerating ore reserve development and reducing ore loss and waste dilution) and continued re-capitalization of operations in order to enhance recovered grades and gold production at Obuasi, as well as further accelerating grade control and brownfields exploration as well as continuing to identify appropriate processing routes for certain refractory ores, at Geita, in addition to enhancing maintenance systems and skill levels at these currently under-performing operations; and

•	selling or restructuring certain assets that are deemed no longer consistent with AngloGold Ashanti’s asset profile or from which assets of greater value could be leveraged from sale or restructuring thereby raising cash and deploying it in value enhancing initiatives, as outlined above.

•	Asset Management. AngloGold Ashanti is developing a management framework that will seek to ensure that maximum value is attained from each asset in its portfolio. AngloGold Ashanti has developed a “pathway to value” framework to highlight the key value drivers and opportunities at each of its operations. Value optimization opportunities will be identified across the spectrum of scoping potential (exploration), operating strategy and optimization, incorporating ore body capability, mining methods and design and operating performance. These strategies are to be developed through best practices with the aim of achieving an optimal output.

Growing the Business.  AngloGold Ashanti seeks to further enhance shareholder value by:

•	leveraging its current ground holdings and asset positions through greenfields exploration and brownfields exploration and development;

•	selectively pursuing merger and acquisition opportunities; and

•	maximizing the value of other commodities within its existing and developing asset portfolio.

•	Greenfields and Brownfields Exploration and Development. AngloGold Ashanti prioritizes organic growth through greenfields exploration and brownfields exploration and development leveraging its current ground holding and asset position as the most value efficient path to growth. During 2008, greenfields exploration activities are being undertaken in six countries: Australia, China, Colombia, the Democratic Republic of Congo, the Philippines and Russia. Brownfields exploration and/or brownfields development is currently underway at all of AngloGold Ashanti’s operations.

Recent greenfields exploration successes include:

•	Colombia. In Colombia, AngloGold Ashanti has developed a “3 level participation model” comprising its own exploration initiatives, exploration joint ventures with established players (B2Gold, Mineros and Glencore) and equity positions in other exploration companies that are also active in Colombia, such as its 15.9 percent equity interest in, and warrants to acquire additional equity of, B2Gold (AngloGold Ashanti has entered into a binding agreement with B2Gold that has resulted in its holding a 15.9 percent interest in this company, together with warrants which could increase this interest in B2Gold to 26 percent). AngloGold Ashanti’s land holding position in Colombia, which includes that held with its joint venture partners, is some 37,500 square kilometres. AngloGold Ashanti’s exploration initiatives in Colombia include La Colosa (a large porphyry deposit) where a mineral resource has already been defined where it is intended that a pre-feasibility study (focused on assessing the viability and options for developing an open pit gold mining operation) will commence during 2008. AngloGold Ashanti’s most advanced joint venture interest is currently Gramalote in which it holds a 49 percent interest and where a mineral resource has already been defined and exploration continues with a view to concluding a feasibility study by no later than 2010. B2Gold has agreed to acquire the remaining 51 percent interest in Gramalote and will solely fund the remainder of this project to the completion of the feasibility study.

•	Australia. The Tropicana Joint Venture (in which AngloGold Ashanti has a 70 percent interest) covers approximately 12,000 square kilometers and is located to the east and north-east of Kalgoorlie in western Australia. Exploration has already defined a mineral resource and a pre-feasibility study (focused on assessing the viability and options for developing an open pit gold mining operation) is currently being completed. Reconnaissance exploration drilling is also continuing in parallel within the area of the Tropicana Joint Venture.

•	Democratic Republic of Congo. Exploration activities undertaken in the 10,000 square kilometers Concession 40 tenement (located in Ituri Province in northeastern Democratic Republic of Congo) include the advancement of resource delineation drilling on the known mineralization at the Mongbwalu deposit. A conceptual economic study for the Mongbwalu deposit was completed by the end of 2007 and drill testing of the highest priority regional targets is expected to be undertaken during 2008.

AngloGold Ashanti intends to leverage its “first mover” positions in greenfields exploration, with the focus on building coherent regional portfolios, while continuing to access its land positions utilizing, where possible, the “3 level participation model” as successfully implemented in Colombia.

Brownfields exploration, which is aimed at identifying ounces for production at or around existing mines, is being undertaken around all of AngloGold Ashanti’s current operations. In 2007, the most successful brownfields exploration programs were undertaken in Ghana, the United States of America, Australia and Guinea. AngloGold

Ashanti intends to increase its focus on brownfields opportunities with clear accountability for delivery of brownfields exploration targets lying within its operating leadership.

In 2008, exploration expenditure is budgeted at $220 million, of which $105 million is budgeted to be spent on greenfields exploration and $115 million is budgeted to be spent on brownfields exploration. In 2007, exploration expenditure amounted to $167 million, of which $92 million was spent on greenfields exploration and $75 million was spent on brownfields exploration.

Current key brownfields development initiatives approved or under consideration include:

•	Boddington. The Boddington project, which was approved in March 2006, involves the mining of the basement reserves beneath previously mined oxide pits. Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-of-mine gold production expected to be greater than 5.7 million ounces of gold. Production is anticipated to commence at Boddington in late 2008 or early 2009.

•	Mponeng Ventersdorp Contact Reef. This project, which was approved in February 2007, entails exploiting the Ventersdorp Contact Reef ore reserves at Mponeng located below 120 level. AngloGold Ashanti estimates that this project will add up to 2.5 million ounces to production over the life of the project.

•	TauTona Carbon Leader Reef. This project, which was approved in July 2003, entails accessing and exploiting the Carbon Leader Reef ore reserves at TauTona located below 120 level. Production was planned to begin in 2009 and it was estimated that this project would produce up to 2.5 million ounces of gold from 2009 to 2019. This project is currently under review as it is possible that part of the ore reserves forming this project could also be accessed from the neighboring Mponeng mine in the Mponeng Carbon Leader Reef Project.

•	Mponeng Carbon Leader Reef. This project aims to exploit the Carbon Leader Reef ore reserves at Mponeng, which are located about 900 meters below the Ventersdorp Contact Reef. Initial estimates are that this project has the potential to contribute up to 7.4 million ounces to production over the life of the project (excluding any ore reserves currently attributable to the TauTona Carbon Leader Reef Project) with production from this project estimated to commence in 2018. Ore reserves of 3.4 million ounces were added at Mponeng in 2007 as a result of initiatives related to this project.

•	Moab Khotsong (Zaaiplaats). A study for phase 2 of the development at Moab Khotsong, which will extend below the level of the currently planned phase 1 operations, was approved and completed during 2007. Ore reserves of 3.8 million ounces were added in 2007 as a result of these initiatives. Studies continue with a view to presenting this project to the directors for consideration and final approval. It is estimated that the project could contribute 4.5 million ounces of gold over the life of the project with production estimated to commence in 2014.

•	Córrego do Sitio. The Córrego do Sítio Underground Sulphide Project is investigating the viability of exploiting the potential sulphide ore resources of the Córrego do Sítio underground ore bodies. Underground development to further access and explore these ore bodies, as well as trial mining, is in progress. The project is expected to produce approximately 100,000 ounces of gold annually over 14 years and is scheduled to commence production in mid-2011.

•	Lamego. The Lamego Project currently involves the exploration (primarily via underground development) of the ore bodies located on the Lamego property. This project includes 2 phases. Phase 1 includes a study, which is currently in progress, involving determining the viability of mining parts of these ore bodies to produce 450,000 ounces over nine years with production estimated to commence in 2009. Phase 2, which is also currently in progress, involves a three year exploration and underground development program to evaluate the further potential of the Lamego ore bodies beyond phase 1 of the project.

•	Obuasi Deeps. Exploration and studies continue at Obuasi with a view to developing the large ore body situated below current working levels.

•	Obuasi Tailings Sulphide Plant. This project, which was approved in April 2008, entails the construction of a flotation circuit to enable the treatment of lower grade underground sulphide ore (than is being treated at the existing Sulphide Treatment Plant) that currently treats all ore produced from underground operations as well as low grade surface sulphide stockpilings and tailings. The project is anticipated to produce 702,000 ounces of gold over its life and increase annual gold production at Obuasi by between 50,000 and 85,000 ounces per annum. Production via this plant is anticipated to commence in the first half of 2009.

•	Iduapriem Plant Expansion. This project, which was approved in November 2006, involves the addition and modification of metallurgical treatment and infrastructure at Iduapriem. These initiatives are being implemented to increase plant capacity, improve gold recovery and also reduce operating expenditure. It is estimated that these initiatives will add some 117,000 ounces of production over the life of mine at Iduapriem and increase annual gold production by some 50,000 ounces (albeit over a shorter life of mine assuming no further growth in ore reserves at Iduapriem). The project is expected to be commissioned in the fourth quarter of 2008.

•	CC&V. The proposed mine life extension project is to include the development of new sources of ore, an extension to the existing heap leach facility, as well as a possible additional heap leach facility. Development drilling, engineering analysis and permitting requirements for this project are currently in progress. The extension of the existing heap leach facility could contribute a further 1.4 million ounces of gold production at CC&V. Construction for this project is planned to commence in 2009 with first gold production anticipated in late 2011 or early 2012. The possible additional heap leach facility is also under consideration and this could also further extend the life of CC&V.

For further details regarding these projects, please see “— Purpose of the Rights Offering and use of Proceeds” below.

•	Mergers and Acquisitions. AngloGold Ashanti intends to continue to pursue value accretive acquisition opportunities with a view to enhancing its ground holding asset positions and its regional presence and achieving further growth in its business.

•	Other Commodities. AngloGold Ashanti produces uranium and silver as by-products of its existing gold production and, once the Boddington mine commences gold production, AngloGold Ashanti will also produce copper and silver at this mine. AngloGold Ashanti is increasing its uranium production with the upgrade of the uranium plant which will be commissioned in 2009, and the ramp up of gold production at Moab Khotsong (with a similar increase and ramp up of uranium production from this mine). Other uranium producing initiatives at both its Vaal River and West Wits operations in South Africa are also under consideration. AngloGold Ashanti may also add further copper ore reserves and produce further copper from gold-copper deposits forming part of its exploration portfolio.

Please refer to AngloGold Ashanti’s 2007 Annual Report on Form 20-F, together with all of the other information included or incorporated by reference in this proxy statement/prospectus, for information about AngloGold Ashanti.

Rights Offering

On May 21, 2008, AngloGold Ashanti announced that it intends to proceed, subject to certain conditions, with a renounceable rights offering of 69,470,442 new AngloGold Ashanti ordinary shares to AngloGold Ashanti ordinary and E shareholders and AngloGold Ashanti ADS holders at a subscription price of ZAR194.00 per rights offer share or ADS and in the ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti ordinary shares or ADSs held.

Purpose of the Rights Offering and use of Proceeds

The net proceeds received by AngloGold Ashanti from the rights offer, after deduction of underwriting commissions and estimated expenses, are estimated to be approximately ZAR13.1 billion, which was the equivalent of $1.7 billion on May 22, 2008 using an exchange rate of 7.6735 rands per U.S. dollar (the Federal Reserve Bank of New York’s noon buying rate on May 22, 2008).

The principal purpose of the rights offer is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the net proceeds from the rights offer will allow AngloGold Ashanti both to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years, while also being able to continue to fund its principal development projects and exploration growth initiatives. Pending this use of proceeds, as described in further detail below, the net proceeds of the rights offer may in the interim be used to reduce AngloGold Ashanti’s short-term borrowings and the borrowings outstanding on its revolving credit facility or retained as cash in accordance with its cash management policies.

Reducing AngloGold Ashanti’s gold hedging position

AngloGold Ashanti has traditionally used gold hedging instruments to protect the selling price of some sales against declines in the market price of gold. The use of these instruments has prevented AngloGold Ashanti from fully participating in the significant increase in the market price for gold in recent years. Since 2001, AngloGold Ashanti has been reducing its gold hedge commitments through hedge buy-backs, physical settlement of contracts and other restructurings in order to allow for greater participation in the rising gold price environment. As at December 31, 2007, the total net delta tonnage of AngloGold Ashanti’s hedge positions was 10.39 million ounces and the total committed hedge position was 11.28 million ounces, an increase of 0.16 million ounces and a reduction of 0.34 million ounces against the December 31, 2006 hedge delta and hedge committed position, respectively. As at December 31, 2007, the marked-to-market value of all hedge transactions making up the hedge positions was negative $4.27 billion.

As at March 31, 2008, hedging positions of approximately 3.28 million ounces of hedge delta and 3.66 million ounces of commitments against AngloGold Ashanti’s gold production will mature in 2008 and 2009. Since the beginning of 2008, prevailing spot gold prices have been significantly higher than those prevailing during 2007. If these high prices continue to prevail, AngloGold Ashanti estimates that, due to its gold hedging arrangements, the prices AngloGold Ashanti will receive for its gold production during 2008 and 2009 will be significantly lower than the prevailing spot prices during those years.

AngloGold Ashanti has taken, and continues to take, steps to increase its participation in the higher prevailing spot prices for gold or that will allow it to reduce its hedge position as a percentage of its current or future gold production, including:

•	Continuing to deliver into maturing gold hedges or implementing hedge buy-backs thereby reducing its gold hedge position over time. During the three months ended March 31, 2008, AngloGold Ashanti reduced the net delta tonnage of its gold hedge by 1.13 million ounces to 9.26 million ounces by delivering into maturing gold hedges and also effecting opportunistic hedge buybacks (limited to non-hedge derivatives).

•	Acquiring minority interests at its existing mines and pursuing other merger and acquisition opportunities with a view to increasing its level of gold production and its ore reserves, thereby reducing its total hedged position as a percentage of its total gold production and ore reserves. For example, during the fourth quarter of 2007 AngloGold Ashanti acquired the remaining 15 percent minority interest in the Iduapriem & Teberebie (Iduapriem) mine in Ghana. In addition, in January 2008, AngloGold Ashanti signed a merger agreement with Golden Cycle Gold Corporation which, if the acquisition is completed, will allow it to continue to consolidate 100 percent ownership of the CC&V mine in Colorado.

•	Increasing brownfields exploration and development programs, both in and around its existing mine sites, with a view to increasing its gold production and ore reserves, thereby reducing its total hedged position as a percentage of its total ore reserves. Over the past two years, AngloGold Ashanti’s total ore reserves have increased from 63.3 million ounces to 72.2 million ounces (net of depletion of approximately 11.1 million ounces over the same period). As at December 31, 2007, the net delta tonnage of AngloGold

Ashanti’s gold hedge represented approximately 14 percent of its total ore reserves, or approximately two years’ worth of current annual gold production.

•	Continuing to increase its greenfield exploration activities in new geographical areas. In 2008, the majority of AngloGold Ashanti’s greenfields exploration expenditures of approximately $105 million is expected to be incurred in:

•	Colombia, where it has achieved significant exploration success in the recent past both at its wholly owned properties, in particular La Colosa where a pre-feasibility study will commence during 2008, as well as at its various joint ventures;

•	Australia, where it is completing a pre-feasibility study at the Tropicana joint venture; and

•	the Democratic Republic of Congo in respect of its Mongbwalu Concession.

Given exploration successes at the above greenfields exploration projects to date, AngloGold Ashanti expects that in the foreseeable future these exploration projects are likely to add to its ore reserves and medium to longer term gold production.

•	Identified, as part of a recently completed asset review, those assets which are no longer considered to be consistent with its desired asset profile. AngloGold Ashanti intends to sell or restructure these assets over approximately the next 15 months. AngloGold Ashanti expects that the reduced funding requirements of these assets, together with the proceeds from any asset sales, will further enhance its financial position and flexibility and may allow further reductions of its gold hedge position.

Notwithstanding the steps AngloGold Ashanti has taken to date, its gold hedging position has continued to have a significant adverse affect upon its financial performance. AngloGold Ashanti believes that this has also negatively affected the market price of its ordinary shares, further constraining its financial flexibility. In order to address this issue, the directors have resolved to reduce AngloGold Ashanti’s gold hedging position significantly. In order to achieve this AngloGold Ashanti intends to procure early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts already due to mature in 2008. Given the low committed prices of these contracts, AngloGold Ashanti expects that if these measures were implemented it would result in a realization of previously recognized losses measured by the difference between the committed price of the contracts and the prevailing gold price at the time that these contracts are settled. If the restructuring is implemented as anticipated the received price for the last nine months of 2008 should be approximately $475 per ounce assuming a gold price of $900 per ounce and gold production for the last nine months of 2008 of 3.8 million ounces. AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on its balance sheet (normal purchase normal sale exemption, or NPSE) by means of physical delivery. Such early settlement, if it were to occur, would result in a significant adverse impact on the revenues recorded in AngloGold Ashanti’s income statement, as sales that would have otherwise been executed at the spot gold price will be replaced with sales based on the contracted prices of such NPSE contracts that are settled, during the year. Furthermore should AngloGold Ashanti conclude that such early physical settlement of NPSE contracts represents a tainting event, it would be required to recognize on balance sheet the fair value of a portion of, or potentially all of, the existing NPSE contracts, which would result in a significant adverse impact on its financial statements. No such conclusion has yet been made by AngloGold Ashanti and it is still considering the potential impact of any such transaction.

In addition to the settlement of certain contracts during 2008 AngloGold Ashanti also intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent of the restructuring will depend upon prevailing and anticipated market conditions at the time of such restructuring, particularly the prevailing gold price and exchange rates and other relevant economic factors.

If the restructuring is executed as currently anticipated the overall impact would be to reduce AngloGold Ashanti’s hedge book to approximately 6.25 million ounces, which would represent 8.6 percent of AngloGold Ashanti’s ore reserves as at December 31, 2007. As a result of this reduction the discount to the spot gold price realized during 2009 is estimated to be approximately 6 percent and at a similar level thereafter assuming a gold price of $900 per ounce.

Funding AngloGold Ashanti’s development projects and exploration initiatives

In addition to restructuring and reducing its gold hedge position, a portion of the net proceeds from the rights offering may be applied to the funding of AngloGold Ashanti’s existing development projects and exploration initiatives consistent with its strategic objective of pursuing growth initiatives to enhance shareholder value.

In 2008, exploration expenditure is budgeted at $220 million, of which $105 million is budgeted to be spent on greenfields exploration and $115 million is budgeted to be spent on brownfields exploration.

Current key brownfields development initiatives underway in 2008 include:

•	Boddington. The Boddington project, which involves mining the basement reserves beneath the oxide pits, was approved by AngloGold Ashanti’s directors in March 2006. The project has a current attributable capital budget of $735 million (attributable capital expenditure of $392 million is budgeted for 2008). By the end of 2007, overall project progress was approximately 65 percent complete, with engineering and procurement activities nearing completion and construction of the treatment plant approximately 32 percent complete. Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-of-mine gold production expected to be greater than 5.7 million ounces of gold. Production is anticipated to commence at Boddington in late 2008 or early 2009.

•	Mponeng Ventersdorp Contact Reef below 120 level. AngloGold Ashanti estimates that this project which entails accessing and exploiting the Ventersdorp Contact Reef ore reserves at Mponeng below 120 level, will add 2.5 million ounces to production over the life of the project. The cost of this project is estimated to be $252 million, of which capital expenditure of $35 million is budgeted for 2008. This project was approved by AngloGold Ashanti’s directors in February 2007, following which construction began. On-reef development and thus the start of production are scheduled for 2013 with full production expected to commence in 2015.

•	TauTona Carbon Leader Reef below 120 level. This project, which was approved in July 2003, entails accessing and exploiting the Carbon Leader Reef ore reserves at TauTona located below 120 level. Production was planned to begin in 2009 and AngloGold Ashanti estimated that this project would produce up to 2.5 million ounces of gold from 2009 to 2019. Total budgeted capital expenditure for this project was $172 million, of which $73 million had been spent by the end 2007. However, this project is currently under review as it is possible that part of the ore reserves forming this project could also be accessed from the neighboring Mponeng mine. Capital expenditure of $17 million was budgeted for this project for 2008.

•	Obuasi Tailings Sulphide Plant. This project, which was approved in April 2008, entails the construction of a flotation circuit to enable the treatment of lower grade underground sulphide ore (than is being treated at the existing Sulphide Treatment Plant that currently treats all ore produced from underground operations) as well as low grade surface sulphide stockpilings and tailings. The project is anticipated to produce 702,000 ounces of gold over its life and increase annual gold production at Obuasi by between 50,000 and 85,000 ounces per annum. Production via this plant is anticipated to commence in the first half of 2009. Capital expenditure of $44 million is budgeted for this project for 2008.

•	Iduapriem Plant Expansion. This project, which was approved in November 2006, involves the addition and modification of metallurgical treatment and infrastructure at Iduapriem. These initiatives are being implemented to increase plant capacity, improve gold recovery and also reduce operating expenditure. It is estimated that these initiatives will add some 117,000 ounces of production over the life of mine at Iduapriem and increase annual gold production by some 50,000 ounces (albeit over a shorter life of mine assuming no further growth in ore reserves at Iduapriem). Capital expenditure of $42 million is budgeted for this project for 2008. The project is expected to be commissioned in the fourth quarter of 2008.

AngloGold Ashanti estimates that the total cost to continue to fund its existing development projects, including those projects outlined above, will be approximately $1,262 million in 2008.

AngloGold Ashanti USA Incorporated

AngloGold Ashanti USA Incorporated is a Delaware corporation and a direct wholly owned subsidiary of AngloGold Ashanti Limited. AngloGold Ashanti USA Incorporated has no employees and serves as the holding company for all of AngloGold Ashanti’s North American interests.

GCGC LLC

GCGC LLC is a Colorado limited liability company and a direct wholly owned subsidiary of AngloGold Ashanti USA. It was created solely for the purpose of entering into the transactions contemplated by the merger agreement and has not conducted any other business activities.

Golden Cycle Gold Corporation

Company Overview

Golden Cycle was incorporated under the laws of the State of Colorado on May 19, 1972 for the purpose of acquiring and developing the mining properties of the Golden Cycle Corporation, located in the Cripple Creek Mining District of Colorado. The primary business of Golden Cycle has been its participation in the Cripple Creek & Victor Gold Mining Company (CC&V), a joint venture (the CC&V joint venture) with AngloGold Ashanti (Colorado) Corp., formerly Pikes Peak Mining Company. The CC&V joint venture engages in gold mining activity in the Cripple Creek area of Colorado. Golden Cycle’s interest in the CC&V joint venture is Golden Cycle’s primary asset.

In addition to its CC&V joint venture activities, Golden Cycle incorporated Golden Cycle Philippines, Inc. (GCPI), a wholly-owned subsidiary, under the laws of the Philippines on November 12, 1996. GCPI entered into an agreement with Benguet Corporation, a Philippine mining company, providing for their joint participation in the exploration, development and production of mining properties in certain areas of the Philippines. All GCPI exploration work has currently been placed on a standby basis.

In 2002, Golden Cycle incorporated Golden Cycle Gold Exploration, Inc., a wholly-owned subsidiary, to conduct exploration activities for Golden Cycle. As of the date of this proxy statement/prospectus, Golden Cycle has not funded Golden Cycle Gold Exploration, Inc.

Description of CC&V Joint Venture Interest

Golden Cycle’s interest in the CC&V joint venture was received in exchange for Golden Cycle’s rights to gold mining properties in the Cripple Creek Mining District of Colorado. The rights and obligations of the parties are covered by an Amended and Restated Joint Venture Agreement (the CC&V joint venture agreement) dated and effective as of January 1, 1991, between AngloGold Ashanti (Colorado) Corp. and Golden Cycle. The CC&V joint venture engages in gold mining activity in the Cripple Creek area of Colorado and the Company’s participation in the CC&V joint venture constitutes its primary business activity. The CC&V joint venture’s principal mining operations are conducted at the Cresson mine, where commercial production commenced in the first half of 1995.

The CC&V joint venture completed construction of the required infrastructure for the Cresson mine and began mining operations in 1995, with the first Cresson mine gold pour occurring on February 14, 1995. In 1996, the CC&V joint venture completed its first full year of Cresson mine operations. The development of the East and North Cresson mines began during the second quarter of 1999. The CC&V joint venture began construction of expanded facilities during early 2002, completing the new truck shop, crushing facility, expanded process facility, and expanded valley leach facility by September 2003. The last step in the mine expansion, a $15.5 million expansion of the valley fill leach facility, was completed during the fall of 2004.

Golden Cycle’s rights and obligations relating to its CC&V joint venture interest are governed by the CC&V joint venture agreement. The CC&V joint venture is currently, and for the foreseeable future will be, operating in the initial phase, as defined in the CC&V joint venture agreement. In accordance with the CC&V joint venture agreement, AngloGold Ashanti (Colorado) Corp. manages the CC&V joint venture, and is required to finance all operations and capital expenditures during the initial phase.

During the initial phase or until the mining of ore by the CC&V joint venture ceases due to the exhaustion of economically recoverable reserves, Golden Cycle is generally entitled to receive an annual minimum distribution of $250,000.

The CC&V joint venture agreement provides that, during the period from January 1, 1991 until the end of the initial phase, all funds required for operations and mine development by the CC&V joint venture will be loaned to the CC&V joint venture by either AngloGold Ashanti (Colorado) Corp. or, if such loans are available at a lower cost than from AngloGold Ashanti (Colorado) Corp., financial institutions. Except for the annual minimum distribution to Golden Cycle, the initial loans and interest thereon must be repaid prior to distributions of net proceeds to the CC&V joint venturers. As of the end of the third quarter of 2007, the balance of the initial loans and interest due to AngloGold Ashanti was approximately $336,384,000.

The CC&V joint venture agreement states that the initial phase will end when (i) the initial loans to AngloGold Ashanti (Colorado) Corp. have been repaid, (ii) a cash reserve has been established to fund accrued reclamation and severance tax obligations, plus an amount approximating nine months of estimated operating costs, plus an amount approximating twelve months of estimated capital costs, and (iii) net proceeds (defined in the CC&V joint venture agreement generally as gross revenues less costs) in the amount of $58 million have been distributed as follows: 80% to AngloGold Ashanti (Colorado) Corp. and 20% to Golden Cycle. After the initial phase, the CC&V joint venture will distribute metal in kind in the proportion of 67% to AngloGold Ashanti (Colorado) Corp. and 33% to Golden Cycle, and the venture participants will be responsible for their proportionate share of the CC&V joint venture costs.

Other Projects

Golden Cycle Philippines, Inc. (GCPI)

In addition to its CC&V joint venture activities, Golden Cycle incorporated Golden Cycle Philippines, Inc. (GCPI), a wholly-owned subsidiary, under the laws of the Philippines on November 12, 1996. GCPI entered into an agreement with Benguet Corporation, a Philippine mining company, providing for their joint participation in the exploration, development and production of mining properties in certain areas of the Philippines. All GCPI exploration work has currently been placed on a standby basis.

Illipah

Pursuant to the Mining Claims Purchase and Royalty Agreement with Options to Terminate Operations and Obligations, effective August 31, 2001, among Golden Cycle, Carl Pescio and Janet Pescio, Golden Cycle acquired 139 unpatented mining claims located in White Pine County, Nevada in consideration for the payment by Golden Cycle to Pescio of a series of advance mineral royalties. Golden Cycle subsequently located an additional 52 unpatented mining claims located in White Pine County, Nevada, which are collectively referred to as the Illipah property. Golden Cycle transferred the Illipah property to Tornado Gold International Corp. pursuant to the Asset Purchase Agreement, dated August 23, 2006, in consideration for: (1) cash payments by Tornado Gold equal to approximately $200,000; (2) the issuance of an aggregate of 350,000 shares of common stock of Tornado Gold (50,000 shares to be issued on the 90-day anniversary of the agreement, 100,000 shares to be issued on the 180-day anniversary of the agreement and 200,000 shares to be issued on the one-year anniversary of the agreement); (3) production royalties granted to Golden Cycle; and (4) a commitment by Tornado Gold to undertake an exploration program on the Illipah property and incur exploration and development expenditures in the amount of at least $250,000 within one year of the agreement and at least $750,000 within two years of the agreement.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following is a summary of material anticipated U.S. federal income tax consequences of the merger and the ownership of AngloGold Ashanti ADSs received by Golden Cycle shareholders in the merger. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code, its legislative history, regulations promulgated under the Internal Revenue Code, administrative rulings, judicial decisions, and the convention between the Governments of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the “Treaty”), all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This summary is general in nature and does not address the effects of any state or local taxes, federal taxes other than income taxes, or the tax consequences in jurisdictions other than the United States. This summary applies to you only if you hold shares of Golden Cycle common stock and will hold AngloGold Ashanti ADSs as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. In addition, it does not address all tax consequences that may be relevant to you in your particular circumstances, nor does it apply to you if you are a holder of Golden Cycle common stock or AngloGold Ashanti ADSs with a special status, such as:

•	a person that has owned, owns or will own, directly or under certain attribution rules, 5 percent or more of Golden Cycle’s voting stock;

•	a person that owns or will own, directly or under certain attribution rules, 5 percent or more, by vote or value, of AngloGold Ashanti ordinary shares;

•	a broker, dealer or trader in securities or currencies;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a qualified retirement plan or individual retirement account;

•	a person who received shares of Golden Cycle common stock pursuant to the exercise, disposition or cancellation of employee stock options or similar securities or otherwise as compensation;

•	a person that holds options to purchase Golden Cycle common stock;

•	a person that holds shares of Golden Cycle common stock as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation, small business investment company or pass-through entity;

•	an investor in a partnership, S corporation, small business investment company or pass-through entity;

•	a person whose functional currency for tax purposes is not the U.S. dollar, or who will sell AngloGold Ashanti ADSs for payment in a currency other than the U.S. dollar;

•	a person liable for alternative minimum tax; or

•	a person who recognizes passive activity losses.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Golden Cycle common stock or AngloGold Ashanti ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns shares of Golden Cycle common stock should consult the partner’s tax advisor regarding the specific tax consequences of the merger and subsequent ownership of AngloGold Ashanti ADSs.

This summary is based upon certain assumptions, including the assumptions that there will be full compliance without waiver with all of the provisions in the merger agreement, that no substantive condition to the merger will be waived or the merger agreement amended and that the representations and covenants contained in the merger agreement, this proxy statement/prospectus and certificates of officers of AngloGold Ashanti, AngloGold USA, Golden Cycle, and others are currently true, correct and complete and will remain so, and will be complied with, at all relevant times. This discussion also assumes that AngloGold Ashanti is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes, as described below.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND SUBSEQUENT OWNERSHIP OF ANGLOGOLD ASHANTI ADSs IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, AND REGARDING APPLICABLE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER AND OWNERSHIP OF ANGLOGOLD ASHANTI ADSs.

Tax Status of the Merger

Under the merger agreement, it is a condition to the obligation of each of AngloGold Ashanti and Golden Cycle to effect the merger that such party receives an opinion from counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is also a condition to the obligation of Golden Cycle to effect the merger that Golden Cycle receive an opinion of its counsel to the effect that the requirements set forth in U.S. Treasury Regulation Section 1.367(a)-3(c)(1) (other than subsections (iii)(A) and (B)) are satisfied with respect to the merger. In rendering such opinion, counsel may require and rely upon factual representations contained in certificates of the officers of the parties to the merger agreement. Except where otherwise noted, this summary assumes that such opinions will be given and that the foregoing conclusions of such opinions are accurate.

No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences to Golden Cycle shareholders of the merger or the ownership of AngloGold Ashanti ADSs received in the merger. Opinions of counsel are not binding on the IRS or the courts, and there can be no assurance that the IRS will not take a position contrary to the opinions of counsel or that a court will not agree with a contrary position of the IRS in the event of litigation.

As described below, the U.S. federal income tax consequences of the merger to a particular Golden Cycle shareholder may depend on whether the shareholder is a “U.S. Holder” or a “non-U.S. Holder” (each as defined below).

Tax Consequences to U.S. Holders

The following description applies to you if you are a “U.S. Holder”. For purposes of this description, a U.S. Holder means a beneficial owner of shares of Golden Cycle common stock and AngloGold Ashanti ADSs that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

Exchange of Shares of Golden Cycle Common Stock for AngloGold Ashanti ADSs in the Merger

A U.S. Holder who exchanges shares of Golden Cycle common stock for AngloGold Ashanti ADSs pursuant to the merger will not recognize a gain or loss on the exchange. The aggregate adjusted tax basis of the AngloGold Ashanti ADSs received by a Golden Cycle shareholder will equal the Golden Cycle shareholder’s aggregate adjusted tax basis in the shares of Golden Cycle common stock surrendered in the merger. The holding period of the AngloGold Ashanti ADSs received pursuant to the merger will include the holding period of the shares of Golden Cycle common stock surrendered in the merger. Golden Cycle shareholders who bought shares of Golden Cycle common stock at different prices or times, or otherwise own shares with unequal bases or holding periods, must determine the holding period and adjusted tax basis for AngloGold Ashanti ADSs received in the merger by taking into account the adjusted tax basis and holding period of each surrendered share and a pro rata portion of the aggregate consideration received by the Golden Cycle shareholder.

A U.S. Holder that receives AngloGold Ashanti ADSs pursuant to the merger will be treated as the owner of the underlying AngloGold Ashanti ordinary shares for U.S. federal income tax purposes. Accordingly, if the AngloGold Ashanti ADSs are later exchanged for AngloGold Ashanti ordinary shares, no gain or loss will be recognized on the exchange.

A U.S. Holder that receives AngloGold Ashanti ADSs in the merger will be required to retain permanent records regarding the amount, basis and fair market value of Golden Cycle common stock surrendered in the merger.

The foregoing discussion applies only if the merger qualifies as a reorganization for U.S. federal income tax purposes. If the IRS were to successfully challenge the qualification of the merger as a reorganization, a U.S. Holder would generally be required to recognize U.S.-source gain or loss with respect to the shares of Golden Cycle common stock surrendered in the merger equal to the difference between such holder’s adjusted tax basis in the surrendered stock and the fair market value, as of the effective time of the merger, of the AngloGold Ashanti ADSs received or to be received in the merger. Generally, in such event, the U.S. Holder’s tax basis in the AngloGold Ashanti ADSs received would equal the fair market value of such AngloGold Ashanti ADSs as of the date of the merger, and the U.S. Holder’s holding period for the AngloGold Ashanti ADSs would begin on the day after the merger. Any loss that a U.S. Holder recognizes with respect to its shares of Golden Cycle common stock will be a capital loss, the deductibility of which will be subject to limitation. U.S. Holders should consult their tax advisors regarding the allowance or deductibility of any loss they may have with respect to their shares of Golden Cycle common stock should the merger not qualify as a reorganization.

Tax Consequences of Ownership of AngloGold Ashanti ADSs Received in the Merger

Taxation of Dividends

The gross amount of any distribution (including the amount of any South African withholding tax paid thereon) paid to a U.S. Holder with respect to AngloGold Ashanti ordinary shares or ADSs generally will be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes on the date the distribution is actually or constructively received by the U.S. Holder, in the case of AngloGold Ashanti ordinary shares, or by the depositary, in the case of AngloGold Ashanti ADSs. Corporate U.S. Holders will not be eligible for the deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to U.S. Holders with respect to shares or ADSs. The South African government, however, has recently announced its intent to enact a 10 percent dividend withholding tax, which will be phased in during 2008 and 2009. See “Material Tax Considerations — Material South African Income Taxation Considerations — Taxation of Dividends”.

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax paid thereon) generally will be includible in the gross income of a U.S. Holder of AngloGold Ashanti ordinary shares or ADSs in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the U.S. Holder, in the case of AngloGold Ashanti ordinary shares, or by the depositary, in the case of AngloGold Ashanti ADSs, regardless of whether the foreign currency is converted into U.S. dollars on such date. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder of AngloGold Ashanti ordinary shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder of AngloGold Ashanti ordinary shares generally will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as U.S. source ordinary income or loss. In the case of a U.S. Holder of AngloGold Ashanti ADSs, the amount of any distribution paid in a foreign currency generally will be converted into U.S. dollars by the depositary upon its receipt. Accordingly, a

U.S. Holder of AngloGold Ashanti ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Subject to certain limitations, it is anticipated that South African withholding taxes will be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute “passive category” income or, in the case of certain U.S. Holders, “general category” income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Certain non-corporate U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holder meets certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including either that (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to AngloGold Ashanti ordinary shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that AngloGold Ashanti dividends will be reported as qualified dividends on Forms 1099-DIV. Each individual U.S. Holder of AngloGold Ashanti ordinary shares or ADSs is urged to consult his or her own tax advisor regarding the availability of the reduced dividend tax rate in light of his or her own particular situation.

The U.S. Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of South African withholding taxes or the availability of qualified dividend treatment could be affected by actions that may be taken by parties to whom AngloGold Ashanti ADSs are pre-released.

Taxation of Capital Gains and Losses

A U.S. Holder that sells or otherwise disposes of AngloGold Ashanti ADSs (or that is deemed to have sold or disposed of them) in a taxable disposition:

•	will recognize a gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis, determined in U.S. dollars, in such AngloGold Ashanti ADSs; and,

•	any gain or loss will be U.S.-source capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the AngloGold Ashanti ADSs sold is more than one year at the time of such sale or other taxable disposition.

If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations. Deposits or withdrawals by a U.S. Holder of AngloGold Ashanti ordinary shares for AngloGold Ashanti ADSs, or of AngloGold Ashanti ADSs for AngloGold Ashanti ordinary shares, will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a passive foreign investment company (which we refer to as a “PFIC”) for any taxable year in which at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person, certain commodities income, or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that AngloGold Ashanti was not a PFIC for the taxable year ended December 31, 2007 and we do not expect AngloGold Ashanti to become a PFIC in the foreseeable future. If AngloGold Ashanti is a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of AngloGold Ashanti ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of AngloGold Ashanti ordinary shares or ADSs. Furthermore, dividends paid by AngloGold Ashanti would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to ownership of AngloGold Ashanti ordinary shares or ADSs.

Tax Consequences to Non-U.S. Holders

The following summary applies to you if you are a “non-U.S. Holder” of Golden Cycle common stock. A non-U.S. Holder is a beneficial owner of Golden Cycle common stock that is not a U.S. Holder, as defined above.

Exchange of Shares of Golden Cycle Common Stock for AngloGold Ashanti ADSs in the Merger

A non-U.S. Holder who exchanges shares of Golden Cycle common stock for AngloGold Ashanti ADSs pursuant to the merger will generally be subject to U.S. federal income tax on gain realized in the merger if Golden Cycle is or has been a “United States real property holding corporation” for U.S. federal income tax purposes, unless Golden Cycle’s shares are “regularly traded on an established securities market” within the meaning of Section 897 of the Internal Revenue Code as described below. A non-U.S. Holder who exchanges Golden Cycle shares for AngloGold Ashanti ADSs in the merger will not recognize loss with respect to such exchange for U.S. federal income tax purposes. A “United States real property holding corporation” is a domestic corporation whose trade or business and real property assets consist primarily of “United States real property interests”. We believe that Golden Cycle is, and has been, a United States real property holding corporation.

If shares of Golden Cycle common stock are treated as regularly traded on an established securities market, a non-U.S. Holder will not recognize taxable gain on the exchange of shares of Golden Cycle common stock for AngloGold Ashanti ADSs pursuant to the merger unless the non-U.S. Holder has owned, either actually or under certain attribution rules, more than 5 percent of shares of Golden Cycle common stock at any time during the five-year period ending on the date of the merger or, if shorter, the non-U.S. Holder’s holding period for such shares. Shares of Golden Cycle common stock will be treated as regularly traded on an established securities market for any calendar quarter during which they are regularly quoted by brokers or dealers making a market in shares of Golden Cycle common stock, provided the shares are traded on an established securities market in the United States. Although shares of Golden Cycle common stock may not have been regularly traded on an established securities market when the merger agreement was executed, Golden Cycle warrants in the merger agreement that its shares will, as of the closing date of the merger, be regularly traded on an established securities market under applicable U.S. Treasury Regulations. Thus, if shares of Golden Cycle common stock are regularly traded on an established securities market on the closing date of the merger, a non-U.S. Holder should not recognize taxable gain for U.S. federal income tax purposes with respect to the exchange of shares of Golden Cycle common stock in the merger, unless the non-U.S. Holder has owned, either actually or under certain attribution rules, more than 5 percent of Golden Cycle’s shares at any time during the time period described above.

The foregoing discussion applies only if the merger qualifies as a reorganization for U.S. federal income tax purposes. If the IRS were to successfully challenge the qualification of the merger as a reorganization, a non-U.S. Holder will generally not recognize gain or loss for U.S. federal income tax purposes unless (i) gain with respect to the Golden Cycle shares transferred in the merger is effectively connected with such non-U.S. Holder’s conduct of a trade or business in the United States, (ii) in the case of gain realized by an individual non-U.S. Holder, such non-

U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) Golden Cycle common stock is not treated under applicable U.S. Treasury Regulations as regularly traded on an established securities market.

Tax Consequences of Ownership of AngloGold Ashanti ADSs Received in the Merger

A non-U.S. Holder of AngloGold Ashanti ADSs will not be subject to U.S. federal income or withholding tax on dividends received on such ADSs, unless such income is effectively connected with the conduct of such non-U.S. Holder’s trade or business in the United States. A non-U.S. Holder will also generally not be subject to U.S. federal income or withholding tax in respect of gain realized on the sale or other disposition of AngloGold Ashanti ADSs unless (i) such gain is effectively connected with such non-U.S. Holder’s conduct of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. Holder, such non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. A corporate non-U.S. Holder with income effectively connected with the conduct of a trade or business in the United States may, under certain circumstances, be subject to an additional branch profits tax. The provisions of an applicable tax treaty may provide for more favorable treatment of dividends or gains with respect to AngloGold Ashanti ADSs.

Information Reporting and Backup Withholding

U.S. Holders of AngloGold Ashanti ADSs (i) may be subject to information reporting and (ii) may be subject to backup withholding (currently at a rate of 28 percent) on distributions with respect to AngloGold Ashanti ADSs or on the proceeds from a sale or exchange of AngloGold Ashanti ADSs. Payments of distributions on, or the proceeds from the disposition of, AngloGold Ashanti ADSs through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding will generally not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner.

Material South African Income Taxation Considerations

The following description summarizes material South African tax consequences of the acquisition, ownership and disposition of AngloGold Ashanti ordinary shares or ADSs by a U.S. Holder (as defined above). This summary is based upon current South African tax law and South African tax authorities’ practice, the Treaty, and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms. The following summary of South African tax considerations does not address the tax consequences to a U.S. Holder that is resident in South Africa for South African tax purposes, whose holding of AngloGold Ashanti ordinary shares or ADSs is effectively connected with a permanent establishment in South Africa through which such U.S. Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty. The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of U.S. Holders of shares is also applicable to U.S. Holders of ADSs. Holders are strongly urged to consult their own tax advisors as to the consequences under South African, U.S. federal, state and local, and other applicable laws, of the acquisition, ownership and disposition of AngloGold Ashanti ordinary shares or ADSs.

Taxation of Dividends

South Africa currently imposes a corporate tax known as Secondary Tax on Companies (“STC”) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold Ashanti has elected not to be subject to STC. As a result, although AngloGold Ashanti dividend payments are not subject to STC, AngloGold Ashanti pays corporate income tax at a slightly higher rate than would otherwise have been the case. STC is being phased out over the next two years and replaced by a dividend withholding tax. South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to U.S. Holders with respect to shares, but there has been a recent announcement (referred to below) that this is about to change. In the case of a South African withholding tax on dividends paid to a U.S. Holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a U.S. Holder holds directly at least 10 percent of AngloGold Ashanti voting stock and 15 percent of the gross amount of the dividends in all other cases.

On February 21, 2007, the South African Minister of Finance, Mr. Trevor Manuel, delivered his 2007 budget speech in which he stated that the STC, currently levied at 12.5 percent, would be replaced by a 10 percent withholding tax that will be levied on shareholders in respect of dividends distributed by South African companies. This change is being implemented in two phases. On October 1, 2007, the STC rate was reduced from 12.5 percent to 10 percent and thereafter STC would be phased out and replaced by a 10 percent withholding tax. When STC is finally replaced by the new withholding tax system, the marginal tax rates of AngloGold Ashanti’s South African operations are expected to reduce by a further 6 to 8 percent. However, since STC is being replaced by the 10 percent withholding tax referred to, the dividend received after the withholding tax is deducted will result in holders of AngloGold Ashanti ordinary shares and ADSs receiving a net after-tax dividend amount which is equivalent to the after-tax dividend they would have received under the STC regime at a rate of 10 percent.

Taxation of Gains on Sale or Other Disposition

South Africa imposes a tax on capital gains, which applies mainly to South African residents and, in the case of an individual, if the gains are derived from a source within South Africa to non-residents. Gains on the disposal of securities which are not capital in nature are subject to South African income tax. However, under the Treaty, South Africa may not tax gains on the sale or other disposition of ADSs or shares by a U.S. Holder. Accordingly, gains from the sale or other disposition of ADSs or shares by a U.S. Holder will not be subject to South African tax.

Uncertificated Securities Tax (“UST”)

The change of beneficial ownership of shares listed on an exchange in South Africa is subject to UST at the rate of 0.25 percent of the taxable amount of the shares. Any change of beneficial ownership of shares listed on an exchange outside South Africa and/or the transfer of ADSs is not subject to UST or to any other South African tax. Where a change in beneficial ownership on a purchase of shares listed on an exchange in South Africa:

•	takes place through a sharebroker, UST will be payable on the actual consideration; and,

•	takes place off market (where either the change in beneficial ownership is effected by the Central Securities Depository Participant (CSDP) or the seller continues to hold the securities as nominee on behalf of the purchaser) and the consideration for the shares is less than the lowest traded price of the securities on the date of the relevant transaction, UST is payable on the closing traded price of the shares.

DESCRIPTION OF ANGLOGOLD ASHANTI ORDINARY SHARES

AngloGold Ashanti Ordinary Shares

There are 400,000,000 authorized AngloGold Ashanti ordinary shares of par value 25 South African cents each. The ordinary shares have voting rights though there is no provision in AngloGold Ashanti’s memorandum and articles of association for cumulative voting. There is no limitation imposed by the memorandum and articles of association or by South African law on the rights of any persons, including non-residents, to own AngloGold Ashanti ordinary shares or to exercise voting rights in respect of AngloGold Ashanti ordinary shares. As of March 31, 2008, 277,745,007 ordinary shares were issued and fully-paid and are not subject to further calls or assessment by AngloGold Ashanti. The number of authorized but unissued ordinary shares in the capital of AngloGold Ashanti at March 31, 2008 was 122,254,993. AngloGold Ashanti is currently offering 69,470,442 new AngloGold Ashanti ordinary shares in a renounceable rights offering. See “The Companies — AngloGold Ashanti Limited — Rights Offering” beginning on page 69.

The table below details changes in the ordinary issued share capital of AngloGold Ashanti since December 31, 2003.

Period to	Description	Number of Shares

December 31, 2003		223,136,342
Ordinary shares issued during 2004	AngloGold Share Incentive Scheme	192,800
	Business combination — swap shares	38,400,021
	Business combination — regulatory shares	2,658,000
	Business combination — warrants	75,731

December 31, 2004		264,462,894
Ordinary shares issued during 2005	AngloGold Share Incentive Scheme	475,538

December 31, 2005		264,938,432
Ordinary shares issued during 2006	AngloGold Share Incentive Scheme	398,399
	$500 million equity raise	9,970,732
	Bokamoso Employee Share ownership programme	928,590

December 31, 2006		276,236,153
Ordinary shares issued during 2007	AngloGold Share Incentive Scheme	1,181,882
	Bokamoso Employee Share ownership program	39,436

December 31, 2007		277,457,471
Ordinary shares issued to May 20, 2008	AngloGold Ashanti Share Incentive Scheme	424,954

May 20, 2008		277,882,425

All existing AngloGold Ashanti ordinary shares are in registered form. The holding of ordinary shares in uncertificated form is permitted under South African law and AngloGold Ashanti’s articles of association and the transfer of ordinary shares is permitted through the STRATE (Share Transactions Totally Electronic) settlement system. Ordinary shares are not eligible for settlement within CREST.

Registration

AngloGold Ashanti is governed by its memorandum and articles of association, which are available for inspection as set out in “Documents on Display” under Item 10.H of AngloGold Ashanti’s 2007 Annual Report on Form 20-F, which is incorporated herein by reference, and a summary of pertinent provisions, including rights of the holders of shares in AngloGold Ashanti, are set out below.

This summary does not contain all the information concerning the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the law of South Africa and AngloGold Ashanti’s governing corporate documents. As well as being governed by the provisions of the memorandum and articles of association, the rights of holders of AngloGold Ashanti ordinary shares are governed by the South African

Companies Act, the South African Securities Regulation Code on Take-Overs and Mergers and the Listing Requirements of the JSE Limited. In addition, rights of holders of AngloGold Ashanti ADSs are governed by the deposit agreement between AngloGold Ashanti and The Bank of New York.

Allotment and Issue of AngloGold Ashanti Ordinary Shares

Any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti shareholders may direct in a general meeting. AngloGold Ashanti shareholders may resolve that all or any of such ordinary shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the ordinary shares to such persons at such times and on such terms and conditions and for such consideration as the directors may determine.

Any ordinary shares may be issued with such rights or restrictions as AngloGold Ashanti shareholders in a general meeting may from time to time determine.

No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act. Section 81 states that a company can issue shares at a discount to the par value shares of such shares, if such shares are of a class already in issue, if such issue is authorized by a special resolution, if the company has been trading for at least one year, if the issue is sanctioned by the court and if the issue occurs within one month of the sanction. If shares are issued at a discount, every prospectus issued by the company thereafter relating to the issue of any shares shall contain particulars of the discount allowed on the issue of those shares, or so much of the discount as has not been written off at the date of the issue of such prospectus.

Dividends, Rights and Distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends from any reserves included in total shareholders’ equity calculated in accordance with IFRS, subject to its solvency and liquidity. AngloGold Ashanti’s memorandum and articles of association prohibit any larger dividend being declared by shareholders in general meeting than is recommended by the directors. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Dividends may be declared in any currency at the discretion of the board of directors. Currently, dividends are declared in South African rand and paid in Australian dollars, South African rand, Ghanaian cedis or British pounds. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in U.S. dollars converted from South African rand by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors or the shareholders of AngloGold Ashanti in general meeting may at the time of declaring the dividend determine and direct.

All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable may be forfeited by resolution of the directors for the benefit of AngloGold Ashanti.

All of the issued ordinary shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

Voting Rights

Each ordinary share confers upon the member the right to vote at all general meetings. Each member present in person or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, members present or any duly appointed proxy or proxies will have one vote for each ordinary share held. A holder of ordinary shares is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York Mellon as the ADS issuer.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any of the ordinary shares.

AngloGold Ashanti’s memorandum and articles of association do not provide for cumulative voting in respect of any of the classes of AngloGold Ashanti shares.

AngloGold Ashanti’s memorandum and articles of association specify that if new classes of shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least 75 percent of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

Transfer of Ordinary Shares

Dematerialized shares which have been traded on the JSE are transferred on the STRATE settlement system and delivered within five business days after each trade.

The dematerialization of shares is not mandatory and holders of ordinary shares in AngloGold Ashanti may elect to retain their certificated securities. Subject to any statutory restrictions on transfer, any member may transfer all or part of his or her certificated securities, to the extent it is not prohibited by section 91A of the South African Companies Act. Every transfer of certificated shares must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.

The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold Ashanti accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer, if in respect of securities subject to any of AngloGold Ashanti’s incentive schemes, is permitted by the terms of the relevant scheme.

Conversion of Ordinary Shares into Stock

AngloGold Ashanti may by special resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold Ashanti as if they held the shares from which the stock arose. All of the provisions of AngloGold Ashanti’s memorandum and articles of association apply equally to stock as to shares.

Increase and Reduction of Capital

AngloGold Ashanti shareholders may by way of special resolution in a general meeting and in accordance with the provisions of the South African Companies Act resolve to:

•	increase its capital by any sum divided into shares of any amount;

•	consolidate and divide all or any part of its share capital into shares of larger amounts;

•	sub-divide its shares or any of them into shares of smaller amounts than fixed by the memorandum and articles of association;

•	vary, modify or amend any rights attached to any shares whether issued or not, including the conversion of any shares into preference shares; and

•	convert any of its shares whether issued or not into shares of another class.

In addition, AngloGold Ashanti shareholders may by ordinary resolution in a general meeting and subject to the requirements of the South African Companies Act and the rules and requirements of the stock exchange on which the securities are listed, reduce, dispose of, distribute or otherwise deal with in any manner its share capital, share premium, stated capital, reserves and capital redemption reserve fund.

Share Premium Account and Capital Redemption Reserve Fund

AngloGold Ashanti shareholders may by ordinary resolution in a general meeting authorize the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount outstanding to the credit of any share premium account or capital redemption reserve fund of AngloGold Ashanti, subject to compliance with the provisions of the South African Companies Act.

Rights upon Liquidation

In the event of a winding up of AngloGold Ashanti:

•	The B redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of AngloGold Ashanti, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution, but not exceeding a return for each B redeemable preference share of the capital paid up on that share and any share premium paid on the issue of the B redeemable preference shares outstanding at that time.

•	The A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution.

•	The A redeemable and B redeemable shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner.

•	The ordinary shares and E ordinary shares confer the equal rights to any surplus arising from the liquidation of all other assets of AngloGold Ashanti.

Please see Items 10.A and 10.B of AngloGold Ashanti’s 2007 Form 20-F, which is incorporated herein by reference, for a description of the A redeemable preference shares, B redeemable preference shares and E ordinary shares.

Shareholders’ Meetings

The directors may convene general meetings of AngloGold Ashanti shareholders. Subject to the provisions of the South African Companies Act, the shareholders may requisition for the convening of a general meeting.

An AngloGold Ashanti annual general meeting and a meeting of AngloGold Ashanti shareholders for the purpose of passing a special resolution may be called by giving 21 clear days’ notice in writing of that shareholders’ meeting. For any other meeting of AngloGold Ashanti shareholders, 14 clear days’ notice must be given. “Clear days” means calendar days excluding the day on which the notice is given and the date of the meeting. All shareholders are entitled to attend.

AngloGold Ashanti’s memorandum and articles of association provide that a quorum for a general meeting of members (other than a meeting at which a special resolution will be passed) consists of three members present personally, or if the member is a corporate entity, represented and entitled to vote. If a general meeting requisitioned by members is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision. In any other case, the meeting will stand adjourned and if at the adjourned meeting a quorum is not present then those members present will constitute a quorum.

The quorum for a members’ meeting convened for the purpose of passing a special resolution consists of three members holding at least 25 percent of the total member votes and present in person or by proxy. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned meeting, and the members present at the second meeting will constitute a quorum as long as there are at least three of them at the second meeting. A special resolution must be passed on a show of hands by a majority of 75 percent of the members entitled to vote and present at the meeting, personally or by proxy or, on a poll, by a majority of 75 percent of the total votes to which these members present in person or by proxy are entitled to vote.

If the meeting is not quorate and is convened upon the requisition of members, the meeting is dissolved.

Disclosure of Interest in Shares

Under South African law, a registered holder of AngloGold Ashanti ordinary shares who is not the beneficial owner of such shares is required to disclose, every three months to AngloGold Ashanti, the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, AngloGold Ashanti may, by notice in writing, require a person who is a registered shareholder, or whom AngloGold Ashanti knows or has reasonable cause to believe has a beneficial interest in AngloGold Ashanti ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to AngloGold Ashanti the identity of the person on whose behalf the ordinary shares are held. AngloGold Ashanti may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. AngloGold Ashanti is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interest equal to or in excess of 5 percent of the total number of ordinary shares issued by AngloGold Ashanti together with the extent of those beneficial interests.

Rights of Minority Shareholders

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the South African Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he or she has been unfairly prejudiced by the company. There may also be common law personal actions available to a shareholder of a company.

DESCRIPTION OF ANGLOGOLD ASHANTI AMERICAN DEPOSITARY SHARES

The Bank of New York, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each AngloGold Ashanti ADS will represent one ordinary share (or a right to receive one share) deposited with The Standard Bank of South Africa Limited, Société Générale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited of Australia and New Zealand Banking Group Limited, each as a custodian for the depositary, and all of which are referred to collectively as the custodian. Each AngloGold Ashanti ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

AngloGold Ashanti ADSs may be held either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the name of the ADS holder, or (ii) by having ADSs registered in the name of the ADS holder in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through the ADS holder’s broker or other financial institution. If AngloGold Ashanti ADSs are held directly, then such person is an ADS holder. This description applies to an ADS holder. If AngloGold Ashanti ADSs are held indirectly, ADS holders must rely on the procedures of their broker or other financial institution to assert the rights of ADS registered holders described in this section. Holders of AngloGold Ashanti ADSs should consult with their broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by the Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

AngloGold Ashanti ADS holders will not be treated as an AngloGold Ashanti shareholder and will not have shareholder rights. South African law governs shareholder rights. The depositary will be the holder of the shares underlying AngloGold Ashanti ADSs. A registered holder of ADSs will have ADS holder rights. A deposit agreement among AngloGold Ashanti, the depositary and an ADS holder, and all other persons indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, holders of AngloGold Ashanti ADSs should read the entire deposit agreement and the form of ADR, which has been filed with the SEC as an exhibit to the registration statement on Form F-6/A (File No. 333-133049) on May 27, 2008. The Form F-6/A is available for inspection at the offices of the SEC in the manner described in “Where You Can Find More Information” on page 110 of this proxy statement/prospectus.

Dividends and Other Distributions

The Bank of New York has agreed to pay to holders of AngloGold Ashanti ADSs the cash dividends or other distributions it or a custodian receives on AngloGold Ashanti ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of AngloGold Ashanti ADSs will receive these distributions in proportion to the number of AngloGold Ashanti ordinary shares that their AngloGold Ashanti ADSs represent.

Cash

The Bank of New York will convert any cash dividend or other cash distribution AngloGold Ashanti pays on AngloGold Ashanti ordinary shares into U.S. dollars (unless AngloGold Ashanti pays it in U.S. dollars), if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. Currently, AngloGold Ashanti pays dividends on ordinary shares in South African rand. AngloGold Ashanti may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approve.

The Bank of New York will convert the South African rand it receives from AngloGold Ashanti to U.S. dollars and distribute dividends in U.S. dollars to registered holders of AngloGold Ashanti ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York may distribute non-U.S. currency only to those AngloGold Ashanti ADS holders to whom it is possible to make this type of distribution.

The Bank of New York may hold the non-U.S. currency it cannot convert for the account of holders of AngloGold Ashanti ADSs who have not been paid. It will not invest the non-U.S. currency, and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid will be deducted. See “Payment of Taxes” below. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the non-U.S. currency, holders of AngloGold Ashanti ADSs may lose some or all of the value of the distribution.

Ordinary Shares

The Bank of New York may distribute to holders of AngloGold Ashanti ADSs additional ADSs representing AngloGold Ashanti ordinary shares that AngloGold Ashanti distributes as a dividend or free distribution, if AngloGold Ashanti provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York Mellon does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed AngloGold Ashanti ordinary shares. The Bank of New York will only distribute whole ADSs. It will sell AngloGold Ashanti ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Subscribe for Additional Ordinary Shares

If AngloGold Ashanti offers holders of AngloGold Ashanti ordinary shares any rights to subscribe for additional AngloGold Ashanti ordinary shares or any other rights, The Bank of New York, after consultation with AngloGold Ashanti, may make these rights available to holders of AngloGold Ashanti ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of AngloGold Ashanti ADSs will receive no value for them.

If The Bank of New York makes these types of subscription rights available to holders of AngloGold Ashanti ADSs upon instruction from holders of AngloGold Ashanti ADSs, it will exercise the rights and purchase AngloGold Ashanti ordinary shares on their behalf. The Bank of New York will then deposit the AngloGold Ashanti ordinary shares and deliver ADSs to the holders of AngloGold Ashanti ADSs. It will only exercise these rights if holders of AngloGold Ashanti ADSs pay it the exercise price and any other charges the rights require them to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York may deliver ADSs which are “restricted securities” within the meaning of Rule 144 which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

Other Distributions

The Bank of New York will send to holders of AngloGold Ashanti ADSs any other distributions that AngloGold Ashanti makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what AngloGold Ashanti distributes, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what AngloGold Ashanti distributes, in which case the outstanding ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from AngloGold Ashanti that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any AngloGold Ashanti ADS holders. AngloGold Ashanti has no obligation to register AngloGold Ashanti ADSs, AngloGold Ashanti ordinary shares, rights or other securities under the Securities Act. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of AngloGold Ashanti ADSs, AngloGold Ashanti ordinary shares, rights or anything else to AngloGold Ashanti ADS holders. This means that the holders of AngloGold Ashanti ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impracticable for AngloGold Ashanti to make them available to the holders of AngloGold Ashanti ADSs.

Deposit, Withdrawal and Cancellation

The Bank of New York will deliver AngloGold Ashanti ADSs if a holder of AngloGold Ashanti ordinary shares or its broker deposits AngloGold Ashanti ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of AngloGold Ashanti ADSs in the names such holder of AngloGold Ashanti ordinary shares requests and will deliver the AngloGold Ashanti ADSs at its Corporate Trust Office to the persons such holders request.

Holders of AngloGold Ashanti ADSs may turn in their ADSs at The Bank of New York’s Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying AngloGold Ashanti ordinary shares to an account designated by the relevant holder of AngloGold Ashanti ADSs and (2) any other deposited securities underlying the AngloGold Ashanti ADSs at the office of the custodian. Or, at the request, risk and expense of AngloGold Ashanti ADS holders, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

ADS holders may surrender their ADR to the depositary for the purpose of exchanging their ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting Rights

ADS registered holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS registered holders of shareholders’ meetings and arrange to deliver AngloGold Ashanti’s voting materials to them if AngloGold Ashanti asks it to. Those materials will describe the matters to be voted on and explain how ADS registered holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, an AngloGold Ashanti ADS holder won’t be able to exercise the right to vote unless such holder withdraws the shares. However, an AngloGold Ashanti ADS holder may not know about the meeting enough in advance to withdraw the shares.

The Bank of New York will try, as far as practicable, to vote or to have its agents vote the AngloGold Ashanti ordinary shares or other deposited securities as holders of AngloGold Ashanti ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti’s Memorandum and Articles of Association and of the deposited securities and any applicable rule of the JSE. The Bank of New York will only vote or attempt to vote as such holders of AngloGold Ashanti ADSs instruct.

AngloGold Ashanti cannot assure the holders of AngloGold Ashanti ADSs that they will receive the voting materials in time for them to instruct The Bank of New York to vote their AngloGold Ashanti ordinary shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of AngloGold Ashanti ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

Fees and Expenses

AngloGold Ashanti ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of AngloGold Ashanti ordinary shares or rights or other property

Each cancellation of an ADS, including if the Deposit Agreement terminates
$0.02 (or less) per ADS	Any cash payment

A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York to ADS holders

$0.02 (or less) per ADS per year	Depositary services

Registration or transfer fees	Transfer and registration of AngloGold Ashanti ordinary shares on the AngloGold Ashanti share register to or from the name of The Bank of New York or its agent when AngloGold Ashanti ordinary shares are deposited or withdrawn

Expenses of The Bank of New York	Conversion of non-U.S. currency to U.S. dollars

Cable, telex and facsimile transmission expenses

Servicing the deposited securities

Taxes and other governmental charges The Bank of New York or any custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

Holders of AngloGold Ashanti ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of AngloGold Ashanti ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications

If AngloGold Ashanti:	Then:

Changes the nominal or par value of the ordinary shares; Reclassifies, splits or consolidates any of the deposited securities;	The cash, ordinary shares or other securities received by The Bank of New York will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

Distributes securities on the ordinary shares that are not distributed to holders of ADSs; or

Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of AngloGold Ashanti’s assets, or takes any similar action.	The Bank of New York may, and will if AngloGold Ashanti asks it to, distribute some or all of the cash, AngloGold Ashanti ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

AngloGold Ashanti may agree with The Bank of New York to amend the deposit agreement and the AngloGold Ashanti ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of AngloGold Ashanti ADS holders, it will only become effective 30 days after The Bank of New York notifies holders of AngloGold Ashanti ADSs of the amendment. At the time an amendment becomes effective, holders of AngloGold Ashanti ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the AngloGold Ashanti ADSs and the agreement as amended.

The Bank of New York may terminate the deposit agreement by mailing notice of termination to AngloGold Ashanti ADS holders at least 30 days prior to the date fixed in the notice if AngloGold Ashanti asks it to do so. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told AngloGold Ashanti that it would like to resign and AngloGold Ashanti has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify holders of AngloGold Ashanti ADSs at least 30 days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of AngloGold Ashanti ADSs, deliver AngloGold Ashanti ordinary shares and other deposited securities. Four months after the date of termination or later, The Bank of New York may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the AngloGold Ashanti ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be to account for the proceeds of the sale and other cash. After termination, AngloGold Ashanti’s only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York.

Limitations on Obligations and Liability to ADS Holders

The deposit agreement expressly limit AngloGold Ashanti’s obligations and the obligations of The Bank of New York, and they limit AngloGold Ashanti’s liability and the liability of The Bank of New York. AngloGold Ashanti and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of AngloGold Ashanti or The Bank of New York is prevented or delayed by law or circumstances beyond AngloGold Ashanti’s control from performing AngloGold Ashanti’s obligations under the deposit agreement;

•	are not liable if either of AngloGold Ashanti or The Bank of New York exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of AngloGold Ashanti ADSs to benefit from any distribution on deposited securities that is not made available to holders of AngloGold Ashanti ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the AngloGold Ashanti ADSs or the agreement on behalf of the holders of AngloGold Ashanti ADS holders or on behalf of any other party;

•	may rely on advice of or information from legal counsel, accountants, and any persons presenting AngloGold Ashanti ordinary shares for deposit, any registered holder or any other person believed by AngloGold Ashanti in good faith to be competent to give such advice or information; and

•	Pursuant to the deposit agreement, Anglo Gold Ashanti and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Action

Before The Bank of New York will issue, transfer or register the transfer of an AngloGold Ashanti ADS, make a distribution on an AngloGold Ashanti ADS, or allow withdrawal of AngloGold Ashanti ordinary shares, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer or register transfers of AngloGold Ashanti ADSs generally when the books of The Bank of New York or AngloGold Ashanti are closed, or at any time if either AngloGold Ashanti or The Bank of New York thinks it advisable to do so.

Holders of ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) either AngloGold Ashanti or The Bank of New York have closed AngloGold Ashanti’s transfer books; (2) the transfer of the AngloGold Ashanti ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) AngloGold Ashanti is paying a dividend on the AngloGold Ashanti ordinary shares;

•	when AngloGold Ashanti ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to AngloGold Ashanti ADSs or to the withdrawal of the ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may deliver AngloGold Ashanti ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS.

The Bank of New York may also deliver AngloGold Ashanti ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold Ashanti ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash, U.S. government securities, or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York deems appropriate. The Bank of New York will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by AngloGold Ashanti ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York may disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those AngloGold Ashanti ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for a holder of AngloGold Ashanti ADSs inspection at its office all communications that it receives from AngloGold Ashanti as a holder of deposited securities that AngloGold Ashanti makes generally available to holders of deposited securities. The depositary will send a holder of AngloGold Ashanti ADSs copies of those communications if AngloGold Ashanti asks it to. A holder of AngloGold Ashanti ADSs has a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to AngloGold Ashanti’s business or the ADSs.

COMPARISON OF RIGHTS OF SHAREHOLDERS UNDER COLORADO AND
SOUTH AFRICAN LAW

Upon consummation of the merger, holders of Golden Cycle shares will become holders of AngloGold Ashanti ordinary shares, and their rights will be governed by AngloGold Ashanti’s memorandum and articles of association, which differ in material respects from Golden Cycle’s articles of incorporation and by-laws. The following is a summary of certain material differences between the rights of holders of Golden Cycle shares and holders of AngloGold Ashanti ordinary shares. These differences arise from differences between the Colorado Business Corporation Act (CBCA), and the corporate laws of South Africa as well as from differences between the respective governing documents of Golden Cycle and AngloGold Ashanti. This summary is not a complete description of the laws of the State of Colorado or of the Republic of South Africa, Golden Cycle’s articles of incorporation and by-laws or AngloGold Ashanti’s memorandum and articles of association. For information on how to obtain Golden Cycle’s articles of incorporation and by-laws and AngloGold Ashanti’s memorandum and articles of association, see “Where You Can Find More Information”. This summary should be read in conjunction with “Description of AngloGold Ashanti Ordinary Shares” and “Description of AngloGold Ashanti American Depositary Shares” beginning on pages 82 and 87, respectively.

Voting Rights

Golden Cycle	AngloGold Ashanti

Under the CBCA, each shareholder is entitled to one vote per share, unless the articles of incorporation provide otherwise. In addition, the articles of incorporation may provide for cumulative voting at all elections of directors of the corporation. A majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum unless otherwise provided in the articles of incorporation, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Each AngloGold Ashanti ordinary share confers upon the member the right to vote at all general meetings. Each member present in person or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, members present or any duly appointed proxy will have one vote for each ordinary share held. A holder of AngloGold Ashanti ordinary shares is entitled to appoint a proxy or proxies to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a member.

Golden Cycle’s articles of incorporation and by- laws prohibit shareholders from cumulating their shares in the election of its directors.

Golden Cycle’s by-laws provide that the holders of a majority of the stock issued and outstanding entitled to vote, present in person or represented by proxy, shall constitute a quorum at all shareholders meetings. If such a majority is not present at a shareholder meeting, the shareholders present and entitled to vote shall have the power to adjourn the meeting until a quorum is present. The by-laws state further that when a quorum is present, the vote of the holders of a majority of the stock having power to vote shall govern and control the decision.

Pursuant to Golden Cycle’s by-laws, any proxy seeking to vote at any meeting must be appointed as such by the shareholder’s written instrument bearing a date not more than 90 days prior to the meeting, unless the instrument specifically confers the right to vote for a longer period.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any of the ordinary shares.

AngloGold Ashanti’s memorandum and articles of association do not provide for cumulative voting in respect of any of the classes of AngloGold Ashanti’s shares.

AngloGold Ashanti’s memorandum and articles of association specify that if new classes of shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least 75 percent of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

Amendment of Charter Documents

Golden Cycle	AngloGold Ashanti

Under the CBCA, amendments to the Golden Cycle articles of incorporation, other than ministerial amendments authorized by the directors without shareholder action, may be proposed by the company’s board of directors or by the holders of shares representing at least ten percent of all of the votes entitled to be cast on the amendment. The company’s board of directors must recommend the amendment to the shareholders, unless the amendment is being proposed by the shareholders, or unless the board of directors determines that because of a conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the company’s shareholders with the amendment. The recommendation or lack thereof must be followed by a majority vote of the holders of the outstanding shares entitled to vote on such amendment and, in certain circumstances, of the holders of a majority of the outstanding shares of each class entitled to vote on such amendment as a class, unless a greater number or proportion is specified in the articles of incorporation or by other provisions of the CBCA.	Under the South African Companies Act, a company may amend its memorandum and articles of association by special resolution of shareholders. A resolution shall be a special resolution if it is passed, on a show of hands, by not less than 75 percent of the number of shareholders entitled to vote who are present, in person or by proxy, or, on a poll, by not less than 75 percent of the total votes to which shareholders present in person or by proxy are entitled, at a general meeting which has been called on not less than 21 clear days’ notice and at which shareholders holding an aggregate of not less than 25 percent of the total voting power of all shareholders entitled to vote at the meeting are present, in person or by proxy. “Clear days” means calendar days excluding the day on which the notice is given and the date of the meeting.
Golden Cycle’s articles of incorporation reserve the right to amend the articles of incorporation in the manner prescribed by the CBCA.
Under the CBCA, by-laws may be amended by the board, unless the articles reserve such power exclusively to the shareholders or the by-laws prohibit such amendment by the shareholders.

Golden Cycle’s by-laws provide for amendment of the by-laws by either the affirmative vote of the issued and outstanding stock at any regular meeting or special meeting of the shareholders where a quorum is present or by the affirmative vote of a majority of the board.

Appraisal Rights/Dissenters’ Rights

Golden Cycle	AngloGold Ashanti

Under the CBCA, shareholders are entitled to exercise dissenters’ rights in the event of certain mergers, share exchanges, sales, leases, exchanges or other dispositions of all or substantially all of the property of the corporation. Shareholders may also dissent in the case of a reverse stock split that reduces the number of shares owned to a fraction of a share or to scrip if such scrip is to be acquired for cash or voided. Dissenters’ rights in Colorado are available to both record holders and beneficial holders.

Under the CBCA, dissenters’ rights are not available for any shares of the constituent corporation surviving the merger if the merger did not require for its approval	Under the South African Companies Act, every shareholder has a remedy in cases of oppressive or unfairly prejudicial conduct. Any shareholder who believes that a particular act or omission of the company is unfairly prejudicial, unjust or inequitable may apply to court for an order seeking relief. The court may, with a view to ending the conduct complained of, make such orders as it deems fit. These may include orders which regulate the future conduct of the company, require the company or another shareholder to purchase the shares of any shareholder of the company or alter the company’s memorandum or articles of association.

Golden Cycle	AngloGold Ashanti

the vote of the holders of the surviving corporation. In addition, no appraisal rights are available to holders of shares of any class of shares which, as of the record date, are either: (a) listed on a national securities exchange or on the national market system of the national association of securities dealers automated quotation system or (b) held of record by more than 2,000 holders, unless such holders are required by the terms of the merger to accept anything other than: (1) shares of the surviving corporation; (2) shares of another corporation which are or will be so listed on a national securities exchange or on the national market system of the national association of securities dealers automated quotation system or held of record by more than 2,000 holders; (3) cash in lieu of fractional shares; or (4) any combination of the above.

Preemptive Rights

Golden Cycle	AngloGold Ashanti

Under the CBCA, shareholders have no preemptive rights to subscribe to additional issues of shares or to any security convertible into such shares unless, and except to the extent that, such rights are expressly provided for in the articles of incorporation.

Golden Cycle’s articles of incorporation prohibit, as a matter of right, the ability of a shareholder to subscribe for or receive additional shares of any class or any securities convertible to stock. However, the board has authority to issue and dispose of additional shares or other convertible securities as it, in its discretion, shall deem advisable.	Any unissued AngloGold Ashanti ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti shareholders may direct in a general meeting. Holders of AngloGold Ashanti ordinary shares may resolve that all or any of such ordinary shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the ordinary shares to such persons at such times and on such terms and conditions and for such consideration as the directors may determine.

Any ordinary shares may be issued with such rights or restrictions as holders of AngloGold Ashanti shares in a general meeting may from time to time determine.

No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act. Section 81 states that a company can issue shares at a discount to the par value of such shares, if such shares are of a class already in issue, if such issue is authorized by a special resolution, if the company has been trading for at least one year, if the issue is sanctioned by the court and if the issue occurs within one month of the sanction. If shares are issued at a discount, every prospectus issued by the company thereafter relating to the issue of any shares, shall contain particulars of the discount allowed on the issue of those shares, or so much of the discount as has not been written off at the date of the issue of such prospectus.

The Listings Requirements of the JSE require new issues of ordinary shares for cash to be made to ordinary shareholders on a pro rata basis unless such requirement has been waived by a resolution of shareholders in general meeting passed by a 75 percent majority vote of those shareholders present at the meeting.

Action by Written Consent of Shareholders

Golden Cycle	AngloGold Ashanti

The CBCA provides that any action that may be taken at a meeting of shareholders may be taken without a meeting and without a vote, if all of the shareholders entitled to vote consent to such action in writing or, if specifically provided in a corporation’s articles of incorporation, the holders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting, consent in writing.

Golden Cycle’s articles of incorporation are silent with respect to written consent of the shareholders and therefore, when acting by written consent, the shareholders may only do so unanimously.	Under the South African Companies Act, a company need not hold an annual general meeting if all shareholders entitled to attend that meeting agree in writing that an annual general meeting shall not be held. In such event, a written resolution dealing with and disposing of the matters required by the South African Companies Act to be dealt with and disposed of at an annual general meeting of a company must be signed by all shareholders entitled to vote at that meeting. The written resolution will be deemed to have been passed at an annual general meeting held on the date on which the last signatory signs the resolution.

There is no provision in AngloGold Ashanti’s memorandum and articles of association for a resolution of shareholders to be taken without a meeting.

Shareholders’ Meetings

Golden Cycle	AngloGold Ashanti

Under the CBCA, an annual meeting of shareholders must be held for the election of directors on a date and at a time designated by or in the manner provided in the by-laws. If not so designated, directors may convene general meetings of shareholders by resolution. Any other proper business may be transacted at the annual meeting.

Under the CBCA, a special meeting of shareholders must be held on call of the board where authorized by the by-laws of the corporation or upon written demand by at least ten percent of shareholders representing all the votes entitled to be cast on any issue proposed. Only business within the purpose or purposes described in the notice of meeting may be conducted at the special meeting.

Under the CBCA, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum unless otherwise provided in the articles of incorporation, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Under the CBCA, unless waived, a corporation must give notice to shareholders of each annual or special shareholders’ meeting no fewer than ten days nor more than 60 days before the meeting; except that, if the number of authorized shares is to be increased, at least 30 days’ notice shall be given.

Golden Cycle’s by-laws mandate at least a 15 day written notice to each shareholder entitled to vote for notice of the annual meeting or any special meeting and further provide that a special meeting of the shareholders may be called by a majority vote	The directors may convene general meetings of AngloGold Ashanti shareholders. Subject to the provisions of the South African Companies Act, the shareholders may requisition for the convening of a general meeting.

An AngloGold Ashanti annual general meeting and a meeting of AngloGold Ashanti shareholders for the purpose of passing a special resolution may be called by giving 21 clear days’ notice in writing of that shareholders’ meeting. For any other meeting of AngloGold Ashanti shareholders, 14 clear days’ notice must be given. All shareholders are entitled to attend.

AngloGold Ashanti’s memorandum and articles of association provide that a quorum for a general meeting of members (other than a meeting at which a special resolution will be passed) consists of three members present personally, or if the member is a corporate entity, represented and entitled to vote. If a general meeting requisitioned by shareholders is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision. In any other case the meeting stands adjourned and those shareholders present at the adjourned meeting constitute a quorum.

The quorum of a members’ meeting convened for the purpose of passing a special resolution consists of three members holding at least 25 percent of the total member votes present in person or by proxy. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned

Golden Cycle	AngloGold Ashanti

of the board, the president and secretary of the corporation or any number of shareholders which may be provided for by the CBCA.	meeting, and the members present at the second meeting shall constitute a quorum as long as there are at least three of them at the second meeting. A special resolution must be passed, on a show of hands, by a vote of 75 percent of the members, entitled to vote who are present at the meeting, personally or by proxy, or by a vote of 75 percent of the total votes to which, on a poll, members present in person or by proxy are entitled.
If the meeting is not quorate and is convened upon the requisition of members, the meeting is dissolved.

Election of Directors and Representation

Golden Cycle	AngloGold Ashanti

Under the CBCA, the board of directors of a corporation must consist of one or more members. The number of directors must be fixed in accordance with the by-laws. Each director will hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. The directors are elected at the annual meeting of shareholders. The directors may be divided into one, two or three classes. Golden Cycle’s articles of incorporation require Golden Cycle to have at least three directors.

Golden Cycle’s by-laws provide that the number of directors which will constitute its board of directors may from time to time be increased or decreased by resolution of the board of directors, provided that the number of directors shall not be less than three nor more than eleven.

Golden Cycle currently has five directors.	AngloGold Ashanti’s memorandum and articles of association require AngloGold Ashanti to have at least four directors.

The board of directors may appoint any person to be a director and any director so appointed shall hold office only until the following annual general meeting and shall then be eligible for re-election. The directors who retire at the annual general meeting in this manner shall not be taken into account in determining the directors who are to retire by rotation at such meeting.

At every annual general meeting at least one-third of the directors must retire from office, but are eligible for re- election. The directors so to retire at such annual general meeting shall be those who have been the longest in office since their last election. Where more than one director has served for an equal length of time, unless they agree between themselves, the director to resign will be determined by lot.
As a result, at least two annual general meetings of shareholders will be required for shareholders to change the majority of AngloGold Ashanti’s board of directors.

Removal of Directors

Golden Cycle	AngloGold Ashanti

Under the CBCA, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors at a meeting where special notice has been given, except (a) if the articles of incorporation provide otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively	The South African Companies Act provides that directors may be removed by the vote of the majority of shareholders at a meeting where special notice has been given.

AngloGold Ashanti’s memorandum and articles of association provide that a director will no longer act as a director of the company if he or she becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors, is removed by a resolution of AngloGold Ashanti, is prohibited from

Golden Cycle	AngloGold Ashanti

voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Golden Cycle’s articles of incorporation are silent with respect to the vote required to remove directors and, therefore, Golden Cycle’s directors may be removed in the manner described above.	acting as a director by applicable law or is absent from board meetings without leave of the directors for six consecutive months. A director can resign with one month’s written notice unless he or she obtains the permission of the directors to shorten his or her notice period.

Filling of Vacancies

Golden Cycle	AngloGold Ashanti

The CBCA provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the articles of incorporation or by-laws of the corporation or (2) the articles of incorporation directs that a particular class of share is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.	AngloGold Ashanti’s memorandum and articles of association provide that the shareholders in general meeting or the directors may appoint any person as a director either to fill a casual vacancy or as an addition to the board, provided that the number of directors does not exceed the maximum number of directors, if any. Directors so appointed shall retain office until the next annual general meeting and shall then be eligible for re-election.

Golden Cycle’s by-laws state that, should a board position become vacant by reason of death, resignation, retirement, removal, enlargement of the board, disqualification or other reason, a majority of the directors then holding office, though less than a quorum, may choose a successor who shall hold office until the next election of directors.

Shareholder Nominations and Proposals

Golden Cycle	AngloGold Ashanti

Generally, the law of a corporation’s state of incorporation, together with its articles of incorporation and by-laws, govern what matters shareholders may present for a vote at a shareholder meeting, and the U.S. federal securities laws prescribe the procedural mechanisms for presentation and the related disclosures necessary to ensure informed voting decisions once proxies are solicited

Neither the CBCA nor Golden Cycle’s articles of incorporation and by-laws contain any provision regarding advance notice of shareholder nominations of directors or notice of business to be brought before meetings of shareholders. Similarly, the CBCA and Golden Cycle’s organization documents are silent as to the proper subject matter for shareholder proposals other than to direct the operation of the corporation to the board of directors.

Rule 14a-8 of the Exchange Act generally states that companies must include shareholder proposals in proxy materials unless an exception applies. Common exceptions include proposals that concern an improper matter under state law, an operational	The South African Companies Act provides that shareholders holding at least 5 percent of the votes at any general meeting of the company, or at least 100 shareholders entitled to vote at any general meeting, may requisition the directors to convene a general meeting of the company. The requisition must state the objects of the meeting. The company is then obliged to give notice to shareholders not less than 21 days but not more than 35 days before the date of the meeting. If the directors do not deliver such notice within 14 days of receipt of the requisition, the shareholders who requisitioned the general meeting or any portion of them numbering more than 50 or representing more than half of the total voting rights of all the shareholders who requisitioned the general meeting, may themselves on 21 days’ notice convene a meeting stating the objects thereof. All reasonable expenses incurred by the shareholders arising from the failure of the directors to convene a general meeting may be recovered from the company by the relevant shareholders of the company. The advance notice requirement does not give AngloGold Ashanti’s board of directors any power to approve or disapprove director

Golden Cycle	AngloGold Ashanti

matter which accounts for less than 5 percent of the issuer’s total assets, less than 5 percent of its net earnings and gross sales and is not otherwise significantly related to the issuer’s business, matters concerning the ordinary business of the corporation and matters beyond the power of the corporation to effectuate.	nominations or proposals by shareholders, but it may have the effect of precluding nominations or proposals from being considered at a meeting if the proper notice procedures are not followed.

Two or more shareholders holding not less than 10 percent of the issued share capital of a company may also call a general meeting of the company.

Dividends

Golden Cycle	AngloGold Ashanti

The CBCA states that the payment of dividends or distributions is generally permissible unless after giving effect to the dividend or distribution, the corporation would be unable to pay its debts as they became due in the usual course of business, or if the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time the dividend was paid, to satisfy the preferential rights of shareholders whose preferential rights upon dissolution of the corporation are greater than those of the shareholders receiving the dividend.

Golden Cycle’s by-laws provide that dividends may be declared by the board of directors at any regular or special meeting and paid in cash, property or in shares of capital stock.	The AngloGold Ashanti ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends from any reserves included in total shareholders’ equity calculated in accordance with IFRS, subject to compliance with the solvency and liquidity requirements of the South African Companies Act. No larger dividend may be declared by shareholders in general meeting than is recommended by the directors. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Dividends may be declared in any currency at the discretion of the board of directors. Currently, dividends are declared in South African rand and paid in Australian dollars, South African rand, Ghanaian cedis or British pounds.

Rights of Purchase and Reduction of Share Capital

Golden Cycle	AngloGold Ashanti

Under the CBCA, a corporation may acquire its own shares, except with respect to any preemptive rights granted. Shares so acquired constitute authorized but unissued shares.	AngloGold Ashanti’s shareholders may, by way of a special resolution, approve a repurchase of AngloGold Ashanti shares by AngloGold Ashanti or a subsidiary of AngloGold Ashanti, subject to satisfaction of certain solvency and liquidity tests and provisions of the South African Companies Act, the Listing Requirements of the JSE Limited and the rules of any other stock exchange on which the shares of AngloGold Ashanti are listed.

Limitation of Directors’ Liability/Indemnification of Officers and Directors

Golden Cycle	AngloGold Ashanti

Unless limited by its articles of incorporation, the CBCA requires a corporation to indemnify any person who was wholly successful in the defense of any proceeding to which the person was a party by virtue of directorship, against reasonable expenses incurred by the person in connection with the proceeding.	Under South African common law, directors are required to comply with certain fiduciary obligations that they owe to the company and to exercise proper skill in discharging their responsibilities. In this regard, a director owes to the company a fiduciary duty to exercise his or her powers in what he or she honestly believes is in the best interest of the company. Such fiduciary duties include:

Golden Cycle	AngloGold Ashanti

The CBCA permits a corporation to include in its articles of incorporation a provision eliminating or limiting a director’s personal liability to the corporation or its shareholders for monetary damages resulting from certain of the director’s breaches of fiduciary duty. Generally, the CBCA permits a corporation to indemnify certain persons made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. To the extent that person has been successful in any such matter, that person will be indemnified against expenses actually and reasonably incurred by him or her. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable to the corporation unless and only to the extent that the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

The CBCA expressly provides that the liability of a director may not be eliminated or limited for (1) breaches of his or her duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) the unlawful purchase or redemption of shares or unlawful payment of dividends or (4) any transaction from which the director derived an improper personal benefit. The CBCA further provides that no such provision will eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

The CBCA also allows a corporation to advance reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding under limited circumstances. With respect to indemnification under the CBCA, the corporation is required to give shareholders, with or before the notice for the next shareholders’ meeting, a notice of all indemnification of, or advancement of expenses to, the company’s directors in connection with a proceeding by or in the right of the company.

Golden Cycle’s articles of incorporation provide for the elimination of liability of directors to Golden Cycle or its shareholders for monetary damages for breach of fiduciary duty as a directory to the fullest extent permitted by the CBCA. It also provides for
•  to act in good faith;
•  to exercise his or her powers for a proper purpose;
•  not to fetter his or her discretion;
•  to avoid conflicts of interest;
•  not to use corporate property, information or opportunities for personal profit;
•  to exercise care and skill; and
•  to disclose or account for secret profits.

In addition to these common law duties, directors of South African companies are required to comply with a number of statutory duties imposed by the South African Companies Act. Under the South African Companies Act, shareholders are entitled to approach a court to hold a director or officer personally responsible, without any limitation of liability, for any debts or other liabilities of the company as the court may direct where that director or officer is knowingly a party to the company conducting business recklessly, or with the intent to defraud creditors of the company or any other person or for any fraudulent purpose.

Section 247 of the South African Companies Act voids any provision, whether in the company’s articles of association or contract with the company and whether express or implied, which purports to (1) exempt any director or officer of the company from any liability which by law would otherwise attach to the director or officer in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to the company or (2) indemnify the director or officer against any such liability. It is valid, however, to obtain insurance to cover claims brought by the company itself but not by creditors.

Section 247 of the South African Companies Act also provides that the prohibition described above will not be construed as prohibiting a company from indemnifying a director, officer or auditor in respect of any liability incurred by that person in defending any proceedings against them (in their capacity as director, officer or auditor of the company), whether civil or criminal (including a proceeding under U.S. securities laws), in which judgment is given in their favor or in which they are acquitted or in respect of any such proceedings which are abandoned. The indemnity may include expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably incurred by such person in connection with the action, suit or proceedings. The indemnification is contained in AngloGold Ashanti’s memorandum and articles of association.

Section 248 of the South African Companies Act allows a court to grant relief to any director, officer or auditor of a company if it appears to the court that the person concerned is or may be liable in respect of the

Golden Cycle	AngloGold Ashanti

indemnification of directors, officers, employees or agents of Golden Cycle to the fullest extent permitted by the CBCA.	negligence, default, breach of duty or breach of trust, but has acted honestly and reasonably, and that having regard to all the circumstances of the case, including those connected with the appointment, that person ought fairly to be excused from such negligence, default or breach of trust, the court may relieve them, either in whole or in part, from liability on such terms as the court may deem fit.

Special Meetings

Golden Cycle	AngloGold Ashanti

See “Shareholders’ Meetings” above.	See “Shareholders’ Meetings” above.

Shareholder Votes on Certain Reorganizations

Golden Cycle	AngloGold Ashanti

Under the CBCA, a majority vote of the outstanding shares entitled to vote thereon generally is necessary to approve a merger or consolidation. However, for corporations incorporated under the CBCA prior to June 30, 1994, unless the articles of incorporation contain a provision establishing the vote of shareholders required to approve a plan of merger, a plan of merger must be approved by each voting group entitled to vote separately on the plan by two-thirds of all the votes entitled to be cast on the plan by that voting group. Golden Cycle was incorporated prior to June 30, 1994 and its articles of incorporation do not contain a provision establishing the vote of shareholders required to approve a plan of merger. Therefore, two-thirds of the outstanding shares of Golden Cycle entitled to vote thereon is necessary to approve a plan of merger.

The CBCA permits a corporation to include in its articles of incorporation a provision requiring for any corporate action the vote of a larger portion of the shares or of any class or series of shares than would otherwise be required. Golden Cycle’s articles of incorporation do not contain such a provision.

Under the CBCA, no vote of the shareholders of a surviving corporation to a merger is needed, however, unless required by the articles of incorporation, if (1) the agreement of merger does not amend in any material respect the articles of incorporation of the surviving corporation, (2) the shares of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20 percent of the surviving corporation’s common shares outstanding immediately prior to the effective date of the merger.	Under the South African Companies Act, AngloGold Ashanti may, by special resolution, amend its memorandum and articles of association.

The South African Companies Act requires, among other things, the following additional matters also to be resolved by way of a special resolution:
•  the change of name of a company;
•  any amendment to the existing share capital of a company;
•  the conversion of a company from one type or form to another; and
•  a decision to wind-up the company.

Under the South African Companies Act, a special resolution may be passed by the company at a meeting of shareholders called on not less than 21 clear days’ notice, which notice states the intention to propose a special resolution, and at least three shareholders holding at least 25 percent of the total vote of the shareholders entitled to vote are present, in person or by proxy, at the meeting. If the meeting does not have a quorum, it will stand adjourned to a date not earlier than seven days and not later than 21 days after the adjourned meeting, and the shareholders present at the second meeting shall constitute a quorum. A special resolution may only be passed, on a show of hands, by a vote of 75 percent of shareholders entitled to vote who are present, in person or by proxy, and, on a poll, by a majority vote of 75 percent of the total votes to which shareholders present in person or by proxy are entitled.

If an amendment to AngloGold Ashanti’s memorandum or articles of association will result in the amendment or cancellation of any rights attaching to a specific class of shares, shareholders of that class must approve the amendment either with the consent in writing of the holders of at least 75 percent of the

Golden Cycle	AngloGold Ashanti

issued shares of that class or by a resolution passed as if it were a special resolution at a separate general meeting of members of that class. At such meeting, at least three shareholders holding at least one-third of the issued shares of that class must be present, in person or by proxy, to constitute a quorum.

Certain Provisions Relating to Business Combinations

Golden Cycle	AngloGold Ashanti

The CBCA does not contain any business combination provisions.	Depending on the size of an acquisition in relation to thresholds established by the JSE, if the acquisition constitutes a Category 1 transaction for the purposes of the Listings Requirements of the JSE, the approval of AngloGold Ashanti’s shareholders for such acquisition may be required.

An acquisition of control (35 percent or more of the voting rights of a company) of a public company in South Africa or a private company in South Africa where shareholders’ interests, valued at the offer price and the shareholders’ loan capital, exceeds 5 million South African rand and where there are more than 10 beneficial shareholders, would be subject to compliance with the provisions of the South African Securities Regulation Code on Take-overs and Mergers.
Depending on the size of the merger, an acquisition of control of a South African entity may require a filing with the South African Anti-trust authorities and be subject to their approval.

Rights of Inspection

Golden Cycle	AngloGold Ashanti

Under the CBCA, any record or beneficial shareholder of the corporation may, upon five days’ written demand, inspect certain records, including shareholder actions, minutes of shareholder meetings, communications with shareholders and recent financial statements during regular business hours at the corporation’s principal office. In addition, upon five days’ written demand, any such shareholder may inspect the list of shareholders and certain other corporate records, including minutes of the meetings of the corporation’s board of directors, if the shareholder either (i) has been a shareholder for at least three months or (ii) is a shareholder of at least five percent of all outstanding shares of any class of shares when the demand is made, provided that the demand is made in good faith for a proper purpose reasonably related to such person’s interests as a shareholder.	Under the South African Companies Act, every shareholder of a company, on the payment of the prescribed fee, may obtain a copy of the company’s memorandum and articles of association, including any alteration to them. A copy of the certificate of incorporation and the memorandum and articles of association, certified by a notary public, must be kept at the registered office of the company and shareholders are entitled to make copies of them. In addition, these documents are public documents and upon payment of the prescribed fee can be obtained by any member of the public from the office of the Registrar of Companies.

Under the South African Companies Act, the register of shareholders of AngloGold Ashanti must be open for inspection during business hours by any shareholder or his or her authorized agent free of charge and by any other member of the public upon payment of a prescribed fee. Any person may apply to AngloGold Ashanti for a copy of the extract from the register of shareholders which the company must furnish upon

Golden Cycle	AngloGold Ashanti

payment of the prescribed fee. This also applies in respect of any register of share transfers kept by the company as well as the register of directors, officers, company secretaries and auditors of the company. The above registers must be kept at the registered office of AngloGold Ashanti or at any office in South Africa where the work of making up the registers is done, and if the registers are moved, the Registrar of Companies must be informed.

Shareholder Suits

Golden Cycle	AngloGold Ashanti

Under Colorado law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit. Colorado law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. Also, an individual shareholder or a group of shareholders may commence a suit against the corporation on behalf of such shareholder or group of shareholders. However, in such instances, the alleged injury must be “unique” to the individual or group of shareholders and not suffered generally be other shareholders.

Under the CBCA, if a court finds that a derivative action was brought without reasonable cause, the court may require the plaintiff to pay the defendants’ reasonable expenses attributable to the defense of such action, exclusive of attorneys’ fees. In addition, under the CBCA, a corporation may, at any time before final judgment, require the plaintiff to give a security for the costs and reasonable expenses which may be incurred by it or other parties named as defendants in the defense of such action, but not including attorneys’ fees, if the shareholder instituting the action holds less than five percent of the outstanding shares of any class of a corporation’s capital stock, unless the shares so held have a market value in excess of $25,000. If the court then finds that the action was instituted without cause, the corporation may have recourse to such security in the amount determined by the court.	Under the common law of South Africa, a company is the proper plaintiff to bring an action in respect of a wrong done to it. However, shareholders of a company have a choice between the common law action or a statutory derivative action to sue on behalf of the company, assert the company’s rights and to seek relief for the company. A common law derivative action may also be commenced by a shareholder of the company. It is generally accepted that such action may be instituted if a ratifiable wrong has been done to the company and the company cannot or will not institute action against the wrongdoers because such wrongdoers control the company.

Under the South African Companies Act, a statutory derivative action may be instituted by a shareholder of a company if that company has suffered damages or loss or has been deprived of any benefit as a result of a wrong, a breach of trust or a breach of faith that has been committed by any director or officer of the company or any past director or officer of the company while he or she was a director or officer of that company, where that company has refused to redress the wrong. However, this action is limited to the extent that it can only be instituted in respect of damages or loss suffered by the company and not the shareholders. Furthermore, the action is only available if the company has not itself instituted an action. Such proceedings can be instituted even if the company has ratified or condoned the cause of action or any conduct or omission relating thereto.

Conflict of Interest Transactions

Golden Cycle	AngloGold Ashanti

Colorado law and the CBCA generally permit transactions involving a Colorado corporation and an interested director of that corporation if (a) the material facts as to his or her relationship or interest are disclosed and a majority of disinterested directors	A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold Ashanti or any of AngloGold Ashanti’s subsidiaries must declare the nature of his or her interest to

Golden Cycle	AngloGold Ashanti

consents, (b) the material facts are disclosed as to his or her relationship or interest and a majority of shares entitled to vote thereon consents or (c) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee or the shareholders.

Golden Cycle’s by-laws state that no director shall vote on a question in which he or she is interested other than as a shareholder, except the election of a president or other officer or employee, or be present at the meeting of the board while the same is being considered; but if his or her retirement from the board in such case reduces the number present below a quorum, the question may nevertheless be decided by those who remain.	AngloGold Ashanti in accordance with the South African Companies Act. A director may not vote nor be counted in the quorum and if he or she shall do so his or her vote shall not be counted on any resolution for his or her own appointment to any other office or position under AngloGold Ashanti or in respect of any contract or arrangement in which he or she is interested, but this prohibition shall not apply to:

(i)   any arrangement for giving to any director any security or indemnity in respect of money lent by him or her to, or obligations undertaken by him or her for the benefit of, AngloGold Ashanti,

(ii) any arrangement for the giving by AngloGold Ashanti of any security to a third party in respect of a debt or obligation of AngloGold Ashanti which the director has himself guaranteed or secured,
(iii) any contract by a director to subscribe for or underwrite securities, or

(iv) any contract or arrangement with a company in which he or she is interested by reason only of being a director, officer, creditor or member of such company (and note that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by AngloGold Ashanti in general meeting).

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with AngloGold Ashanti or any company in which AngloGold Ashanti is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his or her own appointment.

If any question arises at any meeting as to the entitlement of any directors to vote and such question is not resolved by his or her voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his or her ruling in relation to any other director must be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

The directors may exercise the voting powers conferred by the shares in any other company held or owned by AngloGold Ashanti in such manner and in all respects as they think fit, including the exercise thereof in favor of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the

Golden Cycle	AngloGold Ashanti

payment of remuneration to the directors or officers of such other company.

Financial Information Available to Shareholders

AngloGold Ashanti and Golden Cycle are each required to file Annual Reports with the SEC containing certain financial information. Golden Cycle files Annual Reports on Form 10-K, which contain audited financial statements prepared in accordance with U.S. GAAP, and Quarterly Reports on Form 10-Q, which contain unaudited quarterly financial statements prepared in accordance with U.S. GAAP, proxy statements on Schedule 14A and Current Reports on Form 8-K. AngloGold Ashanti files Annual Reports on Form 20-F, which contain audited annual financial statements prepared in accordance with U.S. GAAP. AngloGold Ashanti, as a foreign private issuer, is not required, however, to file Quarterly Reports, but chooses to furnish quarterly financial information prepared in accordance with U.S. GAAP under cover of a Report on Form 6-K.

MARKET PRICE AND DIVIDEND DATA

Market Prices

AngloGold Ashanti

AngloGold Ashanti ADSs, each representing one AngloGold Ashanti ordinary share, par value 25 South African cents per share, are listed on the New York Stock Exchange under the symbol “AU”. AngloGold Ashanti ordinary shares are listed on the JSE under the symbol “ANG”, the London Stock Exchange under the symbol “AGD”, Euronext Paris under the symbol “VA”, the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol “AGG”, the Ghana Stock Exchange where its shares are quoted under the symbol “AGA” and in the form of GhDSs under the symbol “AADS”, each representing one-hundredth of an ordinary share, and Euronext Brussels where its shares are quoted in the form of unsponsored international depositary receipts under the symbol “ANG”.

The following tables set forth, for the periods indicated, the high and low sales prices per share of AngloGold Ashanti ordinary shares and ADSs as reported on the JSE and the New York Stock Exchange, respectively.

			New York
			Stock Exchange
			American
	JSE		Depositary
	Ordinary Shares		Shares
	High	Low	High	Low
	(South African cents		(U.S. $ per ADS)
	per share)

Year ended December 31
2003	33,900	19,100	49.95	27.10
2004	31,900	18,620	48.25	29.91
2005	31,990	18,700	49.88	30.50
2006	38,700	24,700	62.20	35.58
2007	35,899	25,400	49.42	33.80
Year ended December 31, 2006
First Quarter	38,700	29,005	62.20	46.51
Second Quarter	35,621	24,700	58.36	37.17
Third Quarter	36,050	27,500	51.07	37.10
Fourth Quarter	35,000	28,250	48.91	35.58
Year ended December 31, 2007
First Quarter	35,889	30,300	49.34	41.10
Second Quarter	35,322	26,100	49.42	37.10
Third Quarter	33,600	25,400	47.92	33.80
Fourth Quarter	33,600	29,100	48.64	40.00
Year ended December 31, 2008
First Quarter	34,900	24,801	51.35	30.50
Monthly Information
December 2007	33,600	27,281	48.64	40.00
January 2008	34,900	28,100	51.35	40.44
February 2008	31,500	25,501	42.29	33.44
March 2008	30,350	24,801	37.75	30.50
April 2008	29,982	25,052	37.96	32.90
May 2008 (through May 23, 2008)	30,999	24,700	40.91	32.94

The trading volume of AngloGold Ashanti securities on the London Stock Exchange, Euronext Paris, the Australian Stock Exchange, the Ghana Stock Exchange and Euronext Brussels is immaterial.

As at May 23, 2008, the latest practicable date prior to the date hereof, the quoted price of AngloGold Ashanti ordinary shares on the JSE was R303.95 and the quoted price of AngloGold Ashanti ADSs on the New York Stock Exchange was $39.29.

Golden Cycle

As of March 6, 2006, Golden Cycle’s listing was moved to the NYSE Arca, on which it trades under the symbol “GCGC”. For the relevant periods prior to March 6, 2006, Golden Cycle common stock was listed on the Pacific Exchange. The table below sets forth the highest and lowest quoted prices of Golden Cycle common stock on the NYSE Arca or the Pacific Exchange, as applicable. All stock prices for periods in 2004 prior to the five-for-one stock split in July 2004 have been adjusted to reflect the split.

	Golden Cycle Common Stock
	High	Low
	(U.S. $ per share)

Year ended December 31
2003	3.60	2.10
2004	5.00	0.51
2005	4.10	1.90
2006	11.00	2.00
2007	13.00	4.00
Year ended December 31, 2006
First Quarter	4.20	3.03
Second Quarter	11.00	2.00
Third Quarter	8.50	5.25
Fourth Quarter	7.90	4.20
Year ended December 31, 2007
First Quarter	9.74	5.00
Second Quarter	7.35	5.48
Third Quarter	8.50	4.00
Fourth Quarter	13.00	7.10
Year ended December 31, 2008
First Quarter	14.97	8.68
Monthly Information
December	13.00	8.50
January	14.97	9.78
February	13.00	9.40
March	10.90	8.68
April	10.89	9.56
May (through May 23, 2008)	11.68	9.50

As at May 23, 2008, the latest practicable date prior to the date hereof, the quoted price per share of Golden Cycle common stock on the NYSE Arca was $11.07.

Dividends

AngloGold Ashanti

The table below sets forth, for the periods indicated, the amounts of interim, final and total dividends paid per AngloGold Ashanti ordinary share.

	Interim	Final	Total	Interim	Final	Total
	(South African cents per			(U.S. cents per ordinary
	ordinary share)			share)(1)

Year ended December 31
2003	375	335	710	50.73	49.82	100.55
2004	170	180	350	25.62	30.37	55.99
2005	170	62	232	26.09	9.86	35.95
2006	210	240	450	29.40	32.38	61.78
2007	90	53	143	12.44	6.60	19.04

(1)	Dividends for these periods were declared in South African cents. U.S. dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

Future dividends will be dependent on AngloGold Ashanti’s cash flow, earnings, planned capital expenditures, financial condition and other factors. AngloGold Ashanti does not currently intend to substantially change its practice of paying out dividends from funds available after providing for capital expenditure and long-term growth. Under South African law, AngloGold Ashanti may declare and pay dividends from any capital and reserves included in total stockholders’ equity calculated in accordance with IFRS, subject to its solvency and liquidity. As at December 31, 2007, AngloGold Ashanti’s total stockholders’ equity on an unconsolidated basis as calculated under IFRS amounted to R18,377 million ($2,699 million). Dividends are payable to shareholders registered at a record date that is after the date of declaration. Given that AngloGold Ashanti is in its highest ever capital expenditure phase, it will continue to manage capital expenditure in line with profitability and cash flow and its approach to the dividend on the basis of prudent financial management.

Under the terms of AngloGold Ashanti’s memorandum and articles of association, dividends may be declared in any currency at the discretion of its board of directors or its shareholders at a general meeting. Currently, dividends are declared in South African rand and paid in Australian dollars, South African rand, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in U.S. dollars converted from South African rand by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement.

Golden Cycle

Golden Cycle has never paid a dividend.

WHERE YOU CAN FIND MORE INFORMATION

AngloGold Ashanti files Annual Reports on Form 20-F with, and furnishes other information under cover of a Report on Form 6-K to, the Securities and Exchange Commission under the Exchange Act. As a foreign private issuer, AngloGold Ashanti is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and AngloGold Ashanti’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. Golden Cycle files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at the above address, at prescribed rates.

The SEC also maintains an internet website that contains reports and other information about issuers, like AngloGold Ashanti and Golden Cycle, who file electronically with the SEC. The address of that site is http://www.sec.gov.

AngloGold Ashanti has filed a registration statement on Form F-4 to register with the SEC the issuance of the AngloGold Ashanti ordinary shares pursuant to the merger. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the registration statement, including the exhibits to the registration statement, on Form F-4 (and any amendments to those documents) in the manner described above.

The SEC allows AngloGold Ashanti and Golden Cycle to “incorporate by reference” information into this proxy statement/prospectus, which means that AngloGold Ashanti and Golden Cycle can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or subsequent filings deemed incorporated by reference herein.

This proxy statement/prospectus incorporates by reference the documents set forth below that AngloGold Ashanti and Golden Cycle have previously filed with the SEC. These documents contain important information about AngloGold Ashanti and Golden Cycle and their financial condition.

ANGLOGOLD ASHANTI SEC FILINGS (File No. 001-14846)	Period

Annual Report on Form 20-F	Year ended December 31, 2007, filed with the SEC on May 19, 2008
Reports on Form 6-K	Furnished to the SEC on:
• May 22, 2008 (filing regarding first quarter earnings prepared in accordance with U.S. GAAP)

GOLDEN CYCLE SEC FILINGS (File No. 001-09385)	Period

Annual Report on Form 10-K	Year ended December 31, 2007, filed with the SEC on March 21, 2008
Quarterly Reports on Form 10-Q	Quarter ended:
• March 31, 2008, filed with the SEC on May 14, 2008

AngloGold Ashanti and Golden Cycle also incorporate by reference into this proxy statement/prospectus additional documents that they may file with or furnish to the SEC from the date of this proxy statement/prospectus to the date of the special meeting of Golden Cycle shareholders. These include reports such as Annual Reports on Form 10-K or Form 20-F, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K filed with (as opposed to furnished to) the SEC, any Reports on Form 6-K designated as being incorporated by reference into this proxy statement/prospectus, as well as proxy statements filed by Golden Cycle.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus in deciding how to vote on the merger. No one has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is accurate as of its date. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to Golden Cycle shareholders nor the issuance of AngloGold Ashanti ordinary shares or ADSs in connection with the merger will create any implication to the contrary.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

AngloGold Ashanti is a public company incorporated under the laws of South Africa. All except one of AngloGold Ashanti’s directors, all except one of AngloGold Ashanti’s officers and certain of the experts named herein reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those persons with respect to matters arising under the federal securities laws of the United States.

In addition, substantially all of AngloGold Ashanti’s assets and the assets of AngloGold Ashanti’s directors and officers are located outside the United States. As a result, you may not be able to enforce against AngloGold Ashanti or its directors and officers judgments obtained in U.S. courts predicated on the civil liability provisions of the federal securities laws of the United States.

AngloGold Ashanti has been advised by Taback & Associates (Pty) Limited, AngloGold Ashanti’s South African counsel, that there is doubt as to the enforceability in South Africa, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated on the U.S. federal securities laws.

LEGAL MATTERS

The validity of the AngloGold Ashanti ordinary shares offered in the merger through this proxy statement/prospectus will be passed upon for AngloGold Ashanti by Taback & Associates (Pty) Limited.

The material U.S. federal income tax consequences of the merger will be passed upon for AngloGold Ashanti by Davis Graham & Stubbs LLP, Denver, Colorado. The material U.S. federal income tax consequences of the merger for Golden Cycle, and of the ownership of AngloGold Ashanti ADSs received by Golden Cycle shareholders in the merger, will be passed upon by Dorsey & Whitney LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements of AngloGold Ashanti included in AngloGold Ashanti’s Annual Report on Form 20-F as of December 31, 2007, and for each of the years in the period then ended and incorporated by reference in this registration statement, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon included in the Annual Report on Form 20-F and incorporated by reference in this registration statement. These consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Société des Mines de Morila S.A. included in AngloGold Ashanti’s 2007 Annual Report on Form 20-F and incorporated in this registration statement by reference have been so incorporated, in respect of the year ended December 31, 2006, in reliance on the report by Ernst & Young, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting and, in respect of the year ended December 31, 2005, in reliance on the report by PricewaterhouseCoopers, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Société d’Exploitation des Mines d’Or de Sadiola S.A. and the financial statements of Société d’Exploitation des Mines d’Or de Yatela S.A., included in AngloGold Ashanti’s 2007 Annual Report on Form 20-F and incorporated in this registration statement by reference have been so incorporated in reliance on the reports by KPMG Inc., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Golden Cycle included in Golden Cycle’s Annual Report on Form 10-K as of December 31, 2007 and 2006, and for each of the years in the period then ended and included in this registration statement, have been audited by Ehrhardt Keefe Steiner & Hottman P.C., independent registered public accounting firm, as stated in their report which is included in this registration statement and have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 247 of the South African Companies Act provides that a company may indemnify a director, officer or auditor in respect of any liability incurred by that person in defending any proceedings against them (in their capacity as director, officer or auditor of the company), whether civil or criminal, in which judgment is given in their favor or in which they are acquitted, or in the circumstance where the proceedings are abandoned.

Section 248 of the South African Companies Act allows the court to grant relief to any director, officer or auditor of a company if it appears to the court that the person concerned is or may be liable for negligence, default, breach of duty or breach of trust, but has acted honestly and reasonably, and that, in light of all the circumstances, including those connected with such person’s appointment, that person ought fairly to be excused for the negligence, default, breach of duty or breach of trust. In this situation, the court may relieve the person, either wholly or partly, from his or her liability on such terms as the court may deem fit.

AngloGold Ashanti’s memorandum and articles of association provide that, subject to the provisions of the South African Companies Act, AngloGold Ashanti will indemnify its directors, managers, secretaries, and other officers or servants against all costs, losses and expenses they may incur or become liable to pay by reason of any contract entered into, or any act or deed done by them in the discharge of their duties as such.

AngloGold Ashanti has purchased director’s and officer’s liability insurance.

Item 21.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith unless otherwise indicated:

Exhibit No.		Description

2	.1*	Agreement and Plan of Merger, dated as of January 11, 2008, by and among AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated, GCGC LLC and Golden Cycle Gold Corporation (included as Annex A to the proxy statement/prospectus)
2.2		First Amendment to Agreement and Plan of Merger, dated as of May 27, 2008, by and among AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated, GCGC LLC and Golden Cycle Gold Corporation (included as Annex A to the proxy statement/prospectus)
3.1		Memorandum and Articles of Association of AngloGold Ashanti Limited (incorporated by reference to Exhibit 19.1 to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
4.1		Deposit Agreement, dated May 27, 2008, with The Bank of New York (incorporated by reference to Exhibit 1 to AngloGold Ashanti’s registration statement on Form F-6/A (Registration No. 333-133049 filed with the SEC on May 27, 2008))
5.1		Opinion of Taback & Associates (Pty) Limited, South African counsel to AngloGold Ashanti Limited, regarding the validity of the securities being registered
8.1		Opinion of Davis Graham & Stubbs LLP regarding material United States federal income tax consequences relating to the merger
8.2		Opinion of Dorsey & Whitney LLP regarding material United States federal income tax consequences relating to the merger
10	.1*	Shareholder Support Agreement, dated January 11, 2008, between David W. Tice & Associates, LLC and AngloGold Ashanti Limited
10	.2*	Shareholder Support Agreement, dated January 11, 2008, between Donald L. Gustafson and AngloGold Ashanti Limited
10	.3*	Shareholder Support Agreement, dated January 11, 2008, between Dr. Taki N. Anagnoston and AngloGold Ashanti Limited

Exhibit No.		Description

10	.4*	Shareholder Support Agreement, dated January 11, 2008, between Robert T. Thul and AngloGold Ashanti Limited
10	.5*	Shareholder Support Agreement, dated January 11, 2008, between Estate of Rex H. Hampton and AngloGold Ashanti Limited
10	.6*	Shareholder Support Agreement, dated January 11, 2008, between Rex H. Hampton Jr. and AngloGold Ashanti Limited
10	.7*	Shareholder Support Agreement, dated January 11, 2008, between James C. Ruder and AngloGold Ashanti Limited
10	.8*	Shareholder Support Agreement, dated January 11, 2008, between Midas Fund, Inc. and AngloGold Ashanti Limited
10	.9*	Shareholder Support Agreement, dated January 11, 2008, between OCM Gold Fund and AngloGold Ashanti Limited
10.10		Registration Rights Agreement, dated March 3, 2006, between AngloGold Ashanti Limited and Anglo South African Capital (Proprietary) Limited (incorporated by reference to AngloGold Ashanti’s Form 6-K filed with the SEC on March 23, 2006)
21.1		List of subsidiaries of AngloGold Ashanti Limited (incorporated by reference to Exhibit 19.8 to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.1		Consent of Ernst & Young, independent registered public accounting firm to AngloGold Ashanti Limited (incorporated by reference to Exhibit 19.15.1a to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.2		Consent of KPMG Inc., independent registered public accounting firm to Société d’Exploitation des Mines d’Or de Sadiola S.A. (incorporated by reference to Exhibit 19.15.2b to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.3		Consent of KPMG Inc., independent registered public accounting firm to Société d’Exploitation des Mines d’Or de Yatela S.A. (incorporated by reference to Exhibit 19.15.2a to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.4		Consent of PricewaterhouseCoopers, independent registered public accounting firm to Société des Mines de Morila S.A. (incorporated by reference to Exhibit 19.15.3 to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.5		Consent of Ernst & Young, independent registered public accounting firm to Société des Mines de Morila S.A. (incorporated by reference to Exhibit 19.15.1b to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.6		Consent of Ehrhardt Keefe Steiner & Hottman P.C., independent registered public accounting firm to Golden Cycle Gold Corporation
23.7		Consent of PI Financial (US) Corp., dated May 28, 2008
23.8		Consent of Taback & Associates (Pty) Limited, South African counsel to AngloGold Ashanti Limited (included in the opinion filed as Exhibit 5.1 to this registration statement)
23.9		Consent of Davis Graham & Stubbs LLP (included in the opinion filed as Exhibit 8.1 to this registration statement)
23.10		Consent of Dorsey & Whitney LLP (included in the opinion filed as Exhibit 8.2 to this registration statement)
99.1		Form of Golden Cycle Gold Corporation Proxy

*	Previously filed as an exhibit to the registrant’s registration statement on Form F-4 (File No. 333-149068) filed with the Commission on February 5, 2008.

(b) Financial Statement Schedules

Not Applicable

Item 22.	Undertakings

(a) In accordance with Item 512 of Regulation S-K, the undersigned registrant hereby undertakes:

i. to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

ii. that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

iii. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

iv. to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly period that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on May 27, 2008.

ANGLOGOLD ASHANTI LIMITED

By:	/s/ Donald C. Ewigleben
Name:    Donald C. Ewigleben

Title:	President and Chief Executive Officer — AngloGold Ashanti North America Inc.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Srinivasan Venkatakrishnan, Donald C. Ewigleben, Peter V. O’Connor, and each of them acting individually, as true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Russell P. Edey	Non-Executive Director and Chairman	Date

Thokoana J. Motlatsi	Non-Executive Director and Deputy Chairman	Date

/s/ Mark Cutifani Mark Cutifani	Executive Director and Chief Executive Officer	May 27, 2008 Date

/s/ Frank B. Arisman Frank B. Arisman	Non-Executive Director	May 27, 2008 Date

/s/ Reginald E. Bannerman Reginald E. Bannerman	Non-Executive Director	May 27, 2008 Date

Elisabeth Le R. Bradley	Non-Executive Director	Date

/s/ Joseph H. Mensah Joseph H. Mensah	Non-Executive Director	May 27, 2008 Date

/s/ William A. Nairn William A. Nairn	Non-Executive Director	May 27, 2008 Date

/s/ Wiseman L. Nkuhlu Wiseman L. Nkuhlu	Non-Executive Director	May 27, 2008 Date

/s/ Sipho M. Pityana Sipho M. Pityana	Non-Executive Director	May 27, 2008 Date

/s/ Simon R. Thompson Simon R. Thompson	Non-Executive Director	May 27, 2008 Date

/s/ Srinivasan Venkatakrishnan Srinivasan Venkatakrishnan (Venkat)	Executive Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 27, 2008 Date

Authorized Representative in the United States

By:	/s/ Donald C. Ewigleben
Name:   Donald C. Ewigleben

Title:	President and Chief Executive Officer — AngloGold Ashanti North America Inc.

EXHIBIT INDEX

Exhibit No.		Description

2	.1*	Agreement and Plan of Merger, dated as of January 11, 2008, by and among AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated, GCGC LLC and Golden Cycle Gold Corporation (included as Annex A to the proxy statement/prospectus)
2.2		First Amendment to Agreement and Plan of Merger, dated as of May 27, 2008, by and among AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated, GCGC LLC and Golden Cycle Gold Corporation (included as Annex A to the proxy statement/prospectus)
3.1		Memorandum and Articles of Association of AngloGold Ashanti Limited (incorporated by reference to Exhibit 19.1 to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
4.1		Deposit Agreement, dated May 27, 2008, with The Bank of New York (incorporated by reference to Exhibit 1 to AngloGold Ashanti’s registration statement on Form F-6/A (Registration No. 333-133049 filed with the SEC on May 27, 2008))
5.1		Opinion of Taback & Associates (Pty) Limited, South African counsel to AngloGold Ashanti Limited, regarding the validity of the securities being registered
8.1		Opinion of Davis Graham & Stubbs LLP regarding material United States federal income tax consequences relating to the merger
8.2		Opinion of Dorsey & Whitney LLP regarding material United States federal income tax consequences relating to the merger
10	.1*	Shareholder Support Agreement, dated January 11, 2008, between David W. Tice & Associates, LLC and AngloGold Ashanti Limited
10	.2*	Shareholder Support Agreement, dated January 11, 2008, between Donald L. Gustafson and AngloGold Ashanti Limited
10	.3*	Shareholder Support Agreement, dated January 11, 2008, between Dr. Taki N. Anagnoston and AngloGold Ashanti Limited
10	.4*	Shareholder Support Agreement, dated January 11, 2008, between Robert T. Thul and AngloGold Ashanti Limited
10	.5*	Shareholder Support Agreement, dated January 11, 2008, between Estate of Rex H. Hampton and AngloGold Ashanti Limited
10	.6*	Shareholder Support Agreement, dated January 11, 2008, between Rex H. Hampton Jr. and AngloGold Ashanti Limited
10	.7*	Shareholder Support Agreement, dated January 11, 2008, between James C. Ruder and AngloGold Ashanti Limited
10	.8*	Shareholder Support Agreement, dated January 11, 2008, between Midas Fund, Inc. and AngloGold Ashanti Limited
10	.9*	Shareholder Support Agreement, dated January 11, 2008, between OCM Gold Fund and AngloGold Ashanti Limited
10.10		Registration Rights Agreement, dated March 3, 2006, between AngloGold Ashanti Limited and Anglo South African Capital (Proprietary) Limited (incorporated by reference to AngloGold Ashanti’s Form 6-K filed with the SEC on March 23, 2006)
21.1		List of subsidiaries of AngloGold Ashanti Limited (incorporated by reference to Exhibit 19.8 to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.1		Consent of Ernst & Young, independent registered public accounting firm to AngloGold Ashanti Limited (incorporated by reference to Exhibit 19.15.1a to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)

Exhibit No.	Description

23.2	Consent of KPMG Inc., independent registered public accounting firm to Société d’Exploitation des Mines d’Or de Sadiola S.A. (incorporated by reference to Exhibit 19.15.2b to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.3	Consent of KPMG Inc., independent registered public accounting firm to Société d’Exploitation des Mines d’Or de Yatela S.A. (incorporated by reference to Exhibit 19.15.2a to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.4	Consent of PricewaterhouseCoopers, independent registered public accounting firm to Société des Mines de Morila S.A. (incorporated by reference to Exhibit 19.15.3 to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.5	Consent of Ernst & Young, independent registered public accounting firm to Société des Mines de Morila S.A. (incorporated by reference to Exhibit 19.15.1b to AngloGold Ashanti’s Form 20-F filed with the SEC on May 19, 2008)
23.6	Consent of Ehrhardt Keefe Steiner & Hottman P.C., independent registered public accounting firm to Golden Cycle Gold Corporation
23.7	Consent of PI Financial (US) Corp, dated May 28, 2008
23.8	Consent of Taback & Associates (Pty) Limited, South African counsel to AngloGold Ashanti Limited (included in the opinion filed as Exhibit 5.1 to this registration statement)
23.9	Consent of Davis Graham & Stubbs LLP (included in the opinion filed as Exhibit 8.1 to this registration statement)
23.10	Consent of Dorsey & Whitney LLP (included in the opinion filed as Exhibit 8.2 to this registration statement)
99.1	Form of Golden Cycle Gold Corporation Proxy

*	Previously filed as an exhibit to the registrant’s registration statement on Form F-4 (File No. 333-149068) filed with the Commission on February 5, 2008.